UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

AMYLIN PHARMACEUTICALS, INC.

(Name of Subject Company)

AMYLIN PHARMACEUTICALS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

032346108

(CUSIP Number of Class of Securities)

Daniel M. Bradbury

President and Chief Executive Officer

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

San Diego, California 92121

(858) 552-2200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Nancy Lieberman

Ann Beth Stebbins

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company is Amylin Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 9360 Towne Centre Drive, San Diego, California 92121. The telephone number for the Company’s principal executive offices is (858) 552-2200.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is the Company’s common stock, par value $0.001 per share (collectively, the “Shares” or the “Company Common Stock”).

As of the close of business on July 5, 2012, (i) 163,768,702 Shares were issued and outstanding, (ii) zero Shares were held by the Company treasury shares or held by subsidiaries of the Company (iii) 17,752,529 Shares were reserved for issuance upon exercise of outstanding Company stock options pursuant to the Company’s equity compensation plans (of which 12,320,526 Shares were reserved for issuance upon exercise of outstanding Company stock options that are currently vested and exercisable), (iv) 1,552,376 Shares were reserved for issuance upon settlement of outstanding restricted stock units pursuant to the Company’s equity compensation plans and (v) 9,415,425 Shares were reserved for issuance upon conversion of the Company’s 3.00% Convertible Notes due 2014.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth above in “Item 1. Subject Company Information – Name and Address.”

Tender Offer.

This Statement relates to the cash tender offer (the “Offer”) by B&R Acquisition Company, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company (“Bristol-Myers Squibb”), to purchase all of the outstanding Shares at a purchase price of $31.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO, dated July 10, 2012 (as amended or supplemented from time to time, the “Schedule TO”), filed by Bristol-Myers Squibb and certain of its affiliates, including Merger Sub, with the Securities and Exchange Commission (the “SEC”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 29, 2012 (as amended or modified from time to time, the “Merger Agreement”), by and among the Company, Bristol-Myers Squibb and Merger Sub. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Bristol-Myers Squibb (the “Surviving Company”). At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than Shares owned by Bristol-Myers Squibb, Merger Sub or the Company or by any stockholder of the Company who or which is entitled to and properly exercises appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable taxes required to be withheld (the “Merger Consideration”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Offer is initially scheduled to expire at 5:00 PM, New York City time, on August 7, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, and the Merger Agreement.

As set forth in the Schedule TO, the address of the principal executive offices of Bristol-Myers Squibb and Merger Sub is 345 Park Avenue, New York, New York 10154-0037, and the telephone number at such principal offices is (212)  546-4000.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or in the Information Statement attached to this Schedule 14D-9 as Annex A (the “Information Statement”) and incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest, between the Company or any of its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Bristol-Myers Squibb, Merger Sub or any of their respective executive officers, directors or affiliates.

Arrangements with Bristol-Myers Squibb and Merger Sub.

In connection with the Offer and the Merger, Bristol-Myers Squibb, Merger Sub and the Company entered into the Merger Agreement and the Company and Bristol-Myers Squibb entered into a Confidentiality Agreement, dated May 8, 2012 (the “Confidentiality Agreement”), an Exclusivity Agreement, dated June 28, 2012 (the “Exclusivity Agreement”) and an Assumption Agreement, dated June 29, 2012 (the “Assumption Agreement”).

The Merger Agreement.

The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 1 of the Offer to Purchase are incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Bristol-Myers Squibb and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Bristol-Myers Squibb or Merger Sub made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company to Bristol-Myers Squibb and Merger Sub in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Bristol-Myers Squibb and Merger Sub, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Bristol-Myers Squibb or Merger Sub. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that prior to the Effective Time, the Company may pursue certain equitable remedies on their behalf and after the Effective Time, the Company stockholders may enforce the provisions in the Merger Agreement relating to the payment of the Merger Consideration) and the Company’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Bristol-Myers Squibb, Merger Sub or any of their respective subsidiaries or affiliates.

The foregoing summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Representation on Board.

The Merger Agreement provides that, effective after initial acceptance for payment by Merger Sub of the Shares tendered pursuant to the Offer (such time hereinafter referred to as the “Acceptance Time”), and for so long as Bristol-Myers Squibb and Merger Sub beneficially own at least a majority of the outstanding Shares, Bristol-Myers Squibb is entitled to elect or designate such number of directors, rounded up to the next whole number, on the board of directors of the Company (the “ Company Board”) as is equal to the product of the total number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the next sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Bristol-Myers Squibb and Merger Sub at such time (including Shares so accepted for payment, and if the Top-Up Option is exercised, the Shares purchased upon the exercise of the Top-Up Option) represents as a fraction of the total number of Shares then outstanding on a fully diluted basis. Promptly after the Acceptance Time, the Company shall, upon request of Bristol-Myers Squibb, use its reasonable best efforts to cause Bristol-Myers Squibb’s designees to be elected or appointed, including increasing the size of the Company Board and/or seeking the resignations of one or more incumbent directors as appropriate. At such time, subject to applicable law and the limitations referred to below, the Company will also cause individuals designated by Bristol-Myers Squibb to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Company Board. The Company Board will, until the Effective Time, have at least three members who were members of the Company Board on the date of the Merger Agreement and who are independent for purposes of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such directors referred to as “Independent Directors”), and allow the Independent Directors who are members of the audit committee of the Company Board immediately prior to the date of the Merger Agreement to remain as the sole members of the audit committee of the Company Board. If any Independent Director is unable to serve due to death, disability or resignation, then the remaining Independent Director(s) (or if no Independent Director is then in office, the members of the Company Board) will be entitled to elect or appoint another individual who is unaffiliated with Bristol-Myers Squibb or Merger Sub to fill each such vacancy who will be considered to be an Independent Director for purposes of the Merger Agreement. If any Independent Director that is unable to serve was a member of the audit committee, the Independent Director appointed to fill such vacancy will also serve as a member of the audit committee.

From and after the time, if ever, that Bristol-Myers Squibb’s designees constitute a majority of the Company Board and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors, acting qua audit committee of the Company Board, will be required and will, to the fullest extended permitted by the DGCL, be sufficient to amend, modify or terminate the Merger Agreement on behalf of the Company or to amend or modify the terms or conditions of the Offer or the Merger, exercise or waive any of the Company’s rights or remedies under the Merger Agreement, extend the time for performance of Bristol-Myers Squibb’s or Merger Sub’s obligations under the Merger Agreement or enforce any obligation of Bristol-Myers Squibb or Merger Sub under the Merger Agreement. The Independent Directors, acting qua audit committee of the Company Board, shall have the authority to retain counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as determined appropriate by the Independent Directors and shall have the authority, after the Acceptance Time and prior to the Effective Time, to institute any action on behalf of the Company to enforce the performance of this Agreement in accordance with its terms.

For more information see “Section 11 – The Merger Agreement – The Company Board” in the Offer to Purchase.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Bristol-Myers Squibb, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of holders of Shares as described in the Information Statement, and is incorporated herein by reference.

The foregoing summary of the provisions of the Merger Agreement concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Confidentiality Agreement.

On May 8, 2012, Bristol-Myers Squibb and the Company entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which Bristol-Myers Squibb agreed that, subject to certain limitations, any non-public information concerning the Company and its subsidiaries furnished to it or its representatives by or on behalf of the Company shall, for a period of seven years from the date of the Confidentiality Agreement, be held confidential and used by Bristol-Myers Squibb and its representatives solely for the purpose of evaluating a possible business combination transaction between Bristol-Myers Squibb and the Company and would be kept confidential, except otherwise as provided in the Confidentiality Agreement. Bristol-Myers Squibb also agreed to a standstill provision until June 30, 2013. These standstill restrictions on Bristol-Myers Squibb automatically terminate under the Confidentiality Agreement if the Company enters into definitive agreements with respect to certain extraordinary transactions, including the Merger Agreement and the Merger, or if a financially-capable third party commences a bona fide unsolicited tender or exchange offer in order to enter into such a transaction.

Assumption Agreement.

Concurrently with the execution and delivery of the Merger Agreement, the Company entered into an Assumption Agreement (the “Assumption Agreement”) with Bristol-Myers Squibb. Pursuant to the terms and conditions of the Assumption Agreement, Bristol- Myers Squibb agreed to assume, with effect as of the closing of the Offer, to satisfy, perform pay and discharge all of Amylin’s obligations under (i) the Settlement and Termination Agreement (the “Settlement and Termination Agreement”), dated November 7, 2011, between Amylin and Eli Lilly and Company (“Eli Lilly”), (ii) the promissory note with Eli Lilly dated November 7, 2011 with respect to the Company’s revenue sharing obligation under the Settlement and Termination Agreement and (iii) the security agreement, dated November 7, 2011, by and among Amylin, its wholly-owned subsidiary, Amylin Ohio LLC, and Eli Lilly, pursuant to which Amylin and Amylin Ohio LLC granted to Eli Lilly a security interest in certain intellectual property of Amylin as collateral to secure the promissory note.

Bristol-Myers Squibb currently expects to repay the Company’s obligations with respect to the revenue sharing obligations in accordance with the terms of the Settlement and Termination Agreement following the effective time.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Assumption Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Exclusivity Agreement.

On June 28, 2012, Bristol-Myers Squibb and the Company entered into an Exclusivity Agreement (the “Exclusivity Agreement”), pursuant to which for a period of time beginning at the time of the Exclusivity Agreement being countersigned by the Company on June 28, 2012 and the first to occur of (i) the execution of a definitive merger agreement with Bristol-Myers Squibb and (ii) 12:00 p.m. San Diego time on Monday July 2, 2012, the Company agreed to, and to cause its representatives to, terminate and cease all discussions, communications or negotiations with any person other than Bristol-Myers Squibb and its representatives related to an alternative transaction for the acquisition or sale of the material assets of the Company. The Exclusivity Agreement expired in accordance with its terms on June 29, 2012 when Bristol-Myers Squibb, Merger Sub and the Company executed the Merger Agreement.

Arrangements with Current Executive Officers and Directors of the Company.

Certain executive officers and directors of the Company may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, their interests as Company stockholders generally. The Company Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation – Background and Reasons for the Recommendation – Reasons for Recommendation.”

Effect of the Merger on Equity Awards.

Treatment of Company Stock Options.

The Merger Agreement provides that at the Effective Time, each unexercised outstanding option representing the right to purchase Shares (“Company Stock Option”), whether or not vested, will be canceled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share for such Company Stock Option and (ii) the total number of Shares underlying such Company Stock Option, less applicable taxes required to be withheld with respect to such payment. If the exercise price per Share is equal to or greater than the Merger Consideration, such Company Stock Option will be canceled without payment.

Based upon the holdings of Company Stock Options as of July 5, 2012, the respective exercise price of such options and the Merger Consideration of $31.00, the consideration that each of the Company’s executive officers and directors would receive with respect to their Company Stock Options in connection with the Offer and Merger is as follows:

Name of Executive Officer or Director	Number of Vested Company Stock Options	Payments in Respect of Vested Company Stock Options ($)	Number of Unvested Company Stock Options	Payments in Respect of Unvested Company Stock Options ($)	Total Company Stock Option Payments ($)
Daniel M. Bradbury	1,022,041	12,973,341	598,959	9,173,809	22,147,150
Mark G. Foletta	288,959	3,650,595	203,124	3,126,213	6,776,808
Mark J. Gergen	226,258	2,995,537	183,542	2,804,681	5,800,218
Orville G. Kolterman, M.D.	362,384	4,489,046	97,916	1,488,519	5,977,565
Harry J. Leonhardt	71,578	1,029,564	146,722	2,241,703	3,271,267
Marcea Bland Lloyd	157,084	2,134,869	182,916	2,796,581	4,931,450
Paul G. Marshall	133,958	1,771,701	161,042	2,607,749	4,379,450
Vincent P. Mihalik	96,562	1,542,073	108,438	1,637,177	3,179,250
Lloyd A. Rowland	149,984	1,794,598	41,916	646,040	2,440,638
Christian Weyer	103,151	1,476,318	227,234	3,488,766	4,965,084
Paulo F. Costa	64,167	996,318	25,833	215,882	1,212,200
Adrian Adams	61,667	938,568	18,333	67,832	1,006,400
Teresa Beck	61,667	938,568	18,333	67,832	1,006,400
M. Kathleen Behrens, Ph.D.	64,167	996,318	25,833	215,882	1,212,200
Alexander Denner, Ph.D.	64,167	996,318	25,833	215,882	1,212,200
Karin Eastham	81,667	955,568	18,333	67,832	1,023,400
James R. Gavin III, M.D., Ph.D.	61,667	938,568	18,333	67,832	1,006,400
Jay S. Skyler, M.D., MACP	97,667	1,354,248	18,333	67,832	1,422,080
Joseph P. Sullivan	105,667	1,261,128	18,333	67,832	1,328,960

Treatment of Company Restricted Units.

The Merger Agreement provides that, as of the Effective Time, each outstanding restricted stock unit that has a time-based vesting schedule (“Time-Based RSU”), whether not vested, shall be canceled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration and (ii) the number of shares of Company Common Stock subject to such Time-Based RSU, less applicable Taxes required to be withheld with respect to such payment.

The Merger Agreement provides that, as of the Effective Time, each outstanding restricted stock unit that has a performance-based vesting schedule (“Performance-Based RSU”), whether or not vested, shall be canceled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration and (ii) the number of shares of Company Common Stock subject to such Performance-Based RSU, determined as if the applicable performance objectives had been achieved at the target level, less applicable taxes required to be withheld with respect to such payment.

Based upon the holdings of restricted stock units as of July 5, 2012 and the Merger Consideration of $31.00, the consideration that each of the Company’s executive officers and directors would receive with respect to their Time-Based RSUs and Performance-based RSUs in connection with the Offer and Merger is as follows:

Name of Executive Officer or Director	Number of Time- Based RSUs		Payments in Respect of Time- Based RSUs ($)	Number of Performance- Based RSUs		Payments in Respect of Performance- Based RSUs ($)
Daniel M. Bradbury	80,833	(1)	2,505,823	317,500	(2)	9,842,500
Mark G. Foletta	27,500		852,500	40,000		1,240,000
Mark J. Gergen	35,000		1,085,000	25,000		775,000
Orville G. Kolterman, M.D.	20,000		620,000	35,000		1,085,000
Harry J. Leonhardt	21,666		671,646	20,000		620,000
Marcea Bland Lloyd	30,000		930,000	40,000		1,240,000
Paul G. Marshall	17,500		542,500	30,000		930,000
Vincent P. Mihalik	16,666		516,646	85,000		2,635,000
Lloyd A. Rowland	17,000	(3)	527,000	5,000	(4)	155,000
Christian Weyer	16,666		516,646	35,000		1,085,000
Paulo F. Costa	3,000		93,000	n/a		n/a
Adrian Adams	3,000		93,000	n/a		n/a
Teresa Beck	6,000	(5)	186,000	n/a		n/a
M. Kathleen Behrens, Ph.D.	3,000		93,000	n/a		n/a
Alexander Denner, Ph.D	3,000		93,000	n/a		n/a
Karin Eastham	3,000		93,000	n/a		n/a
James R. Gavin III, M.D., Ph.D	6,000	(6)	186,000	n/a		n/a
Jay S. Skyler, M.D., MACP	3,000		93,000	n/a		n/a
Joseph P. Sullivan	3,000		93,000	n/a		n/a

(1)	includes 4,167 vested but deferred RSUs.
(2)	includes 133,750 vested but deferred RSUs.
(3)	includes 6,767 vested but deferred RSUs.
(4)	includes 5,000 vested but deferred RSUs.
(5)	includes 3,000 vested but deferred RSUs.
(6)	includes 3,000 vested but deferred RSUs.

Change in Control Severance Benefit Plan.

The Company previously entered into an employment agreement with its President and Chief Executive Officer, Daniel Bradbury. The employment agreement provides that Mr. Bradbury is eligible to participate in benefits under any executive benefit plan or arrangement made available to the Company’s executive or key management employees, including the Company’s Amended and Restated Officer Change in Control Severance Benefit Plan (the “Change in Control Plan”). With the exception of Mr. Bradbury, the Company maintains oral at-will employment relationships with each of its other currently-serving named executive officers: Mark G. Foletta, Mark J. Gergen, Marcea Bland Lloyd and Dr. Christian Weyer. Each of the Company’s named executive officers and all other executive officers participate in the Company’s Change in Control Plan.

Under the terms of the Change in Control Plan, each of the Company’s executive officers is entitled to receive severance payments and other benefits if his or her employment is terminated without cause or under certain specified “good reason” type circumstances ninety days prior to or within 13 months following the effective date of specified change in control transactions of the Company, which will occur upon the closing of the Offer. This double-trigger Change in Control Plan provides that the “good reason” type terminations include voluntary resignations as a result of a material reduction in base salary and a material diminution of the officer’s authority, duties and responsibilities which, in the case of the Company’s chief executive officer, includes no longer reporting directly to the Company Board or the board of directors of a successor company and in the case of the Company’s chief financial officer, includes the occurrence of a material diminution in the authority, duties or responsibilities of the supervisor to whom the chief financial officer is required to report.

The Change in Control Plan provides salary continuation benefits upon a covered termination as follows: (i) chief executive officer and/or president: 36 months; and (ii) other executive officers of the Company: 24 months.

The plan provides for lump sum bonus payments for officers equal to a specified percentage of their then-current annual target bonus as follows: (i) chief executive officer and/or president: 300%; and (ii) other executive officers of the Company: 200%. Under the plan, executive officers would also receive a lump sum reimbursement for 140% of 18 months of medical, dental and other COBRA payments. In the event that payments made under the Change in Control Plan would be considered “parachute payments” subject to excise taxes under Section 280G of the Internal Revenue Code, an executive officer will have the option of receiving (i) the total amount of such payment and be subject to all applicable taxation including the excise tax or (ii) a lesser payment to provide the most favorable after-tax benefit under the plan. The Company will not pay any “gross up” or additional amount to such executive to offset the impact of such excise tax. See “Item 8. Additional Information—Information Regarding Golden Parachute Compensation” below, which is incorporated herein by reference.

Employee Benefit Matters.

The Merger Agreement provides that from and after the Effective Time, Bristol-Myers Squibb will, or will cause the Surviving Company to, honor any Company benefit plan and all obligations thereunder, each as in effect as of the date of the Merger Agreement; however, the Surviving Company may amend or terminate any Company benefit plan in accordance with its terms. During the period after the Effective Date and ending on the first anniversary thereof, Bristol-Myers Squibb will, or will cause the Surviving Company to, provide to each person who is an employee of the Company or any of its subsidiaries immediately prior to the Effective Time and who continues as an employee of the Surviving Company or one of its affiliates (i) base salary and non-equity based bonus opportunities that are no less favorable in the aggregate than those in effect immediately prior to the Effective Time, (ii) severance benefits that are no less favorable on an individual basis than those that would have been provided under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect on the date of the Merger Agreement taking into account such employees additional service and increased pay levels and (iii) employee benefit plans and arrangements (other than severance, base salary and bonus opportunities, defined benefit pension benefits and any equity-based plans) that are either substantially comparable in the aggregate to those plans or arrangements provided by the Company immediately prior to the Effective Time or the same as those provided to similarly situated employees of Bristol-Myers Squibb. Nothing in the Merger Agreement limits the right of Bristol-Myers Squibb or the Surviving Company, following the Effective Time, to terminate the employment of any employee of the Company at any time and for any or no reason.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance.

Bristol-Myers Squibb and Merger Sub have agreed that all rights to indemnification against and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company as provided in the Company’s certificate of incorporation, the Company’s bylaws, any resolution adopted by the Company Board or certain indemnification agreements, in each case, as in effect immediately prior to the execution and delivery of the Merger Agreement, will be assumed by the Surviving Company in the Merger and will continue in full force and effect in accordance with their terms. For a period of six years after the Effective Time, Bristol-Myers Squibb has agreed to cause the certificate of incorporation and by-laws of the Surviving Company to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of the indemnified parties than are set forth as of the date of the Merger Agreement in the Company’s certificate of incorporation and by-laws.

In addition, for a period of six years from the Effective Time, Bristol-Myers Squibb has agreed to and will cause the Surviving Company to indemnify and hold harmless each current and former director or officer of the Company or any of its subsidiaries against any losses, claims, damages, liabilities, reasonable and documented costs and expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of such claim, action, suit, proceeding or investigation), judgments, fines and amounts paid in settlement of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on that he or she was a director or officer of the Company or any of its subsidiaries.

Prior to the Effective Time, the Company will use its reasonable best efforts to (and if the Company is unable to, Bristol-Myers Squibb shall cause the Surviving Company as of the Effective Time to) obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as the Company’s policies existing prior to the Effective Time; provided that such “tail” insurance policies shall not require the payment of an aggregate premium in excess of 300% of the aggregate annual premium most recently paid by the Company prior to the date of the Merger Agreement for such purpose. If the Company does not obtain such insurance policies at or prior to the Effective Time, then Bristol-Myers Squibb has agreed that from the Effective Time through the sixth anniversary of the Effective Time, the Surviving Company will and the Bristol-Myers Squibb will cause the Surviving Company to maintain in effect the Company’s current directors’ and officers’ liability insurance and fiduciary liability insurance or to purchase comparable directors’ and officers’ liability insurance and fiduciary liability insurance; provided that in no event will the aggregate premiums be in excess of 300% of the current aggregate annual premiums paid by the Company for such purpose.

Continuing Directors.

The Merger Agreement provides that, if Bristol-Myers Squibb’s directors are appointed to the Company Board promptly upon the payment by Merger Sub for Shares pursuant to the Offer (as described above), until the Effective Time, at least three Independent Directors of the Company will continue to serve on the Company Board, and the Independent Directors of the Company who are members of the audit committee of the Company Board immediately prior to the date of the Merger Agreement will remain as the sole members of the audit committee of the Company Board. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Support Agreement.

Concurrently with the execution of the Merger Agreement, each of Daniel M. Bradbury, Mark G. Foletta, Orville G. Kolterman and Mark J. Gergen entered into a Tender and Support Agreement (the “Support Agreement”) with Bristol-Myers Squibb, Merger Sub and, solely with respect to certain sections thereof, the Company. Pursuant to the Support Agreement, each of these stockholders has agreed (solely in their capacity as stockholders and, if applicable, holders of stock options), among other things, subject to the termination of the Support Agreement (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) all Shares owned or thereafter acquired by such stockholder as promptly as practicable (but in no event later than ten business days after the commencement of the Offer) and not to exercise any appraisal rights in connection with the Merger, (ii) not to transfer any of such stockholder’s equity interests in the Company, including any Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (iii) not to take any action that would interfere with the performance of such stockholder’s obligations under, or the transactions contemplated by, the Support Agreement, (iv) to vote such stockholder’s Shares in support of the Merger in the event that stockholder approval is required to consummate the Merger, (v) to vote against any action or agreement that would materially impede, interfere with or prevent the Offer or the Merger, (vi) not to solicit, initiate, propose or knowingly encourage, facilitate or participate in discussions with third parties regarding other proposals to acquire the Company except as permitted by the Merger Agreement and (vii) to elect to exercise any of the stockholder’s options that are vested or will be vested, on a net exercise basis, following the Acceptance Time and to transfer those newly-issued Shares to Merger Sub. The Support Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the Effective Time, (iii) the Offer having been terminated or the initial expiration date of the Offer having occurred, in each case without acceptance for payment of the stockholder’s Shares pursuant to the Offer, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the stockholder pursuant to the Merger Agreement and (v) the mutual written consent of the Company, Bristol-Myers Squibb, Merger Sub and the stockholders party thereto.

Collectively, the stockholders party to the Support Agreement own an aggregate of 4,823,527 Shares (including Shares represented by vested and unvested Company Stock Options they hold), or approximately 3% of the Shares (taking into account, for purposes of determining the aggregate Shares, the Company’s issued and outstanding Shares and assuming the exercise of only the vested and unvested Company Stock Options held by the stockholders who entered into the Support Agreement).

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Company Board.

The Company Board, during a meeting held on June 29, 2012, by unanimous vote determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option are advisable, fair to and in the best interests of the Company and its stockholders and adopted and approved the Merger Agreement and the transactions contemplated thereby.

Accordingly, the Company Board unanimously recommends that Company stockholders accept the Offer, tender their Shares in the Offer, and, to the extent required by applicable law, approve the Merger Agreement and the transactions contemplated thereby.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer.

In pursuing its objectives of enhancing stockholder value, the Company Board from time to time has considered opportunities for a variety of transactions, including potential strategic alliances, collaborations and business combinations.

On November 7, 2011, the Company entered into the Settlement and Termination Agreement with Eli Lilly pursuant to which the Company and Eli Lilly terminated their exenatide development and commercialization collaboration. In connection with the announcement of the Settlement and Termination Agreement, the Company announced that it would seek a new partner for development and commercialization of exenatide products outside of the United States.

During the period from November 21, 2011 to May 15, 2012, members of the Company’s senior management contacted, or were contacted by, multiple large pharmaceutical companies, including Bristol-Myers Squibb and AstraZeneca PLC (together with its wholly owned subsidiary, AstraZeneca Pharmaceuticals LP, “AstraZeneca”), to explore their interest in potentially pursuing a collaboration for the commercialization and development of exenatide products outside of the United States. On December 6, 2011, the Company provided a draft confidentiality agreement relating to that process to Bristol-Myers Squibb. During the period December 8, 2011, through January 5, 2012, representatives of the Company and Bristol-Myers Squibb engaged in negotiations regarding the terms of the confidentiality agreement. On January 5, 2012, Bristol-Myers Squibb informed the Company that it would not participate in the Company’s licensing process for an exenatide development and commercialization collaboration outside of the United States given the inability of the parties to reach agreement on the terms of the standstill provision of the confidentiality agreement. AstraZeneca also independently declined the opportunity to engage in discussions to pursue a development and commercialization partnership with the Company outside the United States.

Eight pharmaceutical companies entered into confidentiality agreements with the Company which included a standstill provision, and were given access to an online data room for purposes of conducting due diligence on the Company.

On January 27, 2012, the Company announced that the U.S. Food and Drug Administration (the “FDA”) had approved BYDUREON™ (exenatide extended-release for injectable suspension), the first once-weekly treatment for type 2 diabetes approved by the FDA, which the Company began marketing in the United States in February 2012.

During the period from February 8, 2012 through February 27, 2012, the Company received proposals from three pharmaceutical companies for exenatide commercialization partnerships outside of the United States.

On February 15, 2012, Lamberto Andreotti, Chief Executive Officer of Bristol-Myers Squibb, contacted Daniel M. Bradbury, the Company’s President and Chief Executive Officer. On the call, Mr. Andreotti told Mr. Bradbury that although Bristol-Myers Squibb was not interested in a partnering relationship with the Company, Bristol-Myers Squibb would be interested in discussing the potential acquisition of the Company, indicated that Bristol-Myers Squibb would be prepared to make an offer for 100% of the outstanding Shares at a price of $22.00 per Share in cash and indicated that the proposed price was based on publicly available information and had the potential to be modified following a due diligence review of the Company. Mr. Bradbury informed Mr. Andreotti that the Company was not for sale, but that he would discuss Bristol-Myers Squibb’s proposal with the Company Board. Later that day, Mr. Bradbury received a confidential letter from Mr. Andreotti setting forth Bristol-Myers Squibb’s non-binding proposal to acquire 100% of the outstanding common stock of the Company in a tender offer at a price of $22.00 per Share in cash. Bristol-Myers Squibb’s non-binding proposal was based on public information and was subject to Bristol-Myers Squibb’s completion of satisfactory due diligence, approval of the transaction by the Bristol-Myers Squibb board of directors and the receipt by the Company of the requisite corporate approvals. The proposal represented a premium of 25% to the closing price of the Company Common Stock on February 15, 2012, which was $17.61 per Share.

On February 17, 2012, the Company Board met telephonically. Representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), the Company’s outside counsel were also in attendance. At this meeting, Mr. Bradbury updated the Company Board on the proposal received from Bristol-Myers Squibb and Skadden discussed certain legal matters, including the directors’ fiduciary duties. After discussion, the Company Board established the Business Strategy Committee (which replaced a previously established Partnering Strategy Committee of the Company Board) to assist the Company Board in its consideration of strategic alternatives available to the Company, and delegated to the committee the authority to retain advisors. Noting that the Company had received two proposals with respect to potential exenatide commercialization partnering transactions and expected to receive additional proposals in the upcoming weeks, the Company Board determined that it would be desirable to have a more detailed discussion of Bristol-Myers Squibb’s acquisition proposal and the appropriate Company response following the receipt of these commercialization partnership proposals.

On February 20, 2012, the Business Strategy Committee of the Company Board met telephonically, in a meeting attended by members of senior management of the Company, at the committee’s invitation, and representatives of Skadden. At that meeting, the committee determined that the Company should retain Credit Suisse Securities (USA) LLC (“Credit Suisse”) to advise the Company Board with respect to strategic alternatives. Credit Suisse was selected based on its qualifications, experience and reputation. The committee also considered that Credit Suisse had been the Company’s financial advisor in connection with the Settlement and Termination Agreement and had familiarity with the Company, its business and products. Mr. Bradbury informed the committee that he had confirmed with representatives of Credit Suisse that Credit Suisse had no material relationship with Bristol-Myers Squibb that potentially could conflict with the interests of the Company in this engagement. The committee also discussed the timing for a response to Bristol-Myers Squibb, and the information the Company Board should consider in determining the appropriate response to Bristol-Myers Squibb.

On February 25, 2012, Mr. Bradbury contacted Mr. Andreotti via e-mail and indicated that Bristol-Myers Squibb’s proposal had been shared with the Company Board and was being considered. Mr. Bradbury also indicated that he would contact Mr. Andreotti in due course once the Company Board had completed its review process.

On February 28, 2012, the Business Strategy Committee of the Company Board met telephonically, in a meeting attended by members of senior management of the Company, at the committee’s invitation, and representatives of Skadden and Credit Suisse. At this meeting, senior management of the Company updated the committee with respect to the three partnering proposals received by the Company, and discussed the potential process for reviewing and evaluating the partnering proposals and the acquisition proposal received from Bristol-Myers Squibb. The Business Strategy Committee met again on March 5, 2012 in advance of a meeting of the full Company Board, and discussed the recommendations it would make to the full Company Board regarding continuing negotiations with respect to a potential commercialization partnership and the acquisition proposal received from Bristol-Myers Squibb.

The Company Board met on March 5 and 6, 2012 in San Diego, in a meeting attended by members of senior management of the Company and representatives of Skadden and Credit Suisse. A representative of Cooley LLP, outside legal counsel to the Company in connection with a potential equity financing transaction, also attended the meeting. At this meeting, the Company Board reviewed the status of the Company’s partnering discussions, and representatives of Credit Suisse provided a financial analysis of the three partnering proposals received by the Company, which implied a higher valuation for the Company on a stand-alone basis (subject to the risks associated with the realization of the Company’s financial plan) than the price set forth in the February 15, 2012 proposal from Bristol-Myers Squibb. The Company Board also received a report from members of senior management on the launch of BYDUREON and early sales results. The Company Board considered that, among other things, BYDUREON had been recently launched in the United States and had the potential to create significant value for the Company’s stockholders, and the interest among large pharmaceutical companies in a commercialization partnership with the Company outside of the United States. Accordingly, the Company Board determined that the proposal from Bristol-Myers Squibb was not in the best interests of the Company stockholders, and instructed Mr. Bradbury to send a written response to Bristol-Myers Squibb rejecting its proposal.

On March 6, 2012, Mr. Bradbury sent a letter to Mr. Andreotti, informing him of the decision of the Company Board.

At the meeting of the Company Board on March 5 and 6, 2012, the Company Board also discussed the advisability of entering into an equity financing transaction to enhance the Company’s cash position, and considered the Company’s then-current financial status, including the Company’s capital structure and balance sheet. The Company Board authorized the Company to offer up to $250 million in new Shares to the public.

On March 15, 2012, Mr. Bradbury contacted Mr. Andreotti via telephone to reiterate the decision of the Company Board, and also indicated that the Company had received term sheets in connection with its ongoing commercialization partnership process and asked if Bristol-Myers Squibb would again consider joining that process.

On March 16, 2012, representatives of Bristol-Myers Squibb contacted representatives of Credit Suisse regarding Bristol-Myers Squibb’s proposal to acquire the Company. At the end of the call, Bristol-Myers Squibb advised Credit Suisse that Bristol-Myers Squibb would not continue discussions with the Company regarding a potential acquisition by Bristol-Myers Squibb.

On March 28, 2012, Bloomberg, citing unnamed sources, reported that the Company had rejected an offer from Bristol-Myers Squibb to acquire the Company at a price of $22.00 per Share. Neither the Company nor Bristol-Myers Squibb commented on the report. The Company Common Stock closed at $23.77 per Share on March 28, 2012, an increase from the $15.39 per Share closing price on March 27, 2012, prior to the news reports.

On April 2, 2012, the Company Board met telephonically, with members of the Company’s senior management and representatives of Skadden in attendance. At the meeting, the Company Board determined to retain Goldman, Sachs & Co. (“Goldman Sachs”) as an additional financial advisor to the Company to advise the Company Board with respect to strategic alternatives. The Company considered several potential financial advisors, and selected Goldman Sachs based on its qualifications, experience and reputation. Representatives of Goldman Sachs informed the Company that Goldman Sachs reviews potential investment banking assignments through a centralized process to determine, among other things, whether they present an actual or potential conflict of interest in light of its other business activities, that Goldman Sachs considered its engagement by the Company pursuant to this process and that, based on its review, concluded that, in its opinion, it had no conflict of interest that prevented it from accepting the engagement.

On April 9, 2012, the Company Board met telephonically, with members of the Company’s senior management and with representatives of Skadden, Credit Suisse and Goldman Sachs in attendance. Mr. Bradbury provided an update to the Company Board on the status of discussions with potential commercialization partners. Also at this meeting, representatives of Credit Suisse and Goldman Sachs discussed the current market environment and certain strategic alternatives available to the Company.

On April 17, 2012, the Company Board met in New York, with members of the Company’s senior management and representatives of Skadden, Credit Suisse and Goldman Sachs in attendance. At this meeting, the Company Board received presentations from senior management of the Company on the commercial launch of BYDUREON and management’s sales forecasts. Representatives of each of Credit Suisse and Goldman Sachs reviewed for the Company Board their respective preliminary financial analysis and discussed certain strategic alternatives available to the Company. Each of the financial advisors also discussed the trading price of the Shares following the publication of the Bloomberg article reporting that the Company had received an offer from Bristol-Myers Squibb. Representatives of Skadden reviewed for the Company Board the fiduciary duties of directors under various scenarios and discussed other matters. The Company Board considered the potential benefits of continuing to pursue a commercialization partnership, the risks and uncertainties associated with the launch of BYDUREON and the potential interest by large pharmaceutical companies in acquiring the Company. After discussion, the Company Board determined that it was advisable to explore strategic alternatives to maximize stockholder value, including a potential sale of the Company, while continuing discussions and negotiations with potential commercialization partners.

On April 19, 2012, the Company Board met telephonically, with members of senior management and with representatives of Skadden, Credit Suisse and Goldman Sachs in attendance. At this meeting, representatives of each of Credit Suisse and Goldman Sachs discussed with the Company Board potential large pharmaceutical companies that might be interested in acquiring the Company, discussed certain process alternatives and recommended a private process of soliciting interest from potential acquirors. The Company Board determined that a private process of soliciting interest was preferable to a public auction because the launch of BYDUREON was in the early stages and it was important that the Company’s sales force remained focused on the launch and not be distracted by a public process for selling the Company.

At the direction of the Company Board, during the period between April 19 and April 25, 2012, representatives of Credit Suisse and Goldman Sachs, and members of the Company’s senior management contacted 12 large pharmaceutical companies several of whom had been involved in discussions regarding a commercialization partnership for exenatide products outside of the United States. The potential bidders were selected based on their financial capability and their strategic interest in diabetes, including Bristol-Myers Squibb and AstraZeneca. Nine of those companies contacted indicated that they would be interested in considering a potential transaction to acquire the Company, and three of those parties declined the opportunity. In addition, Goldman Sachs received one unsolicited inquiry from a pharmaceutical company that was not initially contacted by representatives of Credit Suisse and Goldman Sachs, or by Mr. Bradbury. Following the initial contact, a form of confidentiality agreement, which included a standstill period, was sent to nine potential buyers who indicated interest in considering a transaction to acquire the Company. One of the twelve large pharmaceutical companies contacted, referred to herein as Party A, told representatives of Credit Suisse and Goldman Sachs that it was interested in considering a transaction to acquire the Company, however it would not agree to the proposed standstill period in the confidentiality agreement, and accordingly, would consider submitting a bid for the Company based on publicly available information.

As part of the process described above, on April 23, 2012, Mr. Bradbury contacted Mr. Andreotti to inform him that the Company Board had decided to explore strategic alternatives for the Company including a potential sale, and to inquire as to whether Bristol-Myers Squibb was interested in participating in the process. Mr. Andreotti indicated that he would need to consider a potential acquisition of the Company with the members of Bristol-Myers Squibb’s senior management team and would thereafter contact Mr. Bradbury to inform him whether Bristol-Myers Squibb would participate in the process.

On May 3, 2012, Mr. Andreotti contacted Mr. Bradbury and informed him that Bristol-Myers Squibb had determined that the products of the Company would be most valuable if the framework of Bristol-Myers Squibb’s ongoing collaboration with AstraZeneca were expanded to include the Company’s products. Mr. Andreotti expressed Bristol-Myers Squibb’s intention to work with AstraZeneca on a collaboration to follow the potential acquisition of the Company by Bristol-Myers Squibb. After consultation with the Company’s legal and financial advisors, the Company agreed to permit Bristol-Myers Squibb and AstraZeneca to work together in connection with Bristol-Myers Squibb’s proposed acquisition of the Company, and the provision allowing Bristol-Myers Squibb and AstraZeneca to discuss and share Amylin confidential information was included in the form of confidentiality agreement signed by each of Bristol-Myers Squibb and AstraZeneca. The Company agreed to permit Bristol-Myers Squibb and AstraZeneca to work together because it believed that doing so would result in a higher bid than Bristol-Myers Squibb would offer without the ability to collaborate with AstraZeneca following an acquisition by Bristol-Myers Squibb of the Company.

On May 4, 2012, Mr. David Brennan, the then Chief Executive Officer of AstraZeneca contacted Mr. Bradbury and confirmed that AstraZeneca would be working with Bristol-Myers Squibb regarding a collaboration with Bristol-Myers Squibb to follow Bristol-Myers Squibb’s proposed acquisition of the Company rather than participating directly in the Company’s sale process.

During the period from May 4 through May 8, 2012, representatives of Bristol-Myers Squibb and Skadden negotiated the terms of a confidentiality agreement between the Company and Bristol-Myers Squibb, which was executed and delivered by each of the parties on May 8, 2012. AstraZeneca entered into a similar confidentiality agreement with the Company on the same date.

Eight parties, including Bristol-Myers Squibb and AstraZeneca, signed confidentiality agreements and received access to an electronic data room which contained certain business and operational data of the Company for purposes of conducting due diligence on the Company. Bid process letters dated May 8, 2012 were distributed to each of the eight parties with instructions to submit by May 24, 2012 a non-binding proposal to acquire 100% of the common stock of the Company, containing such bidder’s proposed offer price per Share, any conditions to such bidder’s offer, any required approvals and other specified information. During the period from April 30, 2012 through May 23, 2012, each of the participating parties conducted a due diligence review of the Company and its business, and had access to the management of the Company for question and answer sessions. A number of the parties had previously undertaken a limited due diligence review in connection with the earlier partnering transaction and process.

On May 14 and 15, 2012, the Company Board met in San Diego, with members of the Company’s senior management and representatives of Skadden, Credit Suisse and Goldman Sachs in attendance. At this meeting, the Company Board received an update on the sales process from the Company’s management and from its financial advisors, including the significant level of activity in the data room and questions and comments received from potential acquirors. The Company Board determined that regular updates from the Company’s senior management and its legal and financial advisors were desirable, and instructed the Company’s senior management to establish a weekly telephonic update call for the Company Board. During the period from

May 25 through June 15, 2012, the Company Board received weekly updates on the status of the process from the Company’s senior management and its legal and financial advisors.

On May 23, 2012, Party A submitted a non-binding proposal to acquire the Company at a price of $28.00-$31.00 per Share in cash, based on publicly available information. On May 24, 2012, another party out of the nine potential buyers that indicated interest, referred to herein as Party B, submitted a non-binding proposal to acquire the Company at a price of $32.00 per Share in cash. Also on May 24, 2012, Bristol-Myers Squibb submitted a non-binding proposal to acquire the Company at a price of $25.00-$27.00 per Share. Bristol-Myers Squibb’s letter noted its intention to collaborate with AstraZeneca following its acquisition of the Company.

On May 29, 2012, the Company Board met telephonically with members of the Company’s senior management and representatives of Skadden, Goldman Sachs and Credit Suisse in attendance. At this meeting, Mr. Bradbury provided the Company Board with an update on the transaction process and the proposals received to date.

On May 29, 2012, representatives of Credit Suisse contacted Bristol-Myers Squibb and advised them that the price range proposed by Bristol-Myers was lower than proposals received by the Company from other participants in the Company’s sale process. Credit Suisse proposed that a telephone call be scheduled for Mr. Bradbury to further discuss Bristol-Myers Squibb’s proposal with Mr. Andreotti.

On May 30, 2012, Mr. Andreotti spoke with Mr. Bradbury regarding Bristol Myers Squibb’s proposal. Mr. Andreotti indicated that Bristol-Myers Squibb remained serious in its efforts to acquire the Company and was committed to continuing its participation in the Company’s sale process.

On the same day, a third party out of the nine potential buyers that indicated interest referred to herein as Party C, submitted a non-binding proposal to acquire the Company at a price of $27.00-$29.00 per Share.

On May 30, 2012, the Company and Party A executed a confidentiality agreement which included a standstill provision, and Party A received access to the electronic data room.

On June 1, 2012, the Company Board met telephonically with members of the Company’s senior management and representatives of Skadden, Goldman Sachs and Credit Suisse in attendance. At that meeting, Mr. Bradbury reviewed for the Company Board proposals that had been received from potential buyers and representatives of Goldman Sachs and Credit Suisse described the process and timeline for the submission of final bids.

Following the meeting, the Company invited each of Party A, Party B, Party C, and Bristol-Myers Squibb (together with AstraZeneca as its partner in their proposed subsequent collaboration) to participate in the second round of the sale process.

On June 11, 2012, a second round process letter was distributed to each of Party A, Party B, Party C and Bristol-Myers Squibb, instructing them to submit final binding bids no later than June 27, 2012. A draft merger agreement prepared by Skadden was distributed to the potential bidders, with instructions to submit to Skadden no later than June 24, 2012 mark-ups of the draft merger agreement in a form they would be prepared to execute. The draft merger agreement included customary terms for a public company acquisition transaction including a top-up option to purchase, subject to certain limitations, newly issued Company Common Stock in order to increase its ownership in the Company to the threshold necessary to complete the Merger pursuant to the short-form merger statute of the DGCL. The draft merger agreement also included a provision which required the buyer to assume the Company’s obligations to Eli Lilly under the Settlement and Termination Agreement and related documents. During the month of June, each of Party A, Party B, Party C and Bristol-Myers Squibb (together with AstraZeneca as its partner in their proposed subsequent collaboration) continued its due diligence review and received an in-person presentation from Company management. In addition, during the month of

June, Party B, Party C and Bristol-Myers Squibb (together with AstraZeneca as its partner in their proposed subsequent collaboration) visited the Company’s manufacturing facilities in Ohio. During this phase of the process, potential bidders were given access to extensive business, commercial and scientific information with respect to the Company and each had numerous due diligence calls with the Company and its advisors.

On June 15, 2012, Party A indicated that it was withdrawing from the process and would not submit a proposal to acquire the Company based on unspecified strategic reasons which were not shared with the Company.

On June 24, 2012, Kirkland & Ellis, LLP (“K&E”), legal counsel to Bristol-Myers Squibb, delivered a mark-up of the draft merger agreement to Skadden, which included a requirement that certain stockholders of the Company enter into an agreement to tender their Shares into a tender offer by Bristol-Myers Squibb for the Company Common Stock.

On June 26, 2012, Party B indicated that it was withdrawing from the process and would not submit a proposal to acquire the Company because it could not get to a valuation that it believed would be acceptable to the Company Board. On June 27, 2012, Party C indicated that it was withdrawing from the process and would not submit a proposal to acquire the Company because it could not get to a valuation that it believed would be acceptable to the Company Board. Party C indicated that it would be interested in a global partnership with the Company if the sale process were not completed.

On June 27, 2012, Bristol-Myers Squibb submitted a definitive proposal to acquire 100% of the outstanding Company Common Stock for $31.00 per Share in cash. Bristol-Myers Squibb’s letter noted its intention to collaborate with AstraZeneca following its acquisition of the Company. The proposal represented a 11% premium to the closing price of the Company Common Stock on June 27, 2012, which was $28.04 per Share, and a 101% premium to the closing price of the Company Common Stock on March 27, 2012, the day before the news reports of a potential offer to acquire the Company. On the same day, Mr. Andreotti called Mr. Bradbury and confirmed Bristol-Myers Squibb’s interest in acquiring the Company as expeditiously as possible. Later that day, representatives of Credit Suisse and Goldman Sachs, as instructed by senior management of the Company, contacted each of Party B and Party C to confirm that they would not be submitting definitive proposals. Each of Party B and Party C confirmed to representatives of Credit Suisse and Goldman Sachs that they had withdrawn from the process and would not be submitting definitive proposals to acquire the Company.

The Company Board met telephonically on June 28, 2012, with members of senior management and representatives of Credit Suisse, Goldman Sachs and Skadden in attendance. At this meeting, representatives of Skadden reviewed for the Company Board their fiduciary duties. Also, at this meeting representatives of Credit Suisse and Goldman Sachs reviewed the terms of the definitive proposal submitted by Bristol-Myers Squibb. The Company Board also discussed whether the definitive proposal submitted by Bristol-Myers Squibb included the highest price Bristol-Myers Squibb would be willing to pay for the Company, and determined that the Company should continue to seek a higher price from Bristol-Myers Squibb. The Company Board instructed Mr. Bradbury to call Mr. Andreotti and ask Bristol-Myers Squibb to increase the purchase price in its definitive proposal to $32.00 per Share.

Following the meeting of the Company Board on June 28, 2012, Mr. Bradbury called Mr. Andreotti and requested that Bristol-Myers Squibb increase the purchase price in its definitive proposal to $32.00 per Share. Mr. Andreotti asked whether the Company would be willing to execute an exclusivity agreement, pursuant to which the Company would agree not to have further discussions with respect to a potential business combination transaction with any other parties while it negotiated exclusively with Bristol-Myers Squibb, and inquired about the willingness of the Company to provide to Bristol-Meyers Squibb and its representatives access to certain technical diligence material that had not yet been provided for review. Mr. Andreotti also informed Mr. Bradbury that he would discuss the request with his advisors and with AstraZeneca. Shortly thereafter, K&E sent to Skadden a form of exclusivity agreement, which provided for an exclusivity period expiring on July 2, 2012.

Later on June 28, 2012, Mr. Andreotti contacted Mr. Bradbury and informed him that discussions among members of senior management of Bristol-Myers Squibb were continuing, as was the consideration of the potential effects of Mr. Bradbury’s request on the post-acquisition collaboration between Bristol-Myers Squibb and AstraZeneca. Mr. Andreotti also reiterated the need for Bristol-Myers Squibb to complete its due diligence review and for Bristol-Myers Squibb to be granted exclusivity should it decide to continue in negotiations with the Company.

During the next several hours, representatives of Credit Suisse and Goldman Sachs, representatives of Citigroup Global Markets, Inc. and Evercore Partners Inc., financial advisors to Bristol-Myers Squibb, and members of senior management of Bristol-Myers Squibb, held discussions regarding an increase in the purchase price to $32.00 per Share. Mr. Bradbury held discussions with Elliott Sigal, Executive Vice President, Chief Scientific Officer and President, R&D of Bristol-Myers Squibb and member of Bristol-Myers Squibb’s board of directors and Demetrios Kydonieus, Vice President, Strategy, Alliances and Transactions of Bristol-Myers Squibb to discuss an increase in the purchase price to $32.00 per Share. Later that day, Dr. Sigal called Mr. Bradbury and told Mr. Bradbury that he had discussed the request for an increase in the purchase price internally with Bristol-Myers Squibb’s advisors and with AstraZeneca and the Company’s advisors, and that Bristol-Myers Squibb was not willing to increase the price from $31.00 per Share, as set forth in the definitive proposal previously delivered to the Company. Dr. Sigal informed Mr. Bradbury that Bristol-Myers Squibb was interested in moving forward with negotiations immediately, and reiterated Bristol-Myers Squibb’s desire to reach a definitive agreement quickly. Shortly thereafter, after consulting with several members of the Company Board, as well as with the Company’s financial advisors and senior management, Mr. Bradbury called Dr. Sigal and agreed to move forward at a price of $31.00 per Share, to execute the Exclusivity Agreement and to provide the technical diligence material that had not yet been provided for review. Following this call, review of this technical due diligence information took place involving representatives of the Company, Bristol-Myers Squibb and AstraZeneca. Bristol-Myers Squibb and the Company then executed the Exclusivity Agreement.

Later that day, representatives of Skadden delivered a revised draft of the merger agreement to K&E, and negotiated the terms of the definitive agreement and related documents, including a Support Agreement to be executed by certain members of the Company’s senior management who owned an aggregate of 4,823,527 Shares (including Shares represented by vested and unvested Company Stock Options they held), or approximately 3% of the Shares (taking into account, for purposes of determining the aggregate Shares, the Company’s outstanding Shares and assuming the exercise of only the vested and unvested Company Stock Options held by the stockholders who entered into the Support Agreement). The definitive agreement included a top-up option which is more fully described under “Item 8. Additional Information—Top-Up Option” below.

On June 29, 2012, the Company Board met telephonically, with representatives of Credit Suisse, Goldman Sachs and Skadden in attendance, to discuss the definitive proposal from Bristol-Myers Squibb. Representatives of Skadden reviewed with the Company Board the material terms in the draft merger agreement. Representatives of Credit Suisse summarized Credit’s Suisse’s analysis of the proposed transaction consideration and rendered to the Company Board its oral opinion, subsequently confirmed in writing, that as of June 29, 2012, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Credit Suisse as set forth in such written opinion, the consideration of $31.00 per Share in cash to be received by the stockholders of the Company pursuant to the Merger Agreement was fair from a financial point of view to such stockholders, as discussed below in “—Opinion of Credit Suisse.” Such opinion is attached to this Schedule 14D-9 as Annex B. Representatives of Goldman Sachs summarized Goldman Sachs’ analysis of the proposed transaction consideration and rendered to the Company Board its oral opinion, subsequently confirmed in writing, that as of June 29, 2012, and based upon and subject to the factors and assumptions set forth in such written opinion, the consideration of $31.00 per Share in cash to be paid to the stockholders of the Company (other than Bristol-Myers and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such stockholders, as discussed below in “—Opinion of Goldman Sachs.” Such opinion is attached to this Schedule 14D-9 as Annex C.

The Company Board considered the potential value of remaining an independent public company and partnering with a large pharmaceutical company to commercialize exenatide products outside of the United States, the risks and uncertainties associated with the launch of BYDUREON and the value of the Offer and Merger to the stockholders of the Company. The reasons considered by the Company Board are more fully described below in “—Reasons for the Recommendation.”

Following consideration of the Merger Agreement and the transactions contemplated by the Merger Agreement, the Company Board unanimously (i) approved and declared advisable the Merger Agreement, the Offer , the Merger and the other transactions contemplated by the Merger Agreement; (ii) determined that the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and the Company stockholders; (iii) authorized and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (iv) recommended that the Company stockholders accept the Offer, tender their Shares into the Offer and, if required by applicable law, adopt the Merger Agreement at a meeting of stockholders duly called and held for such purposes. Immediately following the meeting of the Company Board, the compensation committee of the Company Board reviewed the terms of, and approved, certain Company employment compensation and employee benefit arrangements with respect to the employees of the Company, as more fully described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements, Arrangements with Current Executive Officer and Directors of the Company—Effect of the Merger Agreement on Equity Awards”, “—Change in Control Severance Plan” and “—Employee Benefit Matters.”

After the close of trading on the NASDAQ Stock Market on June 29, 2012, the Company, Bristol-Myers Squibb and Merger Sub executed the Merger Agreement, and at approximately 9:00 p.m., Eastern Standard Time, the Company and Bristol-Myers Squibb issued a joint press release announcing the execution of the Merger Agreement and the forthcoming announcement of a tender offer to acquire all of the outstanding Company Common Stock at a price of $31.00 per Share in cash. The press release is filed as Exhibit (a)(6) to this Schedule 14D-9, and is hereby incorporated herein by reference.

On July 10, 2012, Merger Sub commenced the Offer, and the Company filed this Schedule 14D-9.

Reasons for the Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, vote in favor of approval of the Merger Agreement and the transactions contemplated thereby, the Company Board considered numerous factors in consultation with the Company’s senior management, outside legal counsel and financial advisors, including the following material factors, each of which the Company Board believes supported its determinations:

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Cash Tender Offer; Certainty of Value. The Company Board noted that the form of consideration to be paid to holders of Shares in the Offer and the Merger was all cash and considered the certainty of value of such cash consideration.

•	Transaction Financial Terms; Premium to Market Price. The Company Board considered:

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The fact that the Offer Price represents an approximately 101% premium to the trading price at which the Shares closed on March 27, 2012, the last trading day before the publication by Bloomberg of an article alleging that the Company had received an unsolicited offer from Bristol-Myers Squibb, and an approximate 10% premium to the trading price at which the Shares closed on June 29, 2012, the last trading day before the announcement of the Offer;

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The fact that the Offer Price represents premiums of approximately 11%, 13%, 19% and 50% over the average trading prices for the Shares for the one-week, one-month, three-month and six-month periods ending immediately before the date of announcement of the Offer, respectively;

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The fact that the Offer Price represents approximately a 10% premium to the highest closing price, and approximately a 275% premium to the lowest closing price, in the last twelve months prior to the date of announcement of the Offer;

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The fact that no other potential bidder submitted an offer to acquire the Company, with several potential bidders indicating that they could not support a valuation that would likely be acceptable to the Company Board;

•	The fact that the Offer Price is approximately 41% higher than the price included in the initial proposal received from Bristol-Myers Squibb on February 15, 2012 of $22.00 per Share; and

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The Company Board’s belief that, based on the history of the Company’s negotiations with Bristol-Myers Squibb, it had obtained Bristol-Myers Squibb’s and Merger Sub’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

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Credit Suisse Fairness Opinion. The Company Board considered the financial presentation and opinion, dated June 29, 2012, of Credit Suisse to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $31.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Bristol-Myers Squibb and its affiliates), which opinion was based on and subject to the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken as more fully described below in “Item 4. — The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor.”

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Goldman Sachs Fairness Opinion. The Company Board considered the financial presentation and opinion, dated June 29, 2012, of Goldman Sachs to the Company Board that based upon and subject to the factors and assumptions set forth in such opinion, the consideration of $31.00 per Share to be paid to stockholders of the Company (other than Bristol-Myers Squibb and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such stockholders, as more fully described below in “Item 4. — The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor.”

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Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, competitive position, business strategy, strategic options and prospects of the Company, as well as the Company’s financial prospects if it were to remain as an independent public company. The Company Board considered the prospective risks to the Company as a stand-alone entity, including, risks associated with the launch of BYDUREON in the United States, the risks associated with identifying and entering into acceptable arrangements with a pharmaceutical company for developing and commercializing exenatide products outside of the United States, and the timing of the required transfer of activities outside of the United States from Eli Lilly to the Company and the Company’s ability to accept such transfers, and the introduction of new products and delivery devices by the Company in the future. The Company Board also discussed the benefit to the Company’s stockholders of an acquisition at a significant premium to the unaffected market price without being subject to the risks referred to above.

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Strategic Alternatives. The Company Board considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company and partnering with a large pharmaceutical company to commercialize exenatide products outside of the United States. The Company actively sought proposals from multiple large pharmaceutical Companies with the financial capacity to acquire the Company (as more fully described above in “— Background of the Offer”).

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Negotiations of Merger Agreement. The Company Board considered the fact that the Merger Agreement was negotiated in an auction process, at arm’s-length between the Company and Bristol-Myers Squibb with the assistance of their respective legal and financial advisors.

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Tender Offer Structure. The Company Board considered the fact that the Offer followed by the second-step Merger for the same cash consideration would likely enable holders of Shares the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction.

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Assumption of the Eli Lilly Obligations. The Company Board considered the fact that the Merger Agreement required Bristol-Myers Squibb to assume certain obligations of the Company owed to Eli Lilly (as more fully described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreement—Assumption Agreement”).

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Release under Standstill Agreements. The Company Board considered the fact that all potential bidders that had executed Confidentiality Agreements would be released from the standstill provisions contained therein upon announcement of the Merger Agreement, and would be permitted to submit an unsolicited proposal to the Company.

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Expiration of the Stockholders Rights Plan. The Company Board considered the fact that the Rights Agreement, dated June 17, 2002, as amended, by and between the Company and American Stock Transfer & Trust Company, expired on June 16, 2012 and had not been renewed, and accordingly would not impede or discourage potential buyers of the Company from proposing a transaction to acquire the Company.

•	Terms of the Merger Agreement. The Company Board believed that, taken as a whole, the provisions of the Merger Agreement were favorable to the Company’s stockholders. In particular:

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Ability to Consider Alternative Transactions and to Terminate the Merger Agreement. The Company Board considered the provisions of the Merger Agreement prohibiting the Company from soliciting an alternate takeover proposal from a third party, or entering into negotiations or discussions regarding an alternate proposal unless such proposal met certain criteria. In that regard, the Company Board noted that it would be permitted to furnish non-public information and engage in discussions and negotiations with any third party who provides the Company with an unsolicited proposal that the Company Board determines in good faith (after consultation with its financial and outside legal advisors) constitutes, or is reasonably likely to result in, a superior proposal. The Company Board also considered that it would be able to terminate the Merger Agreement to enter into an acquisition agreement with respect to a superior proposal and noted that the exercise of this right would require the Company to pay Bristol-Myers Squibb a termination fee.

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Ability to Change Recommendation to Stockholders. The Company Board considered that it retained the ability to withdraw, modify or qualify its recommendation to stockholders of the Company if it determines in good faith (after receiving the advice of its outside counsel) that a failure to do so would be inconsistent with the Company Board’s fiduciary duties and if there is either a superior proposal or a material development or change in circumstances with respect to the Company which arose after the date on which the Merger Agreement was executed and which was not known and would not be reasonably be expected to have been known or foreseen by the Company Board or the Company’s management. The Company Board also noted that the exercise of this right would give Bristol-Myers Squibb the right to terminate the Merger Agreement and require the Company to pay Bristol-Myers Squibb the termination fee.

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Specific Performance and Monetary Damages. The Company Board considered that the Company would be entitled to seek specific performance or monetary damages in the event that Bristol-Myers Squibb breaches the Merger Agreement or fails to complete the Offer when required to do so.

•	Likelihood of Consummation. The Company Board considered the likelihood that the Merger will be consummated. In particular:

•	the absence of any financing condition to consummation of the Offer or the Merger;

•	the reputation and financial condition of Bristol-Myers Squibb, and Bristol-Myers Squibb’s general ability to complete acquisition transactions;

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the fact that the consummation of the Offer is conditioned on a majority of the then-outstanding fully-diluted Shares being validly tendered in the Offer and that such minimum tender condition could not be waived by Bristol-Myers Squibb;

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the fact that there are relatively few conditions to the Offer and the Merger and that the only material regulatory filing that will be required to consummate the Offer and the Merger is the filing of a pre-merger notification form pursuant to the HSR Act;

•	the Company’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger; and

•	the Company’s ability under the Merger Agreement to pursue damages.

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Reputation of Bristol-Myers Squibb. The Company Board considered the business reputation of Bristol-Myers Squibb and its management, that Bristol-Myers Squibb has sufficient financial resources to complete the Offer and the Merger through its existing cash balances and borrowings, including from expansion of its existing credit lines, money markets and capital markets transactions, and Bristol-Myers Squibb’s prior experience in completing acquisitions of other companies.

The Company Board also considered potential risks or negative factors relating to the Offer and the Merger, including the following:

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Risk of Non-Consummation. The Company Board considered the risk that the proposed Offer and Merger might not be consummated and the effect of the resulting public announcement of termination of the Merger Agreement on:

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The market price of the Shares. In that regard, the Company Board noted that the market price could be affected by many factors, including: (i) the reason or reasons for which the Merger Agreement was terminated and whether such termination resulted from factors adversely affecting the Company; (ii) the possibility that, as a result of the termination of the Merger Agreement, the marketplace would consider the Company to be an unattractive acquisition candidate; and (iii) the possible sale of Shares by short-term investors following an announcement of termination of the Merger Agreement;

•	The Company’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment;

•	The Company’s ability to attract and retain key personnel; and

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The Company’s ability to enter into satisfactory arrangements with a pharmaceutical company to commercialize exenatide outside of the United States, in advance of the transfer date under the Settlement and Termination Agreement.

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Possible Disruption of Business. The Company Board considered the possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees. The Company Board also considered the fact that the Merger Agreement contains limitations regarding the operation of the Company during the period between the signing of the Merger Agreement and the consummation of the proposed Merger. The Company Board believed that it was likely that these risks would be minimized as a result of the transaction being structured as a tender offer, which could result in the prompt consummation of the transaction.

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Offer and Merger Consideration Taxable. The Company Board considered that the cash consideration to be received by the Company’s stockholders in the Offer and the Merger would be taxable to the stockholders. The Company Board believed that this was mitigated by the fact that the entire consideration payable in the transaction would be cash, providing adequate cash for the payment of any taxes due.

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Future Growth. The Company Board considered the fact that if the proposed Merger is consummated, the Company will no longer exist as an independent company, and the Company’s stockholders will no longer participate in the future growth and profits of the Company. The Company Board concluded that providing the Company’s stockholders the opportunity to sell their Shares at an attractive price currently was preferable to remaining as an independent public company in which the holders of such Shares would have a speculative potential for future gain.

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Restrictions on Soliciting Proposals. The Company Board considered that the Merger Agreement imposes restrictions on soliciting Competing Proposals from third parties. However, based upon the robust process to identify strategic alternatives and the broad outreach to potential acquirers of the Company as described above in “— Background of the Offer,” the Company Board believed it had a strong basis for determining that the Offer and the Merger were the best transactions reasonably likely to be available to the Company.

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Termination Fee. The Company Board also considered the termination fee of $160,000,000, approximately 3% of the equity value of the Company that could become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal, and that expenses of up to $15,000,000 may be reimbursable to Bristol-Myers Squibb upon termination of the Merger Agreement under certain circumstances. The Company Board believed that Bristol-Myers Squibb’s requirement that it receive a termination fee in such amount under the agreed circumstances was reasonable, and it did not believe that the termination fee would likely deter third parties from making a competing proposal for the Company. The Company Board was also apprised by its legal and financial advisors of the customary nature and amount of the termination fee.

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Interests of Directors and Officers that are Distinct from the Interest of the Company’s Stockholders. The Company Board considered the interests of certain members of senior management in the Offer and the Merger, including the arrangements described above in Item 3 of this Statement, and that all Company Stock Options and restricted stock units (whether vested or unvested) would be cashed out in the Merger.

The foregoing discussion of the factors considered by the Company Board is not intended to be exhaustive, but includes the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that individual members of the Company Board may have given different weight to different factors.

Opinion of the Company’s Financial Advisors.

Credit Suisse.

The Company retained Credit Suisse to act as its financial advisor in connection with a potential sale of the Company. On June 29, 2012, at a meeting of the Company Board held to evaluate the Offer and the Merger, Credit Suisse rendered to the Company Board an oral opinion, subsequently confirmed by delivery of a written opinion dated June 29, 2012, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $31.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Bristol-Myers Squibb, Merger Sub and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of Credit Suisse’s written opinion, dated June 29, 2012, to the Company Board, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached as Annex B and is incorporated into this document by reference in its entirety. The description of Credit Suisse’s opinion set forth in this document is qualified in its entirety by reference to the full text of Credit Suisse’s opinion. Credit Suisse’s opinion was provided to the Company Board (in its capacity as such) for its information in connection with its evaluation of the $31.00 per Share consideration from a financial point of view and did not address any other aspect of the Offer and the Merger. The opinion does not constitute advice or a recommendation to any stockholder as to whether or not such stockholder should tender its Shares in the Offer or how such stockholder should otherwise act on any matter relating to the Offer and the Merger.

In arriving at its opinion, Credit Suisse reviewed a draft of the Merger Agreement dated June 29, 2012 and certain publicly available business and financial information relating to the Company. Credit Suisse also reviewed certain other information relating to the Company and the development and commercialization of the Company’s products, including certain internal financial analyses and forecasts (which include the terms of a certain proposed non-US repartnership arrangement) prepared by its management, which are described in “Item 8. Additional Information—Certain Company Projections.” (the “Projections”), provided to or discussed with Credit Suisse by the Company, and met with the Company’s management to discuss the Company’s business and prospects. Credit Suisse also considered certain financial and stock market data of the Company, and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to that of the Company, and considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and Credit Suisse assumed and relied upon such information being complete and accurate in all material respects. With respect to the Projections, the management of the Company advised Credit Suisse, and Credit Suisse assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company and the development and commercialization of the Company’s products and Credit Suisse assumed no responsibility for the assumptions on which such projections were based. Credit Suisse expressed no views as to the estimates relating to the development and commercialization of the Company’s products or the terms of the proposed non-US repartnership arrangement.

Credit Suisse assumed, with the Company’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company and that each of the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement. In addition, Credit Suisse was not requested to, and it did not, make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Credit Suisse furnished with any such evaluations or appraisals. Credit Suisse also assumed, with the Company’s consent, that the Company would have entered into future sales and marketing arrangements outside the United States with respect to the Company’s products on the terms reflected in the Projections. Credit Suisse also assumed, with the consent of the Company, that the terms of the Merger Agreement, when executed, would conform in all material respects to the terms reflected in the draft version reviewed by Credit Suisse.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to holders of Shares of the $31.00 per Share consideration to be received in the Offer or the Merger and did not address any other aspect or implication of the Offer or the Merger or any voting, support or other agreement, arrangement or understanding entered into in connection with the Offer or the Merger or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Offer and the Merger, or class of such persons, relative to the per Share consideration or otherwise. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date. Credit Suisse’s opinion did not address the merits of the Offer or the Merger as compared to alternative transactions or strategies that may have been available to the Company nor did it address the Company’s underlying decision to proceed with the Offer and the Merger.

In preparing its opinion to the Company Board, Credit Suisse considered various financial and comparative analyses and factors, including those described below. The summary of Credit Suisse’s analysis and other factors described below is not a complete description of the considerations underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Credit Suisse made qualitative judgments with respect to the analyses and factors that it considered. Credit Suisse arrived at its ultimate opinion based on the results of the analysis undertaken and factors considered by Credit Suisse and assessed as a whole. Accordingly, Credit Suisse believes that such analysis and factors must be considered as a whole and that selecting portions of its analysis and factors or focusing on information presented in tabular format, without considering the narrative description of the analysis, could create a misleading or incomplete view of the processes underlying its opinion.

In its analysis, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. No company, transaction or business reviewed by Credit Suisse is identical to the Company or the Offer and the Merger, and an evaluation of financial data is not entirely mathematical. Rather, the evaluation involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions reviewed. The estimates contained in Credit Suisse’s analysis and the range of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analysis. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analysis are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger, which per Share consideration was determined through negotiations between the Company and Bristol-Myers Squibb, and the decision to enter into the Merger Agreement was solely that of the Company Board. Credit Suisse’s opinion and financial analysis were only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company’s Board or management with respect to the Offer and the Merger or the per Share consideration.

The following is a summary of the material financial analysis reviewed with the Company Board in connection with Credit Suisse’s opinion, dated June 29, 2012. The summary below includes information presented in tabular format. In order to fully understand Credit Suisse’s financial analysis, the table must be read together with the text of the summary. The table alone does not constitute a complete description of the financial analysis. Considering the data in the table below without considering the full narrative description of the financial analysis, including the methodologies and assumptions underlying the analysis, could create a misleading or incomplete view of Credit Suisse’s financial analysis.

Discounted Cash Flow Analysis.

Credit Suisse performed a discounted cash flow analysis of the Company utilizing the Projections to calculate the estimated present value of (a) the unlevered, after-tax free cash flows, that could be generated during fiscal year 2012 through fiscal year 2024, (b) the terminal value of the Company and (c) the net operating loss carryforwards expected by the Company’s management to be used by the Company to reduce future federal income taxes payable by the Company. For purposes of this analysis, Credit Suisse relied upon the Projections (which reflected, among other things, (i) the terms of a certain proposed non-US repartnership arrangement, (ii) a revenue sharing obligation of 15% of Exenatide annual net revenue accruing at a rate of 9.5% per year, and (iii) the probability of regulatory approval of the Company’s weekly suspension products (90%) and its monthly suspension products (70%)). Credit Suisse calculated terminal values by applying to estimated fiscal year 2024 unlevered, after-tax free cash flow a range of perpetuity growth rates of -1.0% to 1.0%, which range was selected based on Credit Suisse’s review of select comparable precedent biopharmaceutical transactions and analyst estimates for the Company and discussions with management regarding the Company’s business and prospects. The present value of the cash flows and terminal value were calculated using discount rates ranging from 10.5% to 13.0%, which range was selected taking into consideration, among other things, a weighted average cost of capital calculation that took into consideration select publicly traded comparable companies. This analysis indicated the following approximate implied per Share equity reference range for the Company, as compared to the $31.00 per Share consideration:

Implied Per Share Equity Reference Range	Per Share Consideration
$22.50 - $34.70	$31.00

Selected Companies Analyses.

Credit Suisse considered certain financial data for the Company and selected companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to the Company in one or more respects, including the nature of their business, size, and financial performance. No specific numeric or other similar criteria were used to select the selected companies, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. In choosing the selected companies, Credit Suisse focused on public companies in the life sciences sector that had a similar combination of both commercial stage products and development stage products. Credit Suisse identified a sufficient number of companies for purposes of its analysis but may not have included all companies that might be deemed comparable to the Company. The financial data reviewed included:

•	Enterprise Value, which is referred to as EV, as a multiple of CY 2012E revenue; and

•	Enterprise Value as a multiple of CY 2013E revenue.

With respect to the selected companies analysis, the primary selected companies with publicly traded equity securities and corresponding multiples were:

	EV/CY2012E Revenue	EV/CY2013E Revenue
BioMarin Pharmaceutical Inc.	10.2x	8.9x
Onyx Pharmaceuticals Inc.	13.9x	9.5x
Cubist Pharmaceuticals Inc.	2.7x	2.5x
United Therapeutics Corporation	2.6x	2.4x
ViroPharma Inc.	3.2x	3.2x
InterMune, Inc.	10.1x	5.4x

As noted above, no company or business used in Credit Suisse’s selected companies analysis for comparative purposes is identical to the Company and an evaluation of the results of the selected companies analysis is not entirely mathematical. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. Taking into account the results of the selected companies analysis and its experience and judgment, Credit Suisse applied multiple ranges to corresponding financial data for the Company based on the Projections (which reflected, among other things, the terms of a certain proposed non-US repartnership arrangement) to calculate implied valuation reference ranges per Share of Company common stock. Credit Suisse applied multiples of 5.50x to 6.50x to the Company’s management’s estimate of CY 2012E revenue and 4.30x to 5.30x to the Company’s management’s estimate of CY 2013E revenue, which resulted in an implied valuation reference range of $14.50 to $27.30 per Share as compared to the $31.00 per Share consideration.

Selected Acquisitions Analysis.

Credit Suisse also considered the financial terms of certain business combinations and other transactions Credit Suisse deemed relevant. The selected transactions were selected because the target companies were deemed to be similar to the Company in one or more respects, including the nature of their business, size, and financial performance. In choosing the selected transactions, Credit Suisse focused on transactions involving target companies in the life sciences sector since December 1, 2007 with transaction values under $10 billion for which data was publicly available. Otherwise, no specific numeric or other similar criteria were used to select the selected transactions, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Credit Suisse identified a sufficient number of transactions for purposes of its analysis, but may not have included all transactions that might be deemed comparable to the proposed transaction. The financial data reviewed included the implied Enterprise Value (based on the purchase price paid in the transaction) as a multiple of both the last twelve months revenue (or LTM Revenue) and the next twelve months revenue (or NTM Revenue). The selected transactions and corresponding multiples were:

Date Announced	Acquiror	Target	EV/LTM Revenue	EV/NTM Revenue
05/02/11	Teva Pharmaceutical Industries Ltd.	Cephalon, Inc.	2.3x	2.6x
10/12/10	Pfizer Inc.	King Pharmaceuticals Inc.	2.0x	2.3x
10/06/10	Johnson & Johnson	Crucell N.V.	4.7x	3.9x
09/07/10	Bristol-Myers Squibb Company	ZymoGenetics, Inc.	4.5x	5.7x
06/30/10	Celgene Corporation	Abraxis BioScience, Inc.	7.8x	8.7x
5/16/10	Astellas Pharma Inc.	OSI Pharmaceuticals, Inc.	8.1x	7.4x
03/12/09	Gilead Sciences Inc.	CV Therapeutics Inc.	9.1x	6.2x
04/10/08	Takeda Pharmaceutical Company Limited	Millennium Pharmaceuticals, Inc.	14.4x	14.2x
12/10/07	Eisai Co.	MGI Pharma Inc.	10.4x	7.5x

As noted above, no transaction used in Credit Suisse’s selected transactions analysis for comparative purposes is identical to the Offer and the Merger and an evaluation of the results of the selected transactions analysis is not entirely mathematical. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. Taking into account the results of the selected transactions analysis and its experience and judgment, (a) Credit Suisse applied an LTM multiple range of 7.50x to 8.50x to the CY 2011 world-wide revenue generated from sales of the Company’s products, and (b) Credit Suisse applied an NTM multiple range of 6.00x to 7.00x to Company’s management’s estimate of CY 2012E world-wide revenue generated from sales of the Company’s products. This analysis resulted in an implied valuation reference range of $21.05 to $31.80 per Share as compared to the $31.00 per Share consideration.

Other Information. Credit Suisse also noted for the Company Board certain additional factors for informational purposes, including, among other things, the following:

•

historical closing prices of the Company’s common stock during the 52-week period ended March 27, 2012 (the date of the last unaffected price of the Company’s common stock), which reflected low and high prices of the Company’s common stock during such period of approximately $8.25 to $18.05 per Share;

•

one-year forward stock price targets for the Company’s common stock in publicly available Wall Street research analyst reports as of March 27, 2012 (the date of the last unaffected price of the Company’s common stock), which indicated low and high price targets for the Company’s common stock ranging from $7.50 to $30.00 per Share;

•

implied premiums paid in the selected transactions referred to above under “Selected Acquisitions Analysis” over the closing price of the target company’s stock as reported (a) one day before announcement of the relevant transaction (from which Credit Suisse derived a selected range of premiums of 40% to 50%), which Credit Suisse applied to the closing price of the Company’s common stock on March 27, 2012 (the date of the last unaffected price of the Company’s common stock), and (b) 30 days before the announcement of the relevant transaction (from which Credit Suisse derived a selected range of premiums of 50% to 70%), which Credit Suisse applied to the average closing stock price of the Company’s common stock for the 30-day period preceding March 27, 2012 (the date of the last unaffected price of the Company’s common stock). This analysis resulted in an implied equity reference range for the Company of approximately $21.55 to $27.40 per Share.

Miscellaneous.

The Company selected Credit Suisse to act as its financial advisor in connection with the Offer and the Merger based on Credit Suisse’s qualifications, experience and reputation. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Credit Suisse and its affiliates have in the past provided and in the future may provide, investment banking and other financial services to the Company and its affiliates, for which Credit Suisse and our affiliates have received, and would expect to receive, compensation, including during the two year period prior to the date of Credit Suisse’s opinion (i) having acted as financial advisor to the Company in connection with its acquisition of worldwide rights to exenatide products and (ii) having acted as bookrunner on an equity financing. Credit Suisse and its affiliates also have in the past provided, are currently providing and in the future may provide investment banking and other financial services to Bristol-Myers Squibb and its affiliates, including during the two-year period prior to the date of Credit Suisse’s opinion, acting as a lender and in other capacities under certain credit facilities of Bristol-Myers Squibb and certain of its affiliates. The Company has been advised that, during the two-year period prior to the date of Credit Suisse’s opinion, Bristol-Myers Squibb paid Credit Suisse aggregate fees of less than $400,000 for certain financial services. The Company has been advised that Credit Suisse has not received any fees from AstraZeneca during the two-year period prior to the date of Credit Suisse’s opinion. In February 2012, Credit Suisse earned a fee of approximately $21.5 million in connection with its engagement by Inhibitex, Inc. in its sale to Bristol-Myers Squibb. Credit Suisse was engaged by Inhibitex, Inc. on December 2, 2011, and the transaction closed on February 15, 2012. Credit Suisse and its affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, Bristol-Myers Squibb, AstraZeneca and their respective affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Bristol-Myers Squibb, AstraZeneca, certain of their respective affiliates and any other company that may be involved in the Offer and the Merger, as well as provide investment banking and other financial services to such companies.

Under the terms of Credit Suisse’s engagement, the Company has agreed to pay Credit Suisse an aggregate fee of approximately $27.9 million for its financial advisory services in connection with the Offer and the Merger, over 95% of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse Credit Suisse for its reasonable expenses, including fees and expenses of legal counsel retained by Credit Suisse, and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to its engagement.

Goldman Sachs.

Goldman Sachs rendered its oral opinion to the Company Board, which was subsequently confirmed in writing, that, as of June 29, 2012 and based upon and subject to the factors and assumptions set forth therein, the $31.00 per Share in cash to be paid to the holders (other than Bristol-Myers and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated June 29, 2012, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided its opinion for the information and assistance of the Company Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2011;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company, which are described in “Item 8. Additional Information — Certain Company Projections.”

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition, and future prospects of the Company; reviewed the reported price and trading activity for Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the pharmaceuticals industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with the Company’s consent, relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it. In that regard, Goldman Sachs assumed, with the Company’s consent, that the Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman

Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Merger Agreement will be obtained without any adverse effect on the expected benefits of such transactions in any way meaningful to its analysis. Goldman Sachs has also assumed that the transactions contemplated by the Merger Agreement will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the transactions contemplated by the Merger Agreement or the relative merits of such transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $31.00 per Share in cash to be paid to the holders (other than Bristol-Myers and its affiliates) of Shares pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transactions contemplated thereby, including the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the such transactions, whether relative to the $31.00 per Share in cash to be paid to the holders (other than Bristol-Myers and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the impact of the transactions on the solvency or viability of the Company or Bristol-Myers Squibb or the ability of the Company or Bristol-Myers Squibb to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 27, 2012, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the one-year period ended June 27, 2012. In addition, Goldman Sachs analyzed the consideration to be paid to holders of Shares pursuant to the Merger Agreement in relation to the closing price of the Shares on: (i) June 27, 2012; (ii) March 27, 2012 (the “Undisturbed Date”), the day before any specific public rumors or speculation of a takeover bid may have affected the Share price (the “Undisturbed Price”); (iii) February 29, 2012, four weeks prior to the Undisturbed Date; and (iv) the highest undisturbed price of the Shares for the 52 week period ending June 27, 2012.

This analysis indicated that the price per Share to be paid to the Company stockholders pursuant to the Merger Agreement represented:

•	a premium of 10.6% based on the closing price on June 27, 2012 of $28.04 per Share;

•	a premium of 101.4% based on the closing price on the Undisturbed Date of $15.39 per Share;

•	a premium of 81.4% based on the closing price on February 29, 2012, four weeks prior to the Undisturbed Date, of $17.09 per Share; and

•	a premium of 68.0% based on the highest Undisturbed Price of the Shares for the 52 week period ending June 27, 2012 of $18.45 per Share.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the biotechnology and biopharmaceuticals industries:

Enterprise Value Multiples
	EV / Sales			EV / EBITDA
Mid-Cap Biotechnology	LTM	2012	2013	LTM		2012		2013
Vertex Pharmaceuticals Inc.	7.3x	6.7x	6.6x	25.6x		20.0x		21.7x
BioMarin Pharmaceutical Inc.	12.0x	10.9x	9.6x	NM	*	NM	*	NM	*
Actelion Ltd.	2.2x	2.4x	2.4x	9.0x		9.7x		9.2x
Onyx Pharmaceuticals, Inc.	9.6x	14.2x	9.3x	NM	*	NM	*	NM	*
Salix Pharmaceuticals, Inc.	6.4x	5.2x	4.1x	16.8x		18.4x		11.1x
Cubist Pharmaceuticals Inc.	3.2x	2.8x	2.5x	9.2x		9.8x		7.6x
United Therapeutics Corporation	3.3x	3.0x	2.7x	6.3x		5.8x		5.1x
Human Genome Sciences Inc.	20.4x	14.0x	8.0x	NM	*	NM	*	NM	*

*	NM means not meaningful

Enterprise Value Multiples
	EV / Sales			EV / EBITDA
Large-Cap Biopharmaceuticals	LTM	2012	2013	LTM	2012	2013
Novo Nordisk A/S	6.4x	5.8x	5.3x	17.0x	15.1x	13.5x
Bayer AG	1.4x	1.4x	1.3x	6.7x	6.7x	6.2x
Merck & Co. Inc.	2.6x	2.7x	2.7x	7.0x	6.8x	7.2x
Sanofi S.A.	2.5x	2.6x	2.5x	6.2x	7.2x	6.9x
AstraZeneca PLC	1.7x	1.9x	2.0x	3.8x	4.9x	4.8x
GlaxoSmithKline plc	3.0x	3.0x	2.8x	8.2x	7.9x	7.6x
Abbott Laboratories	2.7x	2.7x	2.6x	9.4x	8.4x	8.0x
Bristol-Myers Squibb Company	2.6x	3.2x	3.4x	6.9x	10.3x	11.7x
Eli Lilly & Co.	1.8x	1.9x	1.8x	5.8x	7.2x	6.6x
Merck KGaA	1.9x	1.9x	1.9x	6.2x	7.0x	6.7x
Pfizer Inc.	2.7x	3.0x	3.0x	6.8x	5.6x	5.5x
Novartis AG	2.8x	2.9x	2.9x	9.6x	9.9x	9.7x

Although none of the selected companies is directly comparable to the Company, the mid-cap companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company and the large-cap companies were chosen because they are publicly traded companies that would be similar to the Company toward the end of the estimated projection period.

Goldman Sachs also calculated and compared various financial multiples and ratios based on financial data as of June 27, 2012 and as of the Undisturbed Date, information it obtained from SEC filings and estimates obtained from the Institutional Brokers’ Estimates System (“IBES”). The multiples and ratios of the Company were calculated using the Offer Price and the Company’s closing price on the Undisturbed Date. The multiples and ratios of the Company were based on information provided by the Company’s management and IBES estimates. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated enterprise value, which is the market value of common equity on a diluted basis (including certain unvested restricted stock options, restricted stock units and convertible debt) plus the book value of debt less cash, as a multiple of latest twelve months sales, 2012 and 2013. The following table presents the results of this analysis:

Enterprise Value as a multiple of Sales	Mid-Cap Biotechnology Companies			Large-Cap Biopharmaceuticals Companies			Management Estimates		IBES Estimates
	Range	Median	Mean	Range	Median	Mean	Amylin (Offer Price)	Amylin (Undisturbed)	Amylin (Offer Price)	Amylin (Undisturbed)
LTM	2.2x-20.4x	6.9x	8.1x	1.4x-6.4x	2.6x	2.7x	10.6x	6.4x	10.6x	6.4x
2012	2.4x-14.2x	6.0x	7.4x	1.4x-5.8x	2.7x	2.7x	10.2x	6.1x	10.2x	6.2x
2013	2.4x-9.6x	5.3x	5.6x	1.3x-5.3x	2.7x	2.7x	6.1x	3.7x	7.7x	4.7x
2014							5.1x	3.1x	6.4x	3.9x
2015							4.2x	2.6x	5.4x	3.3x

Goldman Sachs also calculated enterprise value as a multiple of latest twelve months, 2012 and 2013 earnings before interest, taxes and depreciation and amortization, or EBITDA. The following table presents the results of this analysis:

Enterprise Value as a multiple of EBITDA	Mid-Cap Biotechnology Companies			Large-Cap Biopharmaceuticals Companies			Management Estimates				IBES Estimates
	Range	Median	Mean	Range	Median	Mean	Amylin (Offer Price)		Amylin (Undisturbed)		Amylin (Offer Price)		Amylin (Undisturbed)
LTM	6.3x-25.6x	9.2x	13.4x	3.8x-17.0x	6.8x	7.8x	NM	*	NM	*	NM	*	NM	*
2012	5.8x-20.0x	9.8x	12.8x	4.9x-15.1x	7.2x	8.1x	NM	*	NM	*	NM	*	NM	*
2013	5.1x-21.7x	9.2x	11.0x	4.8x-13.5x	7.0x	7.9x	39.5x		23.9x		52.6x		31.9x
2014							22.9x		13.8x		63.3x		38.3x
2015							16.4x		9.9x		16.6x		10.1x

*	NM means not meaningful

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the pharmaceuticals industry since September 2006:

Acquiror – Target (Date of Annoucement)	EV / LTM Sales	EV / LTM EBITDA
Teva Pharmaceutical Industries – Cephalon Inc. (May 2011)	2.3x	6.3x
Sanofi-Aventis SA – Genzyme Corp (July 2010)	5.5x	33.3x
Johnson & Johnson – Crucell NV (September 2010)	4.8x	27.6x
Bristol-Myers Squibb – ZymoGenetics Inc. (September 2010)	4.5x	45.5x
Celgene Corp – Abraxis BioScience Inc. (June 2010)	8.7x	NM*
Astellas – OSI Pharmaceuticals (May 2010)	9.2x	23.1x
Gilead Sciences Inc. – CV Therapeutics Inc. (March 2009)	9.1x	NM*
Eli Lilly & Co – ImClone Systems Inc. (October 2008)	10.0x	32.5x
Takeda – Millennium (April 2008)	14.2x	NM*
Eisai Corporation – MGI Pharma (December 2007)	10.6x	NM*
Celgene Corp – Pharmion Corp (November 2007)	9.7x	NM*
AstraZeneca PLC – MedImmune Inc. (April 2007)	10.6x	NM*
Merck KGaA – Serono International SA (September 2006)	3.9x	6.4x

*	NM means not meaningful

For each of the selected transactions, Goldman Sachs calculated and compared the premia to one day and four weeks prior to the applicable undisturbed price. Goldman Sachs also calculated and compared the enterprise value, which includes the value of contingent value rights and the effect of equity-linked securities, including stock options, restricted stock units and convertible debt, as a multiple of latest twelve months sales and enterprise value as a multiple of latest twelve months EBITDA. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile.

The following tables present the results of these analyses:

Premia to Undisturbed Market Price	Selected Transactions			Proposed Transaction
	Range	Median	Mean
One Day Prior	20.2% - 84.0%	52.9%	53.3%	101.4%
Four Weeks Prior	25.8% - 125.0%	76.1%	72.4%	81.4%

Enterprise Value as a Multiple of:	Selected Transactions			Proposed Transaction
	Range	Median	Mean
LTM Sales	2.3x-14.2x	9.1x	7.9x	10.6x
LTM EBITDA	6.3x-45.5x	27.6x	25.0x	NM

Illustrative Discounted Cash Flow Analysis.

Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Forecasts. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the years 2012 through 2024 using discount rates ranging from 10.0% to 13.0%, reflecting estimates of the Company’s weighted average cost of capital. Goldman Sachs used a range of discount rates from 10.0% to 13.0% derived by application of the Capital Asset Pricing Model, which takes into account certain Company-specific metrics, including the Company’s target capital structure, cost of long-term debt, Projection tax rate and historical beta for the Company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs calculated implied prices per Share using illustrative terminal values in the year 2024 based on terminal perpetuity growth rates of 0.00% to 3.00%. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Projections and market expectations regarding long-term real growth of gross domestic product and inflation. These illustrative terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 10.0% to 13.0%. This analysis resulted in a range of illustrative per Share value indications of $20.89-$40.54.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Company Board as to the fairness from a financial point of view to the holders (other than Bristol-Myers Squibb and its affiliates) of Shares, as of the date of the opinion, of the $31.00 per Share in cash to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration for the transaction was determined through arm’s-length negotiations between the Company and Bristol-Myers Squibb and was approved by the Company Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transactions.

As described above, Goldman Sachs’ opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C.

Goldman Sachs and its affiliates are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Bristol-Myers Squibb, any of their respective affiliates and third parties, including AstraZeneca, which the Company advised Goldman Sachs will be party to collaboration arrangements regarding the development and marketing of the Company’s portfolio of products, or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement for the accounts of Goldman Sachs and its affiliates and their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement. Goldman Sachs has provided certain investment banking services to Bristol-Myers Squibb and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as a participant in Bristol-Myers Squibb’s $1.5 billion revolving credit facility since September 2011. During the two year period ended June 29, 2012, the Investment Banking Division of Goldman Sachs has received compensation for services provided to Bristol-Myers Squibb and its affiliates of less than $4 million. Goldman Sachs has also provided certain investment banking services to AstraZeneca and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having extended a loan facility in December 2010; and providing a committed credit facility since April 2012. During the two year period ended June 29, 2012, the Investment Banking Division of Goldman Sachs has received compensation for services provided to AstraZeneca and its affiliates of less than $2 million. Goldman Sachs may also in the future provide investment banking services to the Company, Bristol-Myers Squibb, AstraZeneca and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Company Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated April 14, 2012, the Company engaged Goldman Sachs to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee, exclusive of expenses, of approximately $29.2 million, approximately $28.9 million of which is payable upon consummation of the transactions contemplated by the Merger Agreement. In addition, the Company has agreed to reimburse Goldman

Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Intent to Tender.

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power into the Offer, other than Shares issuable upon exercise of Company Stock Options (except in the case of any of the Company’s executive officers that are party to the Support Agreement in which case such executive officers have agreed to exercise their Company Stock Options that are vested or will become vested in connection with the consummation of the Offer and tender the Shares underlying such Company Stock Options).

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Additional information pertaining to the retention of Credit Suisse and Goldman Sachs is set forth in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisors.”

The Company has agreed to pay Credit Suisse for its financial advisory services to the Company in connection with the Offer and the Merger an aggregate fee of approximately $27.9 million, 95% of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse Credit Suisse for its expenses, including fees and expenses of legal counsel, and to indemnify Credit Suisse and related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement.

The Company has agreed to pay Goldman Sachs for its financial advisory services to the Company in connection with the Offer and the Merger a transaction fee, exclusive of expenses, of approximately $29.2 million, approximately $28.9 million of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including fees and expenses of legal counsel, and to indemnify Goldman Sachs and related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except for the grant on May 15, 2012, to each non-employee director of 3,000 RSUs and 20,000 Company Stock Options pursuant to the Company’s 2003 Non-Employee Directors’ Stock Option Plan, the vesting on May 24, 2012 of 3,000 RSUs previously granted to each of the non-employee directors pursuant to the Company’s 2003 Non-Employee Directors’ Stock Option Plan, and as set forth below, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company.

Name	Date	Number of Shares Acquired	Price per Share	Transaction Type
Teresa Beck	7/2/2012	610.2	$30.7277	(1)
Joseph P. Sullivan	7/2/2012	549.2	$30.7277	(1)
Daniel M. Bradbury	5/17/2012	(2,548)	—	(2)
Jay S. Skyler, M.D., MACP	5/11/2012	10,000	$9.40	(3)
Jay S. Skyler, M.D., MACP	5/11/2012	8,000	$9.16	(3)

(1)	Ms. Beck and Mr. Sullivan purchased phantom shares at a price of $30.7277 using deferred Board fees under the Company’s deferred compensation plan.
(2)	Mr. Bradbury disposed of 2,548 shares by gifting these shares to two 501(c)(3) corporations.
(3)	Shares issued in connection with the exercise of Company Stock Options.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

Information Regarding Golden Parachute Compensation.

The Company’s chief executive officer, chief financial officer and three other most highly compensated executive officers for 2011 (our “Named Executive Officers”) may be entitled to certain payments in connection with the Offer and Merger. Under the terms of the Change in Control Plan, each of the Company’s Named Executive Officers is entitled to receive severance payments and other benefits if his or her employment is terminated without cause or under certain specified “good reason” type circumstances ninety days prior to or within 13 months following the effective date of specified change in control transactions of the Company, which will occur upon the closing of the Offer. This double-trigger Change in Control Plan provides that the “good reason” type terminations include voluntary resignations as a result of a material reduction in base salary and a material diminution of the officer’s authority, duties and responsibilities which, in the case of the Company’s chief executive officer, includes no longer reporting directly to the Company Board or the board of directors of a successor company and in the case of the Company’s chief financial officer, includes the occurrence of a material diminution in the authority, duties or responsibilities of the supervisor to whom the chief financial officer is required to report.

The Change in Control Plan provides salary continuation benefits upon a covered termination as follows: (i) chief executive officer and/or president: 36 months; and (ii) other executive officers of the Company: 24 months. The plan provides for lump sum bonus payments for officers equal to a specified percentage of their then-current annual target bonus as follows: (i) chief executive officer and/or president: 300%; and (ii) other executive officers of the Company: 200%. Under the plan, Named Executive Officers would also receive a lump sum reimbursement for 140% of 18 months of medical, dental and other COBRA payments. In the event that payments made under the Change in Control Plan would be considered “parachute payments” subject to excise taxes under Section 280G of the Internal Revenue Code, a Named Executive Officer will have the option of receiving the total amount of such payment and be subject to all applicable taxation including the excise tax or a lesser payment to provide the most favorable after-tax benefit under the plan. The Company will not pay any “gross up” or additional amount to such Named Executive Officer to offset the impact of such excise tax.

In addition, pursuant to the terms of the Merger Agreement, all of the vested and unvested outstanding Company Stock Options, Time-Based RSUs and Performance-Based RSUs (at the target level of performance)

will be canceled in exchange for a cash payment. In the case of Time-Based RSUs and Performance-Based RSUs, the cash payment will equal $31.00 per Share underlying the restricted stock unit; in the case of Company Stock Options, the payment will equal the difference between the per-share exercise price of the Shares underlying the Company Stock Option and $31.00.

The table set forth below contains estimates of the payments described above for each of the Named Executive Officers, assuming that each such officer’s employment is terminated immediately following the closing of the Merger, under circumstances that would entitle the Named Executive Officer to severance payments and other benefits under the Change in Control Plan as a double trigger benefit. The payments set forth under the column entitled “Equity” below are only with respect to unvested awards and will not require a termination of employment in order to be payable; such amounts will become payable upon the closing of the Merger as a single trigger benefit. The table includes the information required by Item 402(t) of Regulation S-K.

GOLDEN PARACHUTE COMPENSATION

Name	Cash ($)[1]	Equity ($)[2]	Pension/ NQDC ($)	Perquisites/ Benefits ($)[3]	Tax Reimbursement ($)	Other ($)	Total ($)
Daniel M. Bradbury	4,350,000	17,246,705	0	30,995	0	0	21,627,700
Mark G. Foletta	1,322,250	5,218,713	0	30,995	0	0	6,571,958
Mark J. Gergen	1,200,000	4,664,681	0	30,995	0	0	5,895,676
Marcea Bland Lloyd	1,260,000	4,966,581	0	27,750	0	0	6,254,331
Christian Weyer, M.D.	1,185,000	5,090,412	0	30,995	0	0	6,306,407

[1]

For Mr. Bradbury, assuming a covered termination on the closing of the Merger, this amount represents 36 months of salary continuation paid out over a 36-month period following the closing of the Merger and a lump-sum bonus paid on the closing of the Merger equal to three hundred percent of Mr. Bradbury's 2012 target bonus. Amounts shown in this column for executives other than Mr. Bradbury assume a covered termination on the closing of the Merger and represent 24 months of salary continuation paid out over a 24-month period following the closing of the Merger and a lump-sum bonus paid on the closing of the Merger equal to two hundred percent of the Named Executive Officer's 2012 target bonus amount.

[2]

Represents the dollar value of unvested options and unvested restricted stock units (both time and performance vesting) held by the applicable executive which are to be cancelled in exchange for a cash payment in connection with the closing of the Merger. Options are valued based on the difference between the per Share exercise price of the option and $31.00 (the Offer Price). Restricted stock units are valued at $31.00.

[3]	Represents reimbursement for 140% of 18 months of medical, dental and other COBRA payments.

Regulatory Approvals.

Antitrust Compliance.

The Offer is conditioned on satisfaction (or waiver) of the condition that all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) will have expired or been terminated and all other competition approvals necessary have been received (the “Regulatory Condition”). In order to satisfy the Regulatory Condition the parties must make a filing with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”). If Merger Sub’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the outside date of the Offer will be extended in certain circumstances. See “Section 1— Terms of the Offer” in the Offer to Purchase.

United States Antitrust.

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. See “Section 16— Certain Legal Matters; Regulatory Approvals —Antitrust Compliance” in the Offer to Purchase.

The HSR Act provides for an initial 15 calendar day waiting period following the FTC’s and the Antitrust Division’s receipt of Bristol-Myers Squibb’s Notification and Report Form under the HSR Act and report forms before Bristol-Myers Squibb and Merger Sub may purchase Shares in the Offer. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. Bristol-Myers Squibb will file pre-merger notification and report forms with the FTC and the Antitrust Division for review in connection with the Offer no later than July 16, 2012. The initial waiting period applicable to the purchase of Shares will expire 15 calendar days later unless the waiting period is earlier terminated by the FTC and Antitrust Division or extended by a request from the FTC or Antitrust Division for additional information or documentary material from Bristol-Myers Squibb prior to that time. If, before expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Bristol-Myers Squibb, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of Bristol-Myers Squibb’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Bristol-Myers Squibb’s consent. The FTC or Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. At any time before or after the consummation of any such transactions, the FTC or the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

The Company believes that the only material regulatory filing that will be required to consummate the Offer and the Merger is the filing of a pre-merger notification form pursuant to the HSR Act.

Top-Up Option.

The Company has granted Bristol-Myers Squibb an irrevocable option (the “Top-Up Option”), subject to certain conditions to purchase from the Company the number of newly-issued Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares held by Bristol-Myers Squibb and Merger Sub at the time of such exercise, shall constitute one Share more than the number of Shares necessary for Merger Sub to be merged into the Company pursuant to Section 253 of the DGCL (after giving effect to the issuance of the Top-Up Shares) for consideration per Top-Up Share equal to the Offer Price (the “Top-Up Consideration”). The aggregate Top-Up Consideration will consist of an amount equal to the par value of the Top-Up Shares, to be paid in cash, and an amount equal to the balance of the aggregate Top-Up Consideration, which may be paid in cash or by issuance of a promissory note (in the sole discretion of Bristol Myers Squibb and Merger Sub) with full recourse to Bristol-Myers Squibb. The Top-Up Option is not exercisable if the number of Top-Up Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares (including as authorized and unissued Shares, for purposes of the calculation, any Shares held in the treasury of the Company).

This summary of the Top-Up Option is qualified in its entirety by reference to the Merger Agreement.

State Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the Delaware General Corporation Law (the “DGCL”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire fifteen percent or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder”. The Company Board approved the Merger and the Offer and purchases of tendered Shares by Bristol-Myers Squibb, Merger Sub or their affiliates, and consequently, the provisions of Section 203 of the DGCL do not prohibit the Offer of the Merger.

Anti-Takeover Provisions of the Company’s Certificate of Incorporation.

The Company’s certificate of incorporation provides that certain business combinations (as defined in the Company’s certificate of incorporation), which would include the Merger, require the affirmative approval of holders of two-thirds of the outstanding shares of capital stock of the Company entitled to vote generally in the election of the Company’s directors, unless certain conditions are met. These supermajority voting requirements do not apply if the business combination has been approved by a majority of the Company’s continuing directors (as defined in the Company’s certificate of incorporation); provided that there are at least two continuing directors at such time. Because the Merger was unanimously approved by the Company Board, which consists entirely of continuing directors, the anti-takeover provisions of the Company’s Certificate of Incorporation will not apply to the Merger.

Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Merger Sub acquires, pursuant to the Offer or otherwise, at least ninety percent of the outstanding shares of Company Common Stock, Merger Sub will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Merger Sub acquires, pursuant to the Offer or otherwise, less than ninety percent of the outstanding shares of Company Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock will be required under the DGCL to effect the Merger. After the purchase of the shares of Company Common Stock by Merger Sub pursuant to the Offer, Merger Sub will own a majority of the outstanding shares of Company Common Stock and will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex D, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the closing of the Merger, the Surviving Company will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Company will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex D, and the Offer.

Each of Bristol-Myers Squibb, Merger Sub and the Company has acknowledged and agreed in the Merger Agreement that in any appraisal proceeding under Section 262 of the DGCL with respect to any Shares for which the holder has demanded such an appraisal, the Surviving Corporation shall not assert that the Top-Up Option, Top-Up Option Shares or any cash or promissory note delivered by Merger Sub to the Company as payment for any Top-Up Option Shares should be considered in connection with the determination of the fair value of the Shares in such appraisal proceeding in accordance with Section 262 of the DGCL.

Treatment of the Company’s Debt.

The Company’s 3.00% Convertible Senior Notes due 2014 (the “Convertible Senior Notes”) will be treated in accordance with the terms of the Indenture, dated as of June 8, 2007, between the Company and The Bank of New York Trust Company, N.A. (the “3.00% Indenture”). The consummation of the Offer and the closing of the Merger shall each constitute a “Fundamental Change” (as defined in the 3.00% Indenture), which shall entitle the holders of the convertible Senior Notes (the “3.00% Holders) to cause the Company to purchase the Convertible Senior Notes upon the terms and subject to the conditions of the 3.00% Indenture (the “Repurchase Right”). In the event that any 3.00% Holder exercises its Repurchase Right (i) as a result of the consummation of the Offer, at the request of the Company, Bristol-Myers Squibb shall contribute or, at its election, loan (on commercially reasonable terms) all funds necessary for the Company to pay any amounts owing to such 3.00% Holder as a result of the exercise of such Repurchase Right or (ii) as a result of the closing of the Merger, Bristol-Myers Squibb shall cause the Surviving Company to pay any amounts owing to such 3.00% Holder as a result of the exercise of such Repurchase Right, in each case, in accordance with the terms of the 3.00% Indenture. In the event that that Bristol-Myers Squibb contributes any funds to the Company pursuant to clause (i) of the immediately preceding sentence (other than pursuant to a loan), the Company shall issue to Bristol-Myers Squibb in exchange for such contribution, a number of Shares equal to the (I) the amount so contributed divided by (II) the Offer Price.

The foregoing description of the treatment of the Company’s debt does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Litigation Related to the Offer

Icahn Litigation.

During the period from March 30, 2012 through April 24, 2012, Mr. Bradbury was contacted several times by Carl Icahn, who controls certain stockholders of the Company. In these discussions, Mr. Icahn stated that he believed the Company should put itself up for sale and abandon its strategy to pursue a commercialization partnership. He also requested that the Company delay its annual stockholder meeting date to enable Mr. Icahn to nominate candidates for election to the Company Board, despite the fact that the advance notice deadline for nominations had passed.

On April 3, 2012, entities affiliated with Mr. Icahn delivered to the Company a demand under Section 220 of the Delaware General Corporation Law to inspect the Company’s books and records, in order to examine, among other things, the circumstances surrounding the reported proposal by Bristol-Myers Squibb.

On April 4, 2012, entities affiliated with Mr. Icahn issued a public letter to the Company Board demanding that it waive the Company’s advance notice bylaw requirements. In the letter, Mr. Icahn stated that unless the Company opened a new 10-day window to nominate board members, he would pursue a court action to force the Company to do so.

On April 9, 2012, Icahn Partners LP and other entities affiliated with Carl C. Icahn filed an action titled Icahn Partners LP et al. v. Amylin Pharmaceuticals, Inc., et al., Case No. 7404, in the Court of Chancery of the State of Delaware (“Advance Notice Bylaw Action”). The complaint alleged that the Company Board had breached its fiduciary duties by failing to waive the advance notice provisions of its bylaws governing the nomination of directors. The complaint sought to enjoin enforcement of the advance notice provisions of the bylaws in connection with the 2012 annual meeting of stockholders or, in the alternative, to set a new deadline for submission of notices of nominations.

On April 12, 2012, Icahn Partners LP filed an action titled Icahn Partners LP v. Amylin Pharmaceuticals, Inc., Case No. 7418, in the Court of Chancery of the State of Delaware, purportedly seeking books and records from the Company pursuant to Section 220 of the Delaware General Corporation Law (“Books and Records Action”).

On April 20, 2012, the Court of Chancery scheduled a hearing on plaintiffs’ motion for a preliminary injunction in the Advance Notice Bylaw Action for May 10, 2012.

On April 24, 2012, the Company and Mr. Icahn entered into a confidentiality agreement, and Mr. Bradbury and Mr. Icahn discussed the status of the Company’s previously commenced consideration of strategic alternatives. On April 25, 2012, plaintiffs voluntarily dismissed the Advance Notice Bylaw Action.

On April 30, 2012, the Court of Chancery scheduled trial in the Books and Records Action to be held on June 26, 2012.

On June 7, 2012, at Icahn Partners LP’s request, the parties entered into a stipulation to postpone the action and to adjourn further discovery, pre-trial proceedings and the scheduled trial indefinitely, which stipulation was approved and entered by the Court of Chancery on June 7, 2012.

Derivative Litigation.

On April 4, 2012, a putative Amylin stockholder filed a derivative and putative class action titled Duane Howell v. Paulo F. Costa et al., Case No. 37-2012-00095130, in the Superior Court of the State of California for the County of San Diego (“San Diego Class Action”) against the Company and the Company Board. The complaint alleges that the Company Board breached its fiduciary duties in connection with its response to an offer to acquire the Company. The complaint seeks, among other things, a declaration that the Company Board breached its fiduciary duties, the establishment of a committee of independent directors or third party to evaluate strategic alternatives and potential offers for the Company, a prohibition of the directors from entering into certain contractual provisions that could harm the Company or its stockholders and an invalidation of the Company’s shareholder rights plan.

On May 1, 2012, the parties entered into a joint stipulation staying the San Diego Class Action indefinitely.

On June 26, 2012, a putative Amylin stockholder filed a derivative action titled Berger v. Bradbury, et al., 1:12-cv-00824 in the United States District Court for the District of Delaware on behalf of and against the Company as nominal defendant and against the Company Board. The complaint alleges that the Company Board breached its fiduciary duties in connection with its response to an offer to acquire the Company. The complaint seeks, among other things, a declaration that the Company Board breached its fiduciary duties, the establishment of a committee of independent directors or third party to evaluate strategic alternatives and potential offers for the Company, a prohibition of the directors from entering into certain contractual provisions that could harm the Company or its stockholders, an invalidation of the Company’s shareholder rights plan, and money damages.

Class Action Litigation.

On July 3, 2012, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Phillips v. Amylin Pharmaceuticals, Inc., Case No. 7673. The complaint names as defendants the Company, certain officers and directors of the Company Board (the “Individual Defendants”), Bristol-Myers Squibb and Merger Sub. The complaint asserts two causes of action: breach of fiduciary duty against the Individual Defendants and aiding and abetting a breach of fiduciary duty against Bristol-Myers Squibb and Merger Sub. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by causing the Company to enter into the Merger Agreement, by agreeing to sell the Company at an inadequate price, by failing to maximize the value of the Company and by agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirors to bid successfully for the Company. Plaintiff seeks an injunction prohibiting consummation of the proposed transaction, rescission and rescissory damages (to the extent the proposed transaction has already been consummated), and fees and costs associated with prosecuting the action.

On July 3, 2012, a putative stockholder class action complaint was filed in the Superior Court of the State of California, County of San Diego, captioned Peterson v. Amylin Pharmaceuticals, Inc., Case No. 37-2012- 00100092-CU-BT-CTL. The complaint names as defendants the Company, the Individual Defendants, Bristol-Myers Squibb, Merger Sub and Does 1-25. The complaint asserts three causes of action: breach of fiduciary duty against the Individual Defendants and Does 1-15, aiding and abetting a breach of fiduciary duty against the Company, and aiding and abetting a breach of fiduciary duty against Bristol-Myers Squibb, Merger Sub and Does 16-25. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by causing the Company to enter into the Merger Agreement, by agreeing to sell the Company at an inadequate price, by failing to maximize the value of the Company and by agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirors to bid successfully for the Company. Plaintiff seeks declaratory judgment, an injunction prohibiting consummation of the proposed transaction, rescission and rescissory damages (to the extent the proposed transaction has already been consummated), imposition of a constructive trust, and fees and costs associated with prosecuting the action.

On July 9, 2012, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Halberstam v. Amylin Pharmaceuticals, Inc., Case No. 7682. The complaint names as defendants the Company, the Individual Defendants, Bristol-Myers Squibb and Merger Sub. The complaint asserts two causes of action: breach of fiduciary duty against the Individual Defendants and aiding and abetting a breach of fiduciary duty against Bristol-Myers Squibb and Merger Sub. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by causing the Company to enter into the Merger Agreement, by agreeing to sell the Company at an inadequate price, by failing to maximize the value of the

Company and by agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirors to bid successfully for the Company. Plaintiff seeks an injunction prohibiting consummation of the proposed transaction, rescission or actual and punitive damages (to the extent the proposed transaction has already been consummated), and fees and expenses in connection with the litigation.

Certain Company Projections.

The Company does not as a matter of course make public projections as to future performance or earnings. However, financial projections prepared by senior management for fiscal years 2012 through 2024 (the “Projections”) were made available to the Company Board and its financial advisors in connection with their consideration of the transactions. These financial projections were not provided to Bristol-Myers Squibb in connection with its consideration of a transaction.

The Company does not, as a matter of course, publicly disclose long-term forecasts or projections as to the Company’s future financial performance due to, among other reasons, the uncertainty of the underlying assumptions and estimates. The Projections were not prepared with a view to public disclosure and are included in this Schedule 14D-9 only because such information was made available to Credit Suisse and Goldman Sachs in connection with their engagement by the Company. Some of the Projections were not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), as applied by the Company at the time the Projections were made, and were not prepared with a view to compliance with published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, the Company’s registered public accounting firm has not examined, compiled or otherwise applied procedures to the Projections and accordingly, assume no responsibility for them. The Projections were prepared solely for internal use in support of strategic planning and are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments.

In compiling the Projections, Company management took into account historical performance, combined with estimates regarding revenues, expenses, operating income, EBITDA and capital spending. Although the Projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events made by Company management that Company management believed were reasonable at the time the Projections were prepared. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results. In addition, factors such as industry performance, the market for the Company’s existing and new products and services, and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of Company management, may cause the Projections or the underlying assumptions not to be reflective of actual future results. In addition, the Projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the Merger or any changes to the Company’s operations or strategy that may be implemented after the Merger is consummated. Accordingly, there can be no assurance that the Projections will be realized, and actual results may be materially greater or less than those contained in the Projections. The inclusion of this information should not be regarded as an indication that Credit Suisse, Goldman Sachs or any other recipient of this information considered, or now considers, the information to be predictive of actual future results.

The Projections were probability-adjusted to reflect certain probabilities that were applied to once-weekly exenatide suspension and once-monthly exenatide suspension products. Specifically, a 90% probability was applied to weekly exenatide suspension revenues, and a 70% probability was applied to monthly exenatide suspension revenues. The same probability adjustments were applied to corresponding milestones for each product under the projected terms of a partnership to commercialize exenatide outside of the United States. Cost of goods, operating expenses, and royalties for both of these products were calculated as a percentage of the probability-adjusted revenues.

FINANCIAL SUMMARY

($ in millions)

	Year Ending December 31,
	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E
Probability Adjusted(1)
Net Revenue	$682	$1,130	$1,367	$1,642	$1,912	$2,422	$2,719	$2,952	$3,185	$3,462	$3,812	$4,156	$4,512
Gross Profit	564	698	808	966	1,160	1,565	1,857	2,026	2,195	2,403	2,667	2,928	3,205
EBIT	(33)	111	236	341	606	778	956	1,045	1,136	1,247	1,382	1,512	1,651
EBITDA	34	176	304	423	687	856	1,030	1,116	1,204	1,312	1,444	1,567	1,695
Unlevered Free Cash Flow	60	74	162	303	498	610	721	724	757	815	896	972	1,047
Ending NOL Balance	1,707	1,810	1,822	1,671	1,397	1,020	366	—	—	—	—	—	—
Non-Probability Adjusted
Net Revenue	$682	$1,130	$1,367	$1,653	$2,065	$2,839	$3,277	$3,579	$3,874	$4,218	$4,633	$5,047	$5,481
Gross Profit	564	698	808	969	1,262	1,865	2,267	2,485	2,704	2,966	3,282	3,600	3,940
EBIT	(36)	107	233	256	653	995	1,272	1,403	1,535	1,695	1,870	2,044	2,233
EBITDA	30	172	301	339	733	1,072	1,346	1,474	1,603	1,760	1,931	2,099	2,276
Unlevered Free Cash Flow	56	70	160	243	521	742	897	925	1,010	1,098	1,205	1,310	1,415
Ending NOL Balance	1,710	1,818	1,832	1,730	1,443	929	—	—	—	—	—	—	—

(1)	Assumes probability adjustments of 70% and 90% for Monthly and Weekly Suspension, respectively.

The Projections were originally derived from the Company’s strategic planning process and the ongoing operational management of the Company’s products. The key assumptions underlying the Projections include:

•	a partnership for the commercialization of exenatide outside of the United States on terms no less favorable than those received in a proposal from a potential partner;

•	the “50/50” forecast – meaning that the actual results have an equal probability of being either higher or lower than the figures used;

•	inclusion of payments of $30,000,000 for certain losses outside of the United States and a milestone payment owed to Eli Lilly; and

•

in the calculation of net income, that as a net operating loss is created, any corresponding deferred tax benefit related to a deferred tax asset would be written off via a deferred tax valuation and that as the net operating loss is utilized, any corresponding deferred tax expense related to the unwinding of a deferred tax asset would be written off through the unwinding of a deferred tax valuation allowance.

Stockholders are cautioned not to place undue reliance on the specific portions of the Projections set forth above. No one has made or makes any representation to any stockholder or anyone else regarding the information included in the Projections. For the foregoing reasons, as well as the bases and assumptions on which the Projections were compiled, the inclusion of specific portions of the Projections in this Schedule 14D-9 should not be regarded as an indication that such Projections will be an accurate prediction of future events, and they should not be relied on as such. The Company has prepared from time to time in the past, and may continue to prepare in the future, internal financial forecasts that reflect various estimates and assumptions that change from time to time. Accordingly, the Projections provided in conjunction with the Offer and the Merger may differ from these projections.

Except as may be required by applicable securities laws, the Company does not intend to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error or no longer appropriate.

Section 14(f) Information Statement.

The Information Statement included as Exhibit(a)(1)(H) and Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by Bristol-Myers Squibb, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in the Information Statement, and is incorporated by reference herein.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 22, 2012, and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, as filed with the SEC on May 7, 2012.

Forward-Looking Statements.

This Schedule 14D-9 contains forward-looking statements within the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than historical facts included in this Schedule 14D-9 are forward-looking statements. We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project” and similar terms and phrases, including references to assumptions or projections, in this Schedule 14D-9 to identify such forward-looking statements These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to various risks, uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of our stockholders will tender their stock in the Offer; the possibility that competing offers may be made; the possibility that various closing conditions to the transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions; that there is a material adverse change to the business, assets financial condition, liabilities or results of operations of the Company and its subsidiaries, taken as a whole or that would prevent or materially impede, interfere with, hinder or delay the consummation by the Company of the Offer, the Merger or the other transactions contemplated by the Merger Agreement; the effects of disruption from the transactions on our business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; transaction costs; other business effects, including effects of industry, economic or political conditions outside of the Company’s control; as well as risks discussed from time to time in the Company’s public filings with the SEC, including Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this Schedule 14D-9. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. There may be events in the future that the Company is unable to predict accurately, or over which it has no control. The Company’s business, financial condition, results of operations and prospects may change. The Company may not update these forward-looking statements, even though its situation may change in the future, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information. The Company qualifies all of the information contained in this Schedule 14D-9, and particularly these forward-looking statements, by these cautionary statements.

ITEM 9. EXHIBITS.

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 10, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (including Substitute W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Instruction Form to be Used with the Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Summary Advertisement, published July 10, 2012 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(H)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14-f thereunder (included as Annex A to this Schedule 14D-9).

(a)(1)(I)	Letter, dated July 10, 2012, to the stockholders of Amylin Pharmaceuticals, Inc. (included in materials mailed to stockholders).

(a)(2)(A)	Opinion of Credit Suisse Securities (USA) LLC, dated June 29, 2012 (included as Annex B to this Schedule 14D-9).

(a)(2)(B)	Opinion of Goldman, Sachs & Co., dated June 29, 2012 (included as Annex C to this Schedule 14D-9).

(a)(5)(A)	Joint press release issued by Amylin Pharmaceuticals, Inc. and Bristol-Myers Squibb Company, dated June 29, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 2, 2012).

(a)(5)(B)	Class Action Complaint dated July 3, 2012 (Maxine Philips v. Amylin Pharmaceuticals, Inc., et al.) (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(C)	Class Action Complaint dated July 3, 2012 (Douglas Peterson v. Amylin Pharmaceuticals, Inc., et al.) (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(D)	Class Action Complaint dated July 9, 2012 (Susha Halberstam v. Amylin Pharmaceuticals, Inc., et al.).

(e)(1)	Agreement and Plan of Merger, dated as of June 29, 2012, by and among Bristol-Myers Squibb Company, B&R Acquisition Company and Amylin Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 3, 2012).

(e)(2)	Tender and Support Agreement, dated as of June 29, 2012, by and among Bristol-Myers Squibb Company, B&R Acquisition Company, Amylin Pharmaceuticals, Inc. and Daniel M. Bradbury, Mark G. Foletta, Orville G. Kolterman and Mark J. Gergen (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

Exhibit No.	Description

(e)(3)	Assumption Agreement, dated as of June 29, 2012, by and between Bristol-Myers Squibb Company and Amylin Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 3, 2012).

(e)(4)	Amended and Restated Certificate of Incorporation of Amylin Pharmaceuticals, Inc., amended as of May 23, 2007 (incorporated by reference to an exhibit on Form S-1 (File No. 333-44195) filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission).

(e)(5)	Fourth Amended and Restated Bylaws of Amylin Pharmaceuticals, Inc., amended as of (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on December 8, 2008).

(e)(6)	2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on June 10, 2009).

(e)(7)	2003 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Committee on May 11, 2009).

(e)(8)	Amended and Restated 2001 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Committee on May 30, 2008).

(e)(9)	Form of Indemnity Agreement (incorporated by reference to an exhibit on Form S-1 (File No. 333-44195) filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission).

(e)(10)	Directors’ Plan Stock Option Agreement (incorporated by reference to Exhibit 10.10 of the Annual Report on Form 10-K filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on February 26, 2010).

(e)(11)	Form of 2001 Equity Incentive Plan Stock Option Agreement, as amended (incorporated by reference to Exhibit 10.59 of the Quarterly Report on Form 10-Q filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Committee on November 13, 2003).

(e)(12)	Amended and Restated Officer Change in Control Severance Benefit Plan (incorporated by reference to Exhibit 10.15 of the Annual Report on Form 10-K filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on February 27, 2009).

(e)(13)	Employment Agreement, dated March 7, 2007, between Amylin Pharmaceuticals, Inc. and Daniel M. Bradbury (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on December 8, 2008).

(g)	None.

Annex A: Information Statement, dated July 10, 2012.

Annex B: Opinion of Credit Suisse Securities (USA) LLC dated June 29, 2012.

Annex C: Opinion of Goldman, Sachs & Co. dated June 29, 2012.

Annex D: Section 262 of the Delaware General Corporation Law.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AMYLIN PHARMACEUTICALS, INC.

By:	/s/ Daniel M. Bradbury
Name: Daniel M. Bradbury
Title: President and Chief Executive Officer

Dated: July 10, 2012

ANNEX A

AMYLIN PHARMACEUTICALS, INC.

9360 Towne Centre Drive

San Diego, California 92121

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND

YOU ARE NOT REQUESTED TO SEND US A PROXY

This Information Statement (this “Information Statement”) is being mailed on or about July 10, 2012 to holders of record of common stock, par value $0.001 per share (“Shares”), of Amylin Pharmaceuticals, Inc., a Delaware corporation (“Amylin” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the all-cash tender offer (the “Offer”) by B&R Acquisition Company (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb”), to purchase all Shares that are issued and outstanding. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Bristol-Myers Squibb without a meeting of holders of Shares to a majority of the seats on the Company’s board of directors (the “Company Board” or the “Board of Directors”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of June 29, 2012, by and among Bristol-Myers Squibb, Merger Sub and the Company (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Merger Sub commenced an all-cash tender offer on July 10, 2012 to purchase all Shares that are issued and outstanding, at a price of $31.00 in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 10, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time). The initial expiration date of the Offer 5:00 PM, New York City time, on August 7, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Merger Sub will purchase all Shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the related letter of transmittal have been mailed with the Schedule 14D-9 to stockholders of Amylin and are filed as exhibits to the Schedule 14D-9 filed by Amylin with the Securities and Exchange Commission (the “SEC”) on July 10, 2012.

The Merger Agreement provides, among other things, that following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Bristol-Myers Squibb. The Merger Agreement provides that the Merger may not be consummated unless the Offer is completed. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (i) Shares owned by the Company or its subsidiaries, (ii) Shares owned by Bristol-Myers Squibb or any subsidiary of Bristol-Myers Squibb, including Merger Sub or (iii) held by holders who properly demand appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (as described in Item 8 under the heading “Additional Information — Appraisal Rights” of the Schedule 14D-9)), will be converted into the right to receive an amount per Share equal to the Offer Price, without interest and less any applicable withholding taxes (the “Merger Consideration”).

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Bristol-Myers Squibb is entitled to elect or designate a number of directors to the Company Board, rounded up to the next whole number, that is equal to the product of the total number of directors on the Company Board at such time multiplied by the percentage that the aggregate number of Shares beneficially owned by Bristol-Myers Squibb and Merger Sub at such time (including Shares so accepted for payment, and if the Top-Up Option (as defined in the Merger Agreement) is exercised, the Shares purchased upon the exercise of the Top-Up Option) represents as a fraction of the total number of Shares then outstanding on a fully diluted basis, and the Company will use reasonable best efforts to cause Bristol-Myers Squibb’s designees to be elected or appointed to the Company Board, including size of the Company Board and/or seeking the resignations of one or more incumbent directors as appropriate. The Merger Agreement also provides that, at such time, the Company will also cause individuals designated by Bristol-Myers Squibb to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Company Board other than the audit committee. The Merger Agreement provides that the Company Board will, until the Effective Time, have at least three members who were members of the Company Board on the date of the Merger Agreement and who are independent for purposes of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that any independent directors who are members of the audit committee of the Company Board immediately prior to the date of the Merger Agreement will remain as the sole members of the audit committee of the Company Board.

This Information Statement is required by the Exchange Act, and Rule 14f-1 thereunder, in connection with the possible appointment of Bristol-Myers Squibb’s designees to the Company Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated by reference herein) concerning Bristol-Myers Squibb and its designees has been furnished to the Company by Bristol-Myers Squibb, and the Company assumes no responsibility for the accuracy or completeness of such information.

BRISTOL-MYERS SQUIBB’S DESIGNEES TO THE COMPANY BOARD

As of the date of this Information Statement, Bristol-Myers Squibb has not determined who will be its designees to the Company Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees is currently a director of, or holds any position with, the Company. Bristol-Myers Squibb has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Bristol-Myers Squibb has informed the Company that, to the best of its knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Bristol-Myers Squibb and Merger Sub’s designees may assume office at any time following the purchase by Merger Sub of Shares pursuant to the Offer, which purchase cannot be earlier than August 7, 2012 and that, upon assuming office, Bristol-Myers Squibb and Merger Sub’s designees will thereafter constitute at least a majority of the Company Board.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including, as of the date of this Information Statement, age, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is 345 Park Avenue, New York, New York 10154.

Name	Age	Current Principal Occupation and Five-Year Employment History
Jeffrey Galik	49	Director of Purchaser. Treasurer of Purchaser. Senior Vice President and Treasurer of Bristol-Myers Squibb since August 2010, Vice President and Treasurer of Bristol-Myers Squibb from January 2008 until August 2010, Vice President and Assistant Treasurer of Bristol-Myers Squibb during January 2008, and Vice President, Finance, Latin America & Canada from July 2006 until January 2008.

David T. Bonk	55	Vice President of Purchaser. Vice President and Associate General Counsel, Research & Development of Bristol-Myers Squibb from February 2011 to present, Vice President and Associate General Counsel, Transactional Practice Group, of Bristol-Myers Squibb from July 2006 until February 2011.

Demetrios Kydonieus	42	Director of Purchaser. President of Purchaser. Vice President, Strategy, Alliances and Transactions of Bristol-Myers Squibb from May 2011 to present, Executive Director, Strategic Transactions Group of Bristol-Myers Squibb from June 2009 until May 2011, and Senior Counsel, Corporate Development, of Bristol-Myers Squibb from January 2008 until June 2009.

P. Joseph Campisi, Jr.	51	Director of Purchaser. Vice President of Purchaser. Vice President and Associate General Counsel, Transactional Practice Group, of Bristol-Myers Squibb since February 2011. Vice President and Assistant General Counsel, Transactional Practice Group, of Bristol-Myers Squibb from December 2009 until February 2011. Vice President and Senior Counsel, Corporate Development, of Bristol-Myers Squibb from August 2003 to December 2009.

David J. Brienza	50	Vice President, Finance, Research & Development, of Bristol-Myers Squibb since July 2005. Mr. Brienza is a member of the R&D Executive Committee and the Finance Executive Committee, of Bristol-Myers Squibb. Mr. Brienza served as Assistant Controller, Financial Analysis of Bristol-Myers Squibb from January 2005 to June 2005. Mr. Brienza served as Vice President, Finance, U.S. Medicines, of Bristol-Myers Squibb from 2001 to 2004.

Paul R. Biondi	42	Senior Vice President, Research & Development Operations, of Bristol-Myers Squibb since January 2010. Mr. Biondi is a member of the R&D Executive Committee of Bristol-Myers Squibb. Mr. Biondi served as Vice President of R&D Operations Department from May 2005 to January 2010. Mr. Biondi served as Executive Director, Global Development Planning & Resource Management, of Bristol-Myers Squibb from 2002 to May 2005.

Katherine R. Kelly	35	Secretary of Purchaser. Vice President and Assistant General Counsel, Corporate Governance and Securities, of Bristol-Myers Squibb since April 2011. Vice President and Assistant General Counsel, Securities Regulation and Disclosure, of Bristol-Myers Squibb from February 2010 until April 2011. Assistant General Counsel of Bristol-Myers Squibb from December 2009 to February 2010. Senior Counsel of Bristol-Myers Squibb from March 2008 to December 2009. Counsel of Bristol-Myers Squibb from April 2007 to March 2008. Associate Counsel of Bristol-Myers Squibb from August 2005 to April 2007.

John E. Celentano	52	Senior Vice President, Human Resources, Public Affairs and Philanthropy, of Bristol-Myers Squibb since May 2010 and a member of the Senior Management Team. From 2009 until May 2010, Mr. Celentano served as President, Emerging Markets and Asia Pacific and a member of the Management Council. From March 2008 to March 2009, he served as Senior Vice President of Strategy & Productivity

Giovanni Caforio, M.D.	47	President, U.S. Pharmaceuticals of Bristol-Myers Squibb and a member of the Senior Management Team. Mr. Caforio leads Bristol-Myers Squibb’s pharmaceutical business in the U.S. He was previously Senior Vice President, Oncology and Immunoscience, Global Commercialization.

Brian Daniels, M.D.	53	Senior Vice President, Global Development and Medical Affairs, Research and Development, of Bristol-Myers Squibb, since 2008 and a member of the Senior Management Team. Prior to 2008, served as Senior Vice President, Global Clinical Development, Research and Development, a division of Bristol-Myers Squibb.

Louis S. Schmukler	56	Mr. Schmukler joined Bristol-Myers Squibb in September 2011, as president of Technical Operations, overseeing global manufacturing. Before joining Bristol-Myers Squibb, Mr. Schmukler led Pfizer’s worldwide biotech manufacturing operations as Senior Vice President, Specialty/Biotechnology Operating Unit. Prior to that, he oversaw global small molecule pharmaceutical manufacturing and Asia Pacific manufacturing for Wyeth, and held earlier leadership positions at Marion Merrell Dow, Hoffman-LaRoche and Novartis/Sandoz.

GENERAL INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 457,500,000 shares, of which 450,000,000 shares are designated Shares and 7,500,000 shares are designated preferred stock par value $0.001 per share. The only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the Company’s stockholders are the Shares. Each Share entitles its record holder to one vote on all matters submitted to a vote of the holders of Shares. As of July 5, 2012 the Company had 163,768,702 Shares issued and outstanding and no shares of preferred stock outstanding. As of the date of this Information Statement, Bristol-Myers Squibb and its affiliates, including Merger Sub, are not the owners of record of any Shares.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company as of July 5, 2012.

Name	Age	Position
Daniel M. Bradbury	51	President, Chief Executive Officer and Director
Paulo F. Costa	61	Chairman of the Board
Adrian Adams	61	Director
Teresa Beck	57	Director
M. Kathleen Behrens, Ph.D.	59	Director
Alexander J. Denner, Ph.D.	42	Director
Karin Eastham	62	Director
James R. Gavin III, M.D., Ph.D.	66	Director
Jay S. Skyler, M.D., MACP	65	Director
Joseph P. Sullivan	69	Director
Mark G. Foletta	52	Senior Vice President, Finance and Chief Financial Officer
Mark J. Gergen	50	Senior Vice President, Corporate Development
Orville G. Kolterman, M.D.	64	Senior Vice President, Chief Medical Officer
Harry J. Leonhardt	56	Senior Vice President, Legal and Compliance, and Corporate Secretary
Marcea Bland Lloyd	63	Senior Vice President, Chief Administrative Officer and General Counsel
Paul G. Marshall	52	Senior Vice President, Operations
Vincent P. Mihalik	61	Senior Vice President, Sales and Marketing, and Chief Commercial Officer
Lloyd A. Rowland	55	Vice President, Chief Compliance Officer
Christian Weyer, M.D.	43	Senior Vice President, Research & Development

Directors

Our Board of Directors currently consists of ten members. Each director is elected at the annual meeting to serve until the following Annual Meeting of Stockholders and until their successors are duly elected and qualified, or until their death, resignation or removal. Each director of Amylin was elected by our stockholders.

The following is biographical information as of July 5, 2012 for each director.

Daniel M. Bradbury has been our Chief Executive Officer since March 2007, serving as President since June 2006 and as Chief Operating Officer since June 2003. He has served as a director since June 2006 and serves on the Finance Committee. He previously served as Executive Vice President from June 2000 until June 2003. He joined Amylin in 1994 and has held officer-level positions in Corporate Development and Marketing during that time. Prior to joining Amylin, Mr. Bradbury spent ten years at SmithKline Beecham Pharmaceuticals, where he held a number of sales and marketing positions. He is a member of the Board of Directors of Illumina, Inc. He also serves on the RAND Health Board of Advisors and as a board member for BIOCOM and the Keck Graduate Institute’s Board of Trustees. Mr. Bradbury serves on the UCSD Rady School of Management’s Advisory Council, the University of Miami’s Innovation Corporate Advisory Council and the University of Miami’s Diabetes Research Institute Corporate Advisory Council. Based on Mr. Bradbury’s prior experience in senior management positions at Amylin, including in the areas of sales and marketing and operations, and his service on other boards of directors, the Company Board believes Mr. Bradbury has the appropriate set of skills to serve as a member of our Company Board. He received a Bachelor of Pharmacy from Nottingham University and a Diploma in Management Studies from Harrow and Ealing Colleges of Higher Education.

Paulo F. Costa has served as a director since June 2009 and has served as Chairman of the Board of Amylin since August 2009. Since June 2009, Mr. Costa has served on the board of Macrogenics, Inc. and since April 2012, Mr. Costa has served on the board of Purdue Pharma L.P. Mr. Costa served as President and Chief Executive Officer of Novartis U.S. Corporation, a pharmaceutical and consumer health company, from October 2005 until August 2008. Previously, he served as Head of the Americas and President and Chief Executive Officer of Novartis Pharmaceutical Corporation from July 1999 to October 2005. Prior to joining Novartis, Mr. Costa worked at Johnson & Johnson for 30 years, where he served from 1993 to 1998 as President of Janssen Pharmaceutical. In 1998 he became Executive Vice President, Global Franchise Development and a member of Johnson & Johnson’s Group Operating Committee. Mr. Costa has held various sales and marketing positions and has over 20 years of general management experience, having launched in the U.S. market 10 pharmaceutical products in various therapeutic areas. Based on Mr. Costa’s diverse experience in the pharmaceutical industry, ranging from successful product development, launch and commercialization and his extensive senior management experience within the industry, the Company Board believes Mr. Costa has the appropriate set of skills to serve as a member of our Company Board. Mr. Costa earned his M.B.A. from Harvard Business School and is a graduate of the Sao Paulo School of Business Administration.

Adrian Adams has served as a director since October 2007 and serves as the chair of the Compensation and Human Resources Committee and on the Corporate Governance Committee. Since December 2011, he has served as President and Chief Executive Officer of Auxilium Pharmaceuticals, Inc., a specialty biopharmaceutical company. From September 2011 to November 2011, he served as Company Chairman and Chief Executive Officer of Neurologix, Inc., a company focused on development of multiple innovative gene therapy development programs. From February 2010 to May 2011, he served as President and Chief Executive Officer of Inspire Pharmaceuticals, Inc., a pharmaceutical company focused on developing and commercializing ophtalmic products, and as a member of Inspire’s board of directors. From March 2007, Mr. Adams served as President and, since May 2007, as Chief Executive Officer of Sepracor, Inc., a pharmaceutical company focused on central nervous system and respiratory therapies. From March 2007 to May 2007, Mr. Adams also served as Sepracor’s Chief Operating Officer. From January 2002 until March 2007, Mr. Adams served as President and Chief Executive Officer of Kos Pharmaceuticals, Inc. and from April 2001 until January 2002 as President and Chief Operating Officer. Mr. Adams served as President and Chief Executive Officer of Novartis-UK from 1999 until his tenure began at Kos. For the previous seven years, he was with SmithKline Beecham Pharmaceuticals, last serving as President and CEO of the company’s Canadian subsidiaries. Previous assignments at SmithKline Beecham included Vice President and Director of Worldwide Marketing in the U.S.; and Director and Vice President of Sales and Marketing in the United Kingdom. Mr. Adams began his career at ICI Pharmaceuticals, where he rose from research laboratory assistant to Director of Sales and Marketing. Within the past five years Mr. Adams also served on the board of directors of Inspire Pharmaceuticals, Inc., Kos Pharmaceuticals, Inc. and Sepracor, Inc. Based on Mr. Adams’ senior management experience as a Chief Executive Officer and his service on other boards of directors in the biotechnology and pharmaceutical industries, including his experience in strategic planning, and sales and marketing, the Company Board believes Mr. Adams has the appropriate set of skills to serve as a member of our Company Board. He is a graduate of the Royal Institute of Chemistry for Salford University Manchester in the United Kingdom.

Teresa Beck has served as a director since March 2007 and serves on the Audit Committee and the Compensation and Human Resources Committee. Ms. Beck is retired and has served as a director for Questar Corporation since October 1999. Within the past five years Ms. Beck also served on the board of directors of Albertsons, Inc., ICOS Pharmaceuticals and Lexmark International, Inc. In addition, she serves as a member of The Nature Conservancy and the Nature Conservancy of Utah. From 1998 until her retirement in June 1999, Ms. Beck served as President of American Stores Company, and previously served as its Chief Financial Officer from 1993 to 1998. Prior to her appointment as Chief Financial Officer, Ms. Beck served in various finance and accounting related positions with American Stores from 1982 to 1993. Based on Ms. Beck’s service on other boards of directors and her extensive business, financial and accounting background, including her previous role as Chief Financial Officer at a publicly-held company, the Company Board believes Ms. Beck has the appropriate set of skills to serve as a member of our Company Board. Ms. Beck received a B.S. and an M.B.A. from the University of Utah.

M. Kathleen Behrens has served as a director since June 2009 and serves on the Audit Committee and the Science and Technology Committee. From January 2003 to December 2011, Ms. Behrens has served as a consultant for RS Investments, an investment management and research firm, where she had been managing director from 1996 to 2002. From 2001 until January 2009, Ms. Behrens served as a member of the President’s Council of Advisors on Science and Technology where she was Chair of Council’s Subcommittee on Personalized Medicine. From 1997 to 2005, Ms. Behrens was also a director of the Board of Science, Technology and Economic Policy for the National Research Council and was a member of the Institute of Medicine Committee on New Approaches to Early Detection and Diagnosis of Breast Cancer. Within the past five years Ms. Behrens also served on the board of directors of AVI Biopharma, Inc. Based on Ms. Behrens’ extensive financial service background and experience in the biotechnology industry, including her service on many biotechnology company boards of directors, the Company Board believes Ms. Behrens has the appropriate set of skills to serve as a member of our Company Board. Ms. Behrens received a Ph.D. in Microbiology from the University of California, Davis.

Alexander J. Denner has served as a director since June 2009 and serves on the Risk Management and Finance Committee and the Science and Technology Committee. From November 2011 to the present, Mr. Denner has been engaged in starting an investment management company and has founded Sarissa Capital, a management company focused on healthcare investing. From August 2006 to November 2011, Mr. Denner served as Managing Director of entities affiliated with Carl C. Icahn including various private investment funds. From April 2005 to May 2006, Mr. Denner served as a portfolio manager for Viking Global Investors. Previously, he served in a variety of roles at Morgan Stanley, beginning in 1996, including as a portfolio manager of healthcare and biotechnology mutual funds. He is currently a director of Biogen Idec and Enzon Pharmaceuticals, Inc. Within the past five years Mr. Denner also served as a director at ImClone Systems, Incorporated. Based on Mr. Denner’s previous financial experience as a portfolio manager of healthcare and biotechnology mutual funds and his service on the board of directors of other biopharmaceutical companies, the Company Board believes Mr. Denner has the appropriate set of skills to serve as a member of our Company Board. Mr. Denner received an S.B. degree from the Massachusetts Institute of Technology and an M.S., M.Phil. and Ph.D. degrees from Yale University.

Karin Eastham has served as a director since September 2005 and serves as the chair of the Audit Committee and on the Compensation and Human Resources Committee. From May 2004 to September 2008, she served as Executive Vice President and Chief Operating Officer and as a member of the Board of Trustees of the Burnham Institute for Medical Research, a non-profit corporation engaged in basic biomedical research. From April 1999 to May 2004, Ms. Eastham served as Senior Vice President, Finance, Chief Financial Officer, and Secretary of Diversa Corporation, a biotechnology company. She previously held similar positions with CombiChem, Inc., a computational chemistry company, and Cytel Corporation, a biopharmaceutical company. Ms. Eastham also held several positions, including Vice President, Finance, at Boehringer Mannheim Corporation, from 1976 to 1988. Ms. Eastham also serves as a director for Illumina, Inc., Geron Corporation and Trius Therapeutics. Ms. Eastham also serves on the board of Morphosys, AG, a biotechnology company located in Germany. Within the past five years Ms. Eastham also served as director of Genoptix, Inc., SGX Pharmaceuticals, Inc. and Tercica, Inc. Based on Ms. Eastham’s extensive senior management experience in the biopharmaceutical industry, particularly in key corporate finance and accounting positions, and her service on other boards of directors, the Company Board believes Ms. Eastham has the appropriate set of skills to serve as a member of our Company Board. Ms. Eastham received a B.S. and an M.B.A. from Indiana University and is a Certified Public Accountant and a Certified Director.

James R. Gavin III, MD, PhD has served as a director since December 2005 and serves as Chair of the Corporate Governance Committee and on the Science and Technology Committee. Dr. Gavin has been Chief Executive Officer & Chief Medical Officer of Healing Our Village, Inc., a health communications corporation, since July 2007. Since April 2010, Dr. Gavin has been Chairman of the Board of the Partnership for a Healthier America. From January 2006 to July 2007, he served as President and Chief Executive Officer of MicroIslet, Inc., a biotechnology company focused on transplant therapy for patients with diabetes, and from January 2005 to

January 2006, he served as Executive Vice President for Clinical Affairs for Healing Our Village, Inc. He was President of the Morehouse School of Medicine from June 2002 to December 2004. He also serves as Clinical Professor of Medicine, Emory University School of Medicine and Clinical Professor of Medicine at the Indiana University School of Medicine. Dr. Gavin is a member of the board of directors of Baxter International Inc. Within the past five years Dr. Gavin served as a director of Nuvelo, Inc. Dr. Gavin was Chairman of the board of directors of Equidyne Corporation from August 2001 to 2003. From 1991 to 2002, Dr. Gavin was a Senior Scientific Officer of the Howard Hughes Medical Institute. From October 2003 until October 2006, he served as National Chairman of the National Diabetes Education Program. Dr. Gavin has received numerous civic and academic awards and honors, including the “Living Legend in Diabetes Award” in 2009 from the American Association of Diabetes Educators. Based on his medical background, including his significant diabetes research and clinical expertise, his previous leadership positions with the American Diabetes Association and the National Diabetes Education Program, and his senior management and board service with other companies, the Company Board believes Dr. Gavin has the appropriate set of skills to serve as a member of our Company Board. He received his B.S. in Chemistry at Livingstone College, a Ph.D. in Biochemistry at Emory University and an M.D. at Duke University Medical School.

Jay S. Skyler, MD has served as a director since August 1999 and serves as the chair of the Science and Technology Committee. He is Professor of Medicine, Pediatrics and Psychology, in the Division of Endocrinology Diabetes and Metabolism; and Deputy Director for Clinical Research and Academic Programs at the Diabetes Research Institute; all at the University of Miami Miller School of Medicine in Florida, where he has been employed since 1976. He is also Study Chairman for the National Institute of Diabetes & Digestive & Kidney Diseases of the Type 1 Diabetes TrialNet clinical trial network, and serves on the board of directors of DexCom, Inc., and various private companies. Dr. Skyler has served as President of the American Diabetes Association and as Vice President of the International Diabetes Federation. Dr. Skyler has served on the editorial board of several diabetes and general medicine journals and the advisory panel of several pharmaceutical companies. Based on his medical background, including his significant diabetes expertise, his previous leadership positions with the American Diabetes Association and the International Diabetes Foundation, and his extensive background in the area of diabetes education and research, the Company Board believes Dr. Skyler has the appropriate set of skills to serve as a member of our Company Board. He received his B.S. from the Pennsylvania State University, his M.D. from Jefferson Medical College, and completed postdoctoral studies at Duke University Medical Center.

Joseph P. Sullivan has served as a director since September 2003 and serves on the Corporate Governance Committee and as the chair of the Risk Management and Finance Committee. Mr. Sullivan is currently Chairman Emeritus of the Board of Advisors of RAND Health and is the former Chairman of the Board of Advisors of the UCLA Medical Center. From 2000 to 2003, Mr. Sullivan served as Chairman, Chief Executive Officer and a director of Protocare, Inc. From 1993 until November 1999, he served as Chairman, Chief Executive Officer and a director of American Health Properties, Inc. For the previous twenty years, Mr. Sullivan was an investment banker with Goldman Sachs. Mr. Sullivan currently serves on the board of directors of CIGNA Corporation (NYSE, a global health services organization), HCP, Inc. (NYSE, a real estate investment trust) and MPG Office Trust, Inc. (NYSE, a real estate investment trust). Based on his previous experience as an investment banker, particularly his extensive background in corporate finance and capital raising, his service on other boards of companies within the healthcare industry and other industries, and his healthcare policy leadership position as Chairman of the Board of Advisors of RAND Healthcare, the Company Board believes Mr. Sullivan has the appropriate set of skills to serve as a member of our Company Board. Mr. Sullivan received his M.B.A. from the Harvard Graduate School of Business Administration and his J.D. from the University of Minnesota Law School.

Executive Officers

The following is biographical information as of July 5, 2012 for each of our executives not listed above.

Mark G. Foletta has served as Senior Vice President, Finance and Chief Financial Officer since March 2006 and he previously served as Vice President, Finance and Chief Financial Officer from March 2000 to March 2006. Mr. Foletta previously served as a Principal of Triton Group Management, Inc. from 1997 to 2000. From

1986 to 1997, Mr. Foletta held a number of management positions with Intermark, Inc. and Triton Group Ltd., the most recent of which was Senior Vice President, Chief Financial Officer and Corporate Secretary. From 1982 to 1986, Mr. Foletta was with Ernst & Young, most recently serving as an Audit Manager. Mr. Foletta received a B.A. in Business Economics from the University of California, Santa Barbara. He is a Certified Public Accountant and a member of the Financial Executives Institute.

Mark J. Gergen has served as Senior Vice President, Corporate Development since August 2006 and previously served as Vice President of Business Development from May 2005 to August 2006. Prior to joining us, Mr. Gergen was an independent consultant to biotech and medical technology companies for strategy, financing and corporate development. From 2003 to 2005, Mr. Gergen was Executive Vice President at CardioNet, Inc. He held various positions at Advanced Tissue Sciences, Inc. from 2000 to 2003 most recently as Chief Restructuring Officer and Acting CEO. He also served as Senior Vice President, Chief Financial and Development Officer, and Vice President, Development, General Counsel and Secretary. From 1999 to 2000, Mr. Gergen was employed at Premier, Inc. and from 1994 to 1999 he held various positions with Medtronic, Inc. From 1990 to 1994 he held various legal and corporate development positions at Jostens, Inc. and from 1986 to 1990, he practiced law at various law firms. Mr. Gergen serves on the board of directors of a privately held company. Mr. Gergen received a B.A. in Administration from Minot State University and a J.D. from the University of Minnesota Law School.

Orville G. Kolterman, M.D. has served as Senior Vice President, Chief Medical Officer since June, 2010 and previously served as Senior Vice President, Research and Development from June 2008 to June 2010. He served as Senior Vice President, Development from March 2008 to May 2008. He also served as Senior Vice President, Clinical and Regulatory Affairs from August 2005 to March 2008, Senior Vice President, Clinical Affairs from February 1997 to August 2005, Vice President, Medical Affairs from 1993 to 1997, and Director, Medical Affairs from 1992 to 1993. From 1983 to 1992, he was Program Director of the General Clinical Research Center and Medical Director of the Diabetes Center at the University of California, San Diego Medical Center. Since 1989, he has been Adjunct Professor of Medicine at the University of California, San Diego. From 1978 to 1983, he was Assistant Professor of Medicine in the Endocrinology and Metabolism Division at the University of Colorado School of Medicine, Denver. He was a member of the Diabetes Control and Complications Trial Study Group and presently serves as a member of the Epidemiology of Diabetes Intervention and Complications Study. He is also a past-president of the California Affiliate of the American Diabetes Association. Dr. Kolterman received his M.D. from Stanford University School of Medicine.

Harry J. Leonhardt has served as our Senior Vice President, Legal and Compliance and Corporate Secretary since September 2011. He previously served as Vice President, Legal, Corporate Governance and Secretary from June 2010 to September 2011 and served as Vice President Legal, Deputy General Counsel from October 2008 to June 2010. He previously served as our Vice President, Chief Intellectual Property Counsel since September 2007. Prior to joining us, Mr. Leonhardt served as Senior Vice President, General Counsel and Corporate Secretary of Senomyx, Inc., a company focused on supplying ingredients to the food and beverage industry, from September 2003 to September 2007. From February 2001 to September 2003 Mr. Leonhardt was Executive Vice President, General Counsel and Corporate Secretary of Genoptix, Inc. and from July 1996 to November 2000 he served as Vice President and then Senior Vice President, General Counsel and Corporate Secretary of Nanogen, Inc. From January 1990 through June 1996 Mr. Leonhardt served in various legal and management capacities at Allergan, Inc. Prior to that Mr. Leonhardt was an attorney with Lyon & Lyon LLP in Los Angeles where he represented a number of pharmaceutical, biotechnology and consumer products companies. He also serves as a board member for BIOCOM and a Special Master through the California State Bar. Mr. Leonhardt received a B.S. in Pharmacy from the University of the Sciences and a J.D. from the University of Southern California School of Law.

Marcea Bland Lloyd has served as our Senior Vice President, Chief Administrative Officer and General Counsel since July 2011. She previously served as Senior Vice President, Government and Corporate Affairs and General Counsel from June 2008 to July 2011 and Senior Vice President, Legal and Corporate Affairs, and

General Counsel from February 2007 to June 2008. Prior to joining us, Ms. Lloyd served as Group Senior Vice President, Chief Administrative Officer, General Counsel and Secretary of VHA Inc., a network of healthcare systems and physicians, from November 2004 to February 2007. Previously, she served as VHA’s General Counsel and Secretary from May 1999 to November 2004. From 1993 to April 1999, Ms. Lloyd was Vice President and Assistant General Counsel of Medtronic Inc. and served as Medtronic’s Assistant General Counsel from 1991 to 1993. From 1978 to 1991, Ms. Lloyd held various legal positions with Medtronic. Prior to joining Medtronic, Ms. Lloyd served as counsel to Pillsbury Company and Montgomery Ward & Co. and she taught Business Law at the University of Minnesota Business School. Ms. Lloyd is past Chairperson of the Executive Leadership Foundation and is an associate of the Women Business Leaders of the United States Health Care Industry Foundation. She received a B.S./B.A. from Knox College and a J.D. from Northwestern University.

Paul G. Marshall has served as Senior Vice President, Operations since December 2008. He previously served as Vice President Operations from December 2006 to December 2008. Prior to joining us, he was Vice President of Corporate Manufacturing at Amgen, Inc., a biotechnology company focused on developing and delivering human therapeutics. From 2002 to 2005, Mr. Marshall served as Vice President of Recombinant Protein Manufacturing at the Bioscience Division of Baxter International. From 1999 to 2002, he was Site Head of the Baxter International Thousand Oaks facility. He joined Creative BioMolecules in 1992, first as Head of Process Development and Clinical Manufacturing and then as Head of Operations. From 1988 to 1992, Mr. Marshall held various management positions with Welgen Manufacturing Partnership (now Amgen, Rhode Island), Repligen Corporation and Damon Biotech. Mr. Marshall received a B.S. and an M.S. in Biology from the University of Massachusetts at Dartmouth and completed three years of post-graduate work concentrating in hematology and coagulation research at Brown University.

Vincent P. Mihalik has served as Senior Vice President, Sales and Marketing and Chief Commercial Officer since January 2009. Mr. Mihalik has nearly 40 years of experience across multiple commercial roles and in other areas including manufacturing and distribution. Before joining us, Mr. Mihalik served as Vice President of Global Brand Development Diabetes and Endocrine Platform Team Leader for Lilly since 2004. Previously, he was Business Unit Head of Diabetes Care for Lilly U.S. from 2001 to 2004. From 1990 to 2001 he served in various senior management positions at other healthcare companies including Senior Vice President and General Manager for Lab Systems and Molecular Biochemical at Roche Diagnostics Corporation, President, Diabetes Care North America at Boehringer Mannheim Group and President, Scientific Products Biomedical and General Manager, Pandex Diagnostic Research and Development Center for Baxter Healthcare Inc. He has a B.S. degree in Biology from the Pennsylvania State University and an M.B.A. from Northwestern University.

Lloyd A. Rowland has served as our Vice President, Chief Compliance Officer since June 2010. He previously served as Vice President, Governance and Compliance, Secretary, and Chief Compliance Officer from February 2007 to June 2010 and as Vice President, Legal, Secretary and General Counsel from September 2001 to February 2007. Prior to joining us, Mr. Rowland served in various positions at Alliance Pharmaceutical Corp., including as Vice President, General Counsel and Secretary, beginning in 1993. Earlier, Mr. Rowland served as Vice President and Senior Counsel, Finance and Securities, at Imperial Savings Association for four years. For the previous eight years, he was engaged in the private practice of corporate law with the San Diego, California law firm of Gray, Cary, Ames & Fry, and the Houston, Texas law firm of Bracewell & Patterson. He received a J.D. from Emory University.

Christian Weyer, M.D. has served as Senior Vice President, Research and Development since June 2010, and previously served as Vice President, Medical Development from September 2009 to June 2010. He previously served as Vice President of Corporate Development for Diabetes and Obesity from August 2008 to September 2009. Dr. Weyer has held leadership positions in Research, Clinical Development, Corporate Development, and Medical Affairs since joining Amylin in January 2001. Prior to joining us, Dr. Weyer was a Visiting Fellow with the National Institutes of Health, NIDDK, in Phoenix, AZ from 1997-2000, where he conducted clinical research on the pathophysiology of obesity and type 2 diabetes in Pima Indians. He received his MD and clinical training at the Dept. of Metabolic Disorders, WHO Collaborating Center for Diabetes

Treatment and Prevention, at the University of Düsseldorf, Germany. Dr. Weyer also holds a postdoctoral master’s degree in advanced clinical research from the University of California, San Diego, and currently serves on the program’s advisory board.

CORPORATE GOVERNANCE

Independence of the Board of Directors and its Committees and Corporate Governance

As required under NASDAQ Stock Market listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board. Our Board of Directors consults with our counsel to ensure that the Company Board’s determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in applicable NASDAQ listing standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and Amylin, our senior management and our independent auditors, our Board of Directors has affirmatively determined that each of Mr. Adams, Ms. Beck, Ms. Behrens, Mr. Costa, Mr. Denner, Ms. Eastham, Dr. Gavin, Dr. Skyler, and Mr. Sullivan are independent directors within the meaning of the applicable NASDAQ listing standards. Our Board of Directors has determined that Mr. Bradbury, our President and Chief Executive Officer, does not qualify as an independent director within the meaning of the applicable NASDAQ listing standards because he is an employee of the company. Relationships reviewed by our Company Board in making its independence determinations include: Mr. Bradbury’s and Ms. Eastham’s service together on another public company board of directors and Mr. Denner’s former status as an employee of Icahn Capital LP, which currently owns over 5% of our total common shares outstanding.

As required under applicable NASDAQ Stock Market listing standards, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present. All of the committees of our Board of Directors, with the exception of the Risk Management and Finance Committee, are comprised entirely of directors determined by the Company Board to be independent within the meaning of the applicable NASDAQ listing standards. The Risk Management and Finance Committee is not subject to any independence requirements. In addition, all members of the Compensation and Human Resources Committee are outside directors as defined by Rule 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and are non-employee directors as defined by Rule 16b-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended.

The Company Board, upon the recommendation of the Corporate Governance Committee, has adopted Corporate Governance Guidelines, a copy of which can by found on the corporate governance section of our web site, www.amylin.com. These Guidelines are intended to enhance the functioning of the Company Board and its committees, promote the interests of our stockholders and establish a common set of expectations as to how the Company Board, its various committees and individual directors should perform their functions. In particular, the Guidelines set forth the practices the Company Board will follow with respect to: meetings of the Company Board and its committees; composition of the Company Board and its committees; director compensation; the selection of the Chairman of the Board, our directors and our Chief Executive Officer; management succession; expectations of directors; and evaluation of the Company Board’s, each committee’s and each director’s performance.

Leadership Structure and Risk Oversight Function of the Board of Directors

The leadership structure of our Company Board consists of an independent Chairman of the Board, Mr. Costa, who oversees the Company Board meetings and works with our Chief Executive Officer to establish meeting agendas. The Chairman also oversees executive sessions of the Company Board at quarterly meetings.

We believe this structure enhances the independence of our Company Board. As noted above, our Chief Executive Officer, Mr. Bradbury, is the only member of our Company Board who has not been deemed to be independent by the Company Board. Further, our Corporate Governance Guidelines provide that if the Chairman of the Board is ever deemed to be not independent, the Company Board shall elect a lead independent director to preside over executive sessions of the Company Board’s independent directors. The Company Board committees are chaired by independent directors, each of whom reports to the full Company Board on the activities and decisions made by the committees at Company Board meetings. We believe this leadership structure helps facilitate efficient decision-making and communication among our directors and fosters efficient Company Board functioning at regularly scheduled meetings.

Our management is primarily responsible for managing the risks we face in the ordinary course of operating our business. The Company Board actively oversees potential risks and our risk management activities by receiving operational and strategic presentations from management which include discussions of key risks to our business. In addition, the Company Board has delegated risk oversight to each of its key committees within their areas of responsibility. For example, the Audit Committee assists the Company Board in its risk oversight function by reviewing and discussing with management our system of disclosure controls and our internal controls over financial reporting, and risks associated with our cash investment policies. The Corporate Governance Committee assists the Company Board in its risk oversight function by periodically reviewing and discussing with management important compliance and quality issues. The Compensation and Human Resources Committee assists the Company Board in its risk oversight function by overseeing strategies with respect to our incentive compensation programs and key employee retention issues. In addition, the Risk Management and Finance Committee oversees our enterprise risk management program. We believe our Company Board leadership structure facilitates the division of risk management oversight responsibilities among the Company Board committees and enhances the Company Board’s efficiency in fulfilling its oversight function with respect to different areas of our business risks and our risk mitigation practices.

Information Regarding the Board of Directors and its Committees

Our Board of Directors has five regularly-standing committees, including an Audit Committee, a Compensation and Human Resources Committee, a Corporate Governance Committee, a Risk Management and Finance Committee and a Science and Technology Committee. Each committee operates pursuant to a written charter, copies of which can be found on the corporate governance section of our web site, www.amylin.com. Each of our Company Board committees is required to perform an annual self-performance evaluation, which evaluation includes an evaluation of each director’s service on the board and a comparison of the performance of such committee with the requirements of its charter. The performance evaluation also includes a recommendation to the Company Board of any improvements to the committee’s charter deemed necessary or desirable by such committee.

The Company Board and each of our Company Board committees has the full power and authority to discharge its duties and responsibilities, including the authority to select, retain, terminate and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate, without seeking approval of the Company Board or our management.

The following is membership and meeting information for each of our committees during the year ended December 31, 2011, as well as a description of each committee and its functions.

Name of Executive Officer or Director	Audit Committee		Compensation and Human Resources Committee	Corporate Governance Committee		Risk Management and Finance Committee		Science and Technology Committee
Adrian Adams			X	X
Teresa Beck	X		X
M. Kathleen Behrens, Ph.D.	X							X
Daniel M. Bradbury						X
Alexander Denner, Ph.D.						X		X
Karin Eastham	X	*	X
James R. Gavin III, M.D., Ph.D.				X	*			X
Jay S. Skyler, M.D., MACP								X	*
Joseph P. Sullivan				X		X	*
Total Meetings in Fiscal Year 2011	11		7	4		2		2

*	Current Committee Chairperson

Audit Committee

The Audit Committee has been established in accordance with Section 3 of the Securities and Exchange Act of 1934, as amended, and reviews our corporate accounting and financial reporting process on behalf of the Company Board. The Audit Committee has the sole authority to appoint, retain or terminate our independent auditors; approves in advance all audit and permissible non-audit services to be provided to us by our independent auditors; oversees the independence of our independent auditors; evaluates our independent and internal auditors’ performance; oversees and evaluates management’s assessment of the effectiveness of internal control over financial reporting as of the end of each fiscal year; oversees and evaluates our accounting and financial controls; receives and considers our independent auditors’ comments as to accounting and financial controls; discusses with management and our independent auditors the results of the annual audit and our annual financial statements; discusses with management and our independent auditors, as applicable, the results of our independent auditors’ interim review of our quarterly financial statements, as well as our earnings press releases; and approves all related-party transactions that are required to be disclosed by applicable laws, rules or regulation.

Our Board of Directors has determined that each of Ms. Beck, Ms. Behrens and Ms. Eastham qualifies as an “audit committee financial expert,” as defined in applicable SEC rules. The Company Board made a qualitative assessment of the directors’ knowledge and experience based on a number of factors, including their formal education and prior work experience. Each Audit Committee member is independent as defined in applicable NASDAQ listing standards and SEC regulations.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee, or the Compensation Committee, assists the Company Board in fulfilling its responsibilities in connection with the compensation of our directors, officers, employees and certain consultants. It performs this function by establishing and overseeing the administration of our compensation policies for our senior management; reviewing and approving strategies for attracting, developing and motivating management and employees; recommending to the Company Board the approval of compensation plans and programs, including various incentive compensation, retirement and other benefit plans; and administering or overseeing approved plans or programs. The Compensation Committee also develops a succession plan for our Chief Executive Officer and other key executives and produces an annual report with respect to the Compensation Discussion and Analysis included in this proxy statement. To the extent permitted under Delaware General Corporate Law, the Compensation Committee has the authority to delegate its duties and responsibilities to subcommittees as it deems necessary and advisable.

The Compensation Committee has retained Radford, a division of Aon Hewlitt, as an independent consultant to provide advice on matters related to executive and board compensation and evaluating executive compensation programs. The consultant reports to and acts at the direction of the Compensation Committee. Either the Compensation Committee or its designee, the Senior Vice President, Chief Administrative Officer and General Counsel, instruct the consultant with respect to its duties. These duties include preparing competitive compensation analyses and assisting the Compensation Committee with identifying and selecting our group of peer companies listed in the Compensation Discussion and Analysis. The consultant also regularly participates in Compensation Committee meetings and advises the Compensation Committee with respect to compensation trends and prevalent practices. Along with the consultant, our Chief Executive Officer and our Senior Vice President, Chief Administrative Officer and General Counsel, assist the Compensation Committee in reaching compensation decisions with respect to the Named Executive Officers other than themselves.

In our last completed fiscal year, we paid the consultant approximately $90,000 to advise the Compensation Committee regarding the amount and form of executive and director compensation. We also paid the consultant for travel expenses, and for other requests for their services such as subscription fees for compensation, benefit and benchmark surveys we purchase from the consultant and for valuation support to facilitate our accounting for stock-based compensation totaling approximately $22,000. The consultant is a division of Aon Hewlitt. During our last completed fiscal year, we paid affiliates of Aon approximately $105,000 for product liability insurance commissions and for service fees paid in connection with our self-insurance program. The decision to engage the compensation consultant and its affiliate for these additional services was made by management and, due to the nature of the services provided, was not approved by the Compensation Committee or the Company Board.

In consultation with the Company Board, the Compensation Committee conducts annual reviews of the performance of our Chief Executive Officer and establishes his compensation. The Compensation Committee also reviews and makes recommendations to the full Company Board with respect to director compensation. In consultation with management, the Compensation Committee recommends to the Company Board annual corporate objectives to serve as guidance in making awards under our cash bonus plans and makes recommendations to the Company Board regarding our overall achievement of those objectives. Additional information regarding the Compensation Committee can be found in the Compensation Discussion and Analysis. Each Compensation Committee member is independent as defined in applicable NASDAQ listing standards and SEC regulations.

Corporate Governance Committee

The Corporate Governance Committee administers the process for determining the selection of candidates for the Company Board; assesses the composition, operations and performance of the Company Board and the performance and independence of each director; periodically reviews and assesses our corporate governance guidelines and their application and recommends any changes deemed appropriate to the Company Board for its consideration; oversees and administers our corporate governance functions on behalf of the Company Board; oversees and administers compliance matters to the extent such activities are not delegated to other committees; recommends any changes considered appropriate in the authority, operations, charter, number or membership of the Company Board or any committee; evaluates the need and, if necessary, develops and institutes a plan or program for the continuing education of our directors; and oversees and reviews with management and the Company Board the adequacy of, and monitors compliance with, our Code for Shared Business Conduct and related conduct and ethics policies. In addition to its Company Board nominating role, the Corporate Governance Committee assists the Company Board in working to assure that Amylin operates with proper corporate governance principles and practices.

The Corporate Governance Committee is responsible for determining the Company Board’s slate of director nominees for election to our Company Board and the individuals to fill vacancies on our Company Board occurring between annual meetings of stockholders. The Corporate Governance Committee will, at least on an annual basis, consider the mix of skills and experience that the then-current directors bring to the Company

Board to assess whether the Company Board has the necessary membership and resources to perform its oversight function effectively. The qualifications of any non-incumbent director candidates brought to the attention of the Corporate Governance Committee by directors, management, stockholders or third parties will be evaluated from time to time in light of the Corporate Governance Committee’s determination of the Company Board’s needs, and under the same criteria as set forth below. Stockholders wishing to suggest candidates to the Corporate Governance Committee for consideration as directors must submit a written notice to our Company Board, who will provide it to the Corporate Governance Committee. The address for our Company Board can be found in this proxy statement under the caption “Stockholder Communications with the Board of Directors” or in the corporate governance section of our website at www.amylin.com. Our Bylaws set forth the procedures a stockholder must follow to nominate candidates for director. Certain elements of these procedures are described in this proxy statement under the caption “When are stockholder proposals due for next year’s annual meeting?” The Corporate Governance Committee does not distinguish between nominees suggested by stockholders and other nominees.

In evaluating the suitability of potential candidates for Company Board membership, the Corporate Governance Committee takes into account many factors, including whether the potential nominee meets requirements for independence; the individual’s personal qualities and characteristics, accomplishments and reputation in the business community; the potential candidate’s current knowledge and contacts in the communities in which Amylin does business and in Amylin’s industry or other industries relevant to Amylin’s business; the individual’s ability and willingness to commit adequate time to Company Board and committee matters; and the fit of the individual’s skills and personality with those of other directors and potential directors in building a Company Board that is effective and responsive to the needs of Amylin. The Company Board has adopted Corporate Governance Guidelines stating that the Corporate Governance Committee will consider the need for the Company Board to have a diversity of viewpoints, background, experience and other factors when considering nominees to serve on the Company Board. The Corporate Governance Committee annually reviews each director’s skills and areas of expertise in addition to their diverse backgrounds and experiences in order to recommend a slate of directors that has the requisite skills and diversity of viewpoints required to effectively fulfill the duties and responsibilities of our Company Board. The Corporate Governance Committee has not established any specific minimum qualification standards for nominees to the Company Board. Each Corporate Governance Committee member is independent as defined in applicable NASDAQ listing standards and SEC regulations.

Risk Management and Finance Committee

The Risk Management and Finance Committee assists the Company Board in matters relating to our capital-raising and other financing activities and other risk management activities. The Risk Management and Finance Committee considers the ongoing financing needs of Amylin; considers alternative financing mechanisms available to Amylin; makes recommendations to the Company Board regarding the implementation of appropriate financing mechanisms; and undertakes any other duties or responsibilities expressly delegated to the Risk Management and Finance Committee by the Company Board from time to time. The Risk Management and Finance Committee charter requires that it consists of at least three directors, one of whom shall be our Chief Executive Officer.

Science and Technology Committee

The Science and Technology Committee assists the Company Board in fulfilling its oversight responsibilities relating to: (i) our research and development and technology strategies and initiatives; (ii) significant trends in science and technology and the potential impact of such trends on our business and operations; and (iii) ongoing protection of our intellectual property and oversight of lifecycle management strategies. The Science and Technology Committee periodically reviews, evaluates and reports to the Company Board on our pipeline of research and development programs and our research and development strategies and goals. The Science and Technology Committee charter requires that the committee be comprised of at least two directors and that a majority of the committee must have scientific research or drug development expertise.

Meetings of the Board of Directors and Board and Committee Member Attendance

Our Board of Directors met ten times during 2011. Each incumbent Company Board member attended seventy-five percent or more of the aggregate of the meetings of the Company Board and of the committees on which he or she served that were held during the period for which he or she served as a director.

Stockholder Communications with the Board of Directors

Stockholders who wish to communicate with the Company Board may do so by writing to the Board of Directors, Attn: Corporate Secretary, 9360 Towne Centre Drive, San Diego, California 92121. The Corporate Governance Committee has established procedures for the handling of communications from stockholders and directed our Corporate Secretary to act as their agent in processing any communications received. Concerns relating to our accounting controls or auditing matters will be referred to the Chair of the Audit Committee. All communications that relate to matters that are within the scope of responsibilities of the Company Board and its committees are to be forwarded by our Corporate Secretary to our independent directors. Communications that relate to matters that are within the responsibility of one of our Company Board committees are also to be forwarded by our Corporate Secretary to the chair of the appropriate committee. Communications that relate to ordinary business matters that are not within the scope of the Company Board’s responsibilities are to be sent to the appropriate member of management. Solicitations, junk mail and obviously frivolous or inappropriate communications are not to be forwarded, but will be made available to any non-management director who wishes to review them.

Code of Business Conduct and Ethics

We have adopted a Code for Shared Business Conduct that applies to all of our officers, directors and employees. The Code for Shared Business Conduct is available on our website at www.amylin.com. If we make any substantive amendments to the Code for Shared Business Conduct or grant any waiver from a provision of the Code for Shared Business Conduct to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means then required by NASDAQ listing standards or applicable law.

SECURITY OWNERSHIP OF COMMON STOCK BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding the beneficial ownership of our common stock as of July 5, 2012, except where indicated, by: (i) each of our directors, (ii) each of our Named Executive Officers, (iii) all of our directors and executive officers as a group and (iv) each person, or group of affiliated persons, known by us to beneficially own more than five percent of our common stock. The table is based upon information supplied by our officers, directors and principal stockholders and a review of Schedules 13D and 13G, if any, filed with the SEC. Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Applicable percentages are based on 163,768,702 Shares outstanding on July 5, 2012, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on September 3, 2012, which is 60 days after July 5, 2012, and RSUs that vest by that date. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Beneficial Ownership
Beneficial Owner(1)	Number of Shares	Shares Issuable Pursuant to Options Exercisable or Restricted Stock Units Vesting Within 60 Days of July 5, 2012	Percent of Total
FMR LLC(2) 82 Devonshire Street Boston, MA 02109	21,924,640	—	13.4%
Wellington Management Company, LLP(3) 280 Congress Street Boston, MA 02210	20,159,097	—	12.3%
Icahn Capital LP(4) 767 Fifth Avenue, 47th Floor New York, NY 10153	14,381,925	—	8.8%
Adrian Adams	115,000	97,000	*
Teresa Beck(5)	114,000	109,000	*
M. Kathleen Behrens, Ph.D.	71,750	68,750	*
Daniel M. Bradbury(6)	1,786,996	1,676,208	1.1%
Paulo F. Costa	91,750	68,750	*
Alexander Denner, Ph.D.	75,911	68,750	*
Karin Eastham(7)	124,000	121,000	*
Mark G. Foletta(8)	481,317	424,375	*
James R. Gavin III, M.D., Ph.D.(9)	122,580	121,000	*
Mark J. Gergen(10)	375,655	336,258	*
Marcea Bland Lloyd(11)	263,780	221,250	*
Jay S. Skyler, M.D., MACP(12)	283,112	137,000	*
Joseph P. Sullivan(13)	148,000	145,000	*
Christian Weyer, M.D.(14)	171,978	144,805
All executive officers and directors as a group (20 persons)(5)(6)(7)(8)(9)(10)(11)(12)(13)(14)	5,699,656	4,861,916	3.5%

*	Less than one percent.
(1)	Except as otherwise noted above, the address for each person or entity listed in the table is c/o Amylin Pharmaceuticals, Inc., 9360 Towne Centre Drive, San Diego, CA 92121.
(2)	Based solely upon a Schedule 13G/A filed with the SEC on February 14, 2012 by FMR LLC. FMR reported that it has sole voting power with respect to 1,564 shares and sole dispositive power with respect to all of the shares indicated above.
(3)	Based solely upon a Schedule 13G/A filed with the SEC on February 14, 2012 by Wellington Management Company, LLP. Wellington reported that it has shared voting power with respect to 13,517,077 shares and shared dispositive power with respect to 20,004,927 of the shares indicated above.
(4)

Based solely upon a Schedule 13D/A jointly filed with the SEC on April 4, 2012 by various entities affiliated with Icahn Capital LP indicating that these entities beneficially owned an aggregate of 14,381,925 shares of our common stock. These entities reported as follows: Icahn Partners Master Fund LP has sole voting and dispositive authority with respect to 6,088,087 shares. Icahn Partners Master Fund II LP has sole voting and dispositive authority with respect to 2,057,967 shares, Icahn Partners Master Fund III LP has sole voting and dispositive authority with respect to 857,867 shares. Icahn Offshore LP has shared voting and dispositive authority with respect to 9,003,921 shares. Icahn Partners LP has sole voting and dispositive authority with respect to 5,378,004 shares. Icahn Onshore LP has shared voting and dispositive authority with respect to 5,378,004 shares. Each of Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P.,

Icahn Enterprises G.P., Inc., Beckton Corp. and Carl C. Icahn has shared voting and dispositive authority with respect to all the shares.
(5)	Does not include deferred compensation of Board fees invested in 22,594 shares of our common stock deferred at Ms. Beck’s election. Does not include 3,000 shares of our common stock for which Ms. Beck has elected to defer receipt pursuant to our 2001 Non-Qualified Deferred Compensation Plan (the 2001 Deferred Compensation Plan).
(6)	Includes 36,931 shares held by the Bradbury Family Trust #3 and 42,897 held by GRAT, both of which Mr. Bradbury serves as a co-trustee, and shares voting and dispositive power. Includes 7,974 and 13,456 vested shares issued under our ESOP and 401(k) plan, respectively. Does not include 23,923 shares held by the Bradbury Gift Trust, of which Mr. Bradbury’s minor children are beneficiaries. Does not include 137,917 shares of our common stock for which Mr. Bradbury has elected to defer receipt pursuant to the 2001 Deferred Compensation Plan.
(7)	Does not include deferred compensation of Board fees invested in 15,244 shares of our common stock at Ms. Eastham’s election.
(8)	Includes 7,974 and 3,868 vested shares issued under our ESOP and our 401(k) plan, respectively. Also includes 110 shares held by Mr. Foletta’s spouse.
(9)	Does not include deferred compensation of Board fees invested in 10,189 shares of our common stock deferred at Dr. Gavin’s election. Does not include 3,000 shares of our common stock for which Dr. Gavin has elected to defer receipt pursuant to the 2001 Deferred Compensation Plan.
(10)	Includes 7,974 and 2,609 vested shares issued under our ESOP and 401(k) plan, respectively.
(11)	Includes 7,974 and 2,087 vested shares issued under our ESOP and 401(k) plan, respectively.
(12)	Includes 23,000 shares held by The Jay S. Skyler Irrevocable Trust, of which Dr. Skyler is a trustee, 6,675 shares held by Mercedes Bach, Dr. Skyler’s spouse, 950 shares held in a trust for which Dr. Skyler is the trustee, 20,000 shares held by the Jennifer Skyler Living Trust of which Dr. Skyler is a co-trustee, and 201 shares held by Dr. Skyler’s step-son. Does not include deferred compensation of Board fees invested in 14,060 shares of our common stock at Dr. Skyler’s election.
(13)	Does not include deferred compensation of Board fees invested in 26,673 shares of our common stock at Mr. Sullivan’s election.
(14)	Includes 7,974 and 1,339 vested shares issued under our ESOP and our 401(k) plan, respectively. Also includes 359 shares held by Dr. Weyer’s spouse.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. During the fiscal year ended December 31, 2011, one transaction report for each of Mr. Foletta and Mr. Leonhardt were not filed on a timely basis. Other than these reports, to our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2011, our officers, directors and greater than ten percent beneficial owners were in compliance with all applicable Section 16(a) filing requirements.

DIRECTOR COMPENSATION

The following table sets forth in summary form information concerning the compensation earned by the members of our Board of Directors who are not Named Executive Officers during the fiscal year ended December 31, 2011.

Name	Fees earned or paid in cash ($)	Stock awards ($)(1)(2)	Option Awards ($)(1)(3)	Total ($)
Paulo F. Costa	132,500	39,540	129,538	301,578
Adrian Adams	87,500	39,540	129,538	256,578
Teresa Beck	75,000	39,540	129,538	244,078
M. Kathleen Behrens, Ph.D.	72,500	39,540	129,538	241,578
Alexander Denner, Ph.D.	72,500	39,540	129,538	241,578
Karin Eastham	85,000	39,540	129,538	254,078
James R. Gavin III, M.D., Ph.D.	67,500	39,540	129,538	236,578
Jay S. Skyler, M.D., MACP	60,000	39,540	129,538	229,078
Joseph P. Sullivan	75,000	39,540	129,538	244,078

(1)	Amounts shown in this column are the aggregate grant date fair value of stock awards granted during the year indicated calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions for stock-based compensation, see Note 1 to our 2011 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 under the caption “Accounting for Stock-based Compensation.”
(2)	The aggregate number of outstanding stock awards for each director as of December 31, 2011 was 3,000 RSUs.
(3)	The aggregate number of outstanding option awards for each director as of December 31, 2011 was: Mr. Costa: 70,000; Mr. Adams: 92,000; Ms. Beck: 104,000; Ms. Behrens: 70,000; Mr. Denner: 70,000; Ms. Eastham: 116,000; Dr. Gavin: 116,000; Dr. Skyler: 150,000; and Mr. Sullivan: 140,000.

In 2011, non-employee directors received an annual retainer of $50,000, plus $25,000 per year for serving as the chair of the Audit Committee, $20,000 per year for serving as chair of the Compensation Committee and $10,000 per year for serving as chair of the Corporate Governance Committee, the Risk Management and Finance Committee or the Science and Technology Committee. In addition, non-employee committee members other than the chair received $15,000 per year for serving on the Audit Committee, $10,000 per year for serving on the Compensation Committee and $7,500 per year for serving on the Corporate Governance Committee, the Risk Management and Finance Committee or the Science and Technology Committee. In 2011, we made cash compensation payments of $10,000 to Mr. Adams and $7,500 to each of Messrs. Costa, Denner and Sullivan for their service as members of ad hoc committees. We also reimburse our directors for their expenses incurred in connection with attendance at Company Board meetings. To compensate for the additional time commitment required by the Board Chairman, our Company Board has approved payment of an annual Chair fee to our Chairman in the amount of $75,000.

Our directors have the option to elect, on an annual basis, to defer up to 100% of their cash compensation pursuant to our 2001 Deferred Compensation Plan which is an unfunded plan designed for the purpose of providing deferred compensation to our directors and highly compensated executives. Elections must be made by December 31st of each year to defer director cash compensation that will be earned during the following year, and are irrevocable after that date. The director deferred compensation is credited to a bookkeeping account that permits the director to select from a range of phantom investment alternatives that mirror the gains and/or losses of several different investments and investment funds, including phantom shares of our common stock. The bookkeeping accounts are established based on the market price of the stock at the time the compensation otherwise would have been paid to the director and are adjusted to reflect investment results resulting from fluctuations in the market value of the phantom investments. Directors may change their selected phantom investment alternatives at any time. Earnings credited to the director bookkeeping accounts for 2011 have not been reported in the Director Compensation Table because none of our directors received above market or preferential earnings on their deferred compensation accounts in 2011.

Amounts credited to the bookkeeping accounts will generally be paid to the directors approximately six months after termination of board service. Deferred amounts invested in phantom shares of our common stock will be paid in a single lump sum in the form of our common stock. Any changes in the director’s distribution election are permitted only if made in accordance with applicable tax compliance requirements governing nonqualified deferred compensation plans. In addition, directors may be entitled to receive earlier payments of their account balances through certain unforeseeable emergency withdrawals or in the event of a change of control of the company.

We are not required to make any contributions to the 2001 Deferred Compensation Plan, nor do we fund the plan. Directors have an unsecured contractual commitment by the company to pay the amount due under the plan, which is subject to the claims of our general creditors. The directors will have taxable income in the year of distribution. In 2011, our non-employee directors deferred a total of $360,625 of their board fee compensation. As of the date of this proxy statement, three of our non-employee directors have elected to defer 100% of their cash compensation and invest such deferred compensation in phantom shares of our common stock.

In addition to their cash compensation, each non-employee director receives automatic grants of options to purchase our common stock pursuant to our 2003 Non-Employee Directors’ Plan. The options have an exercise price equal to the fair market value of our common stock on the date of the grant. These automatic option grants consist of options to purchase 30,000 shares when initially elected to the Company Board and 20,000 shares upon being re-elected as directors at our annual stockholder meeting. Options granted upon initial election to the Company Board vest, so long as those directors’ service with Amylin continues, over a period of four years with one-quarter of each option vesting on the one year anniversary of the date of grant and the remainder vesting in equal monthly increments over a three-year period. Options automatically granted to non-employee directors upon re-election at our Annual Meeting of Stockholder vest, so long as those directors’ service with Amylin or its affiliates continues, in equal monthly installments over the course of the following 12 months from the date of grant. Directors also receive an automatic grant of 3,000 RSUs pursuant to our 2003 Non-Employee Directors’ Plan upon being re-elected as directors at our annual stockholder meeting. The RSUs vest on the first anniversary of the date of grant, so long as those directors’ service with Amylin or its affiliates continues.

During 2011, we granted options for 20,000 shares to each of the non-employee directors re-elected at our 2011 Annual Meeting of Stockholders, at an exercise price per share of $13.18 per share, which was the closing price of a share of our common stock on the May 24, 2011 grant date. The full grant date fair value of these options for each director was $129,538. We also granted 3,000 RSUs to each of the non-employee directors re-elected at our 2001 Annual Meeting. The full grant date fair value of these RSUs for each director was $39,540.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee is responsible for establishing and administering compensation for all of our executive officers, including our Chief Executive Officer. The Committee also exercises oversight of our compensation practices for all employees, including strategies for attracting, developing and motivating employees. To assist the Compensation Committee with its responsibilities, it has retained Radford, an Aon Hewitt company and independent compensation consulting firm, that reports directly to the Compensation Committee. The Compensation Committee regularly receives briefing materials from its consultant and from management which are used as the basis for forming compensation strategies and policies.

The Compensation Committee reports to the Board of Directors on its actions and recommendations and regularly meets in executive sessions, often with its independent consultants and without members of management present. Although the Company Board has discretion to review all executive compensation, it has delegated authority with respect to our executive and general employee compensation programs and practices to the Compensation Committee. The Company Board annually reviews and provides input on the Chief Executive Officer’s performance and reviews and approves the Chief Executive Officer’s compensation.

Compensation Program Objectives and Compensation Philosophy

Our overall compensation philosophy is to design and implement equitable and cost-effective compensation programs that will help us achieve the following primary objectives:

•	Link corporate strategy and short-term, medium, and long-term goals with compensation;

•	Enable us to recruit and retain a team able to lead a growth-oriented biopharmaceutical company; and

•	Motivate employees to achieve superior performance and deliver results above plan.

There are four primary strategic initiatives we consider when we make compensation program design decisions. These initiatives include: (i) driving sustainable long-term growth; (ii) progressively improving our financial performance; (iii) fostering an innovative and entrepreneurial culture; and (iv) providing investment returns to our stockholders. We also consider other factors when designing our compensation programs, including compensation practices at appropriate benchmark companies, the competitiveness of our programs to the market, and regulatory, tax and accounting implications. We discuss each of these compensation design factors in more detail below.

The Compensation Committee has determined that executive compensation practices should place a greater emphasis on corporate performance rather than individual performance. Accordingly, our executive compensation is designed to motivate executives by aligning a substantial portion of their compensation with the achievement of corporate goals which we discuss in greater detail below. In order to closely link executive officer compensation with the objectives listed above, we have designed an executive compensation program that balances guaranteed compensation and variable or results-based compensation. We believe this compensation program design effectively motivates executive officers to focus their efforts not simply on achieving the pre-determined stated objectives, but also on exceeding them.

Risk Assessment

We do not believe our compensation policies and practices incentivize excessive risk taking by our executive officers. After thorough review with our outside compensation consultants, we establish compensation practices that provide what we believe is an appropriate level of incentive based compensation, in combination with non-incentive based compensation, to encourage our executive officers to act in the long-term best interests of the company and our stockholders. These practices include:

•

Awarding annual incentive bonuses based on a combination of short, medium and long-term value creation goals such that annual bonuses are not determined by achievement of a single, short-term performance metric;

•

Establishing a compensation recapture, or “clawback,” policy that enables us to recover previously paid compensation under certain circumstances in which compensation paid to certain senior management employees may not have been reflective of actual corporate performance;

•	Establishing performance targets, particularly research and development performance targets, that are tied to long-term value creation for the company;

•	Capping potential annual incentive bonuses at a maximum payout to help prevent excessive risk taking;

•	Benchmarking annual incentive bonuses against an appropriate peer group of companies;

•

Establishing stock ownership guidelines for our executive officers and providing annual ESOP grants that generally must be held until termination of service to closely align executive officer interests with those of our stockholders;

•	Providing the Compensation Committee with full discretion in awarding annual bonus payments, regardless of bonus goal achievement;

•	Granting equity incentives that generally vest over a three or four year period which provides incentives for our executive officers to act in the long-term best interests of the company; and

•	Periodic review throughout the fiscal year by the Compensation Committee of the company’s progress toward achieving bonus goals and the impact of such progress on overall company performance.

Benchmarking

We consider market pressures and compensation practices for a peer group of companies when we design executive compensation programs. As in prior years, in order to assess the competitiveness of our executive compensation practices, the Compensation Committee compared our 2011 executive officer compensation against the compensation provided to executives in comparable positions at 13 peer companies. This peer group was chosen in consultation with our compensation consultants who performed an independent review of potential peers based on their understanding of our industry and business. Accordingly, the peer group examined by the Compensation Committee includes biopharmaceutical and biotechnology companies that are comparable to us in size or business life-cycle stage and with whom we compete for talent. These companies are listed below:

•	Alexion Pharmaceuticals, Inc.

•	Alkermes, Inc.

•	Auxilium Pharmaceuticals, Inc.

•	BioMarin Pharmaceuticals, Inc.

•	Cephalon, Inc.

•	Cubist Pharmaceuticals, Inc.

•	Dendreon Corporation

•	Endo Pharmaceuticals Holdings Inc.

•	Myriad Genetics Laboratories and

•	Pharmaceuticals

•	Regeneron Pharmaceuticals Inc.

•	United Therapeutics Corporation

•	Valeant Pharmaceuticals International, Inc.

•	Vertex Pharmaceuticals, Inc.

We obtain compensation data on our peer companies from the Compensation Committee’s independent consultants, public filings and privately published compensation studies conducted by independent third parties which establishes our market reference point. We position our compensation program such that each element of compensation is paid at a level that places us in an approximate percentile of our comparative companies that we feel best helps us achieve our objectives. For our executive officers, we target base salaries and benefits such that they approach the 50th percentile of our market reference point. We target total cash compensation (base salary plus incentive bonus) so that it approaches the 60th percentile of our market reference point and we target equity compensation to approach the 60th percentile of our market reference point. Actual compensation paid to individuals may vary from these targets at the Compensation Committee’s discretion. The extent to which the Compensation Committee exercised its discretion in arriving at 2011 compensation levels is discussed in further detail below.

Elements of Compensation

Our compensation program uses three primary elements of compensation (excluding benefits). First, we set base salaries at a level designed to attract and retain executives based on experience and an internal determination as to how critical the position is to our success and financial performance. Second, we design cash incentive bonuses to reward achieving and exceeding pre-determined, Company Board-approved corporate objectives and to support an environment in which executives are accountable for company performance. Finally, we provide equity incentives to encourage sustained long-term performance and create a culture of ownership and entrepreneurship. In addition to these three elements of compensation, we provide other benefits, such as health and life insurance, to our employees, including our executive officers, to promote their safety and security.

The following discussion further describes the mix of compensation elements we pay to our executive officers and how we determine the amount of each element. We will also explain how each element of compensation fits into our overall compensation objectives and affects decisions regarding other elements of compensation. In assessing the total mix of compensation for our Named Executive Officers, the Compensation Committee reviews tally sheets which set forth total cash, equity and benefits paid to these individuals and compensation they would receive upon termination such as in connection with a change in control. The Compensation Committee uses tally sheets solely as a means of understanding compensation paid to our Named Executive Officers under various scenarios and does not use them to determine various elements of compensation. The Compensation Committee’s evaluation of tally sheets did not result in specific compensation awards in 2011 or modifications to the manner in which we implement our compensation program. This compensation discussion and analysis should be read together with the compensation tables that follow in this proxy statement.

The Compensation Committee reviews key components of our executive compensation program on a quarterly basis and its regularly scheduled committee meetings are usually attended by the committee’s compensation consultants. The committee works with the compensation consultant in establishing compensation for individual executives and regularly meets in executive session with the consultant without the Chief Executive Officer when discussing his compensation and arriving at the committee’s recommendation to the full Company Board with respect to the compensation of our Chief Executive Officer.

Base Salary

The amount of salary paid during 2011 to each of our Named Executive Officers is shown in the Summary Compensation Table below. We pay salaries to our executive officers primarily to provide a base-level of compensation to them in consideration of the services they perform for us. We recognize that our financial success and the achievement of our long-term objectives is largely dependent upon the experience, skills and efforts of our executive management and that the executive compensation we pay must be competitive with the compensation paid by other similarly situated companies in order to recruit and retain our executive management team. Based on our benchmarking practices, the amount of base salary we pay to our executive officers is targeted to approach the 50th percentile of our peer companies. Rather than setting these targets at a higher level relative to our peers for the Named Executive Officers, the Compensation Committee chose this approximate target to retain our executive management team and, as appropriate, attract new members with an attractive salary while being able to offer greater levels of success-based compensation through our annual cash bonus plan and our equity incentive compensation plans consistent with the compensation philosophy described above. Mr. Bradbury’s salary is at the 25th percentile of our peer companies, in part reflecting the duration of his tenure as our Chief Executive Officer relative to the tenures of the principal executive officers serving at our peer group of companies. Although the Compensation Committee applies the same policies when determining the compensation of each Named Executive Officer, Mr. Bradbury’s actual base salary amount is set at a greater amount than our other Named Executive Officers due to his higher level of responsibility and the higher compensation levels paid to the principal executive officers at peer companies.

In addition to considering base salary levels at our peer companies, the Compensation Committee also determines executive base salary amounts on the basis of each executive’s level of responsibility and experience and upon an evaluation of the individual’s contribution to our success. For example, the Compensation Committee approved a 2011 annual salary of $675,000 for Mr. Bradbury in connection with his service as our Chief Executive Officer. This amount remained unchanged from Mr. Bradbury’s 2008 annual salary and is therefore below the company’s target position of the 50th percentile of our peer companies. In arriving at this amount, the Compensation Committee considered Mr. Bradbury’s tenure as Chief Executive Officer and relative experience in the position compared to our peer group.

In February 2011, the Compensation Committee set 2011 annual base salaries for other executive officers based on in-put from management and did not raise 2011 salary amounts above 2008, 2009 and 2010 base salary amounts and after reviewing the individual’s level of responsibility and experience with the Chief Executive Officer and relevant base salary market data with the committee’s independent consultants. Following this review, the Compensation Committee approved 2011 annual base salaries for our other Named Executive Officers at approximately the 50th percentile target as follows: Mr. Foletta: $419,750; Mr. Gergen: $390,000; Ms. Lloyd: $400,125; and Dr. Weyer: $375,000.

In March 2012, the Compensation Committee adjusted the salaries of our executive officers for the first time since 2008. Following the annual salary review process described above, the Compensation Committee adjusted the base salaries of our Named Executive Officers to the following levels: Mr. Bradbury: $725,000; Mr. Foletta: $440,750; Mr. Gergen: $400,000; Ms. Lloyd: $420,000; and Dr. Weyer: $395,000. As previously mentioned, Mr. Bradbury’s base salary is a greater amount than our other Named Executive Officers due to the level of responsibility he assumes as our Chief Executive Officer. Following the March 2012 base salary adjustments, our Named Executive Officers’ salaries levels continue to be at approximately the 50th percentile of our peer group, with the exception of Mr. Gergen whose salary approaches the 75th percentile of our peer group due to the strategic importance of his position to our business.

Annual Cash Incentive Plan

We have established a cash incentive plan for executive officers under which we pay annual cash bonuses to executive officers depending on whether we achieve pre-established, Company Board-approved corporate goals that are related to company operational and financial performance. By using an appropriate amount of results-based compensation, we believe our cash incentive plan creates a direct link between executive compensation and our operational and financial performance and further motivates our executives to implement strategic initiatives in order to meet and exceed the pre-established corporate goals.

At the beginning of each fiscal year, the Company Board establishes the operational and financial goals as part of the annual business planning process. At the end of the year, the Company Board determines the extent to which these goals were attained or exceeded. Based upon this assessment, the Compensation Committee determines whether executive officers will be paid a cash bonus. If the Compensation Committee determines cash bonuses are to be paid, it awards each executive a cash bonus equal to the target bonus percentage multiplied by the percentage to which the corporate goals were attained or exceeded. To arrive at the cash amount of the bonus, the executive’s salary earnings for the year are multiplied by the resulting bonus percentage. Target bonuses are expressed as a percentage of the executive’s salary. The target bonuses for our 2011 Named Executive Officers are as follows: for our Chief Executive Officer the target percentage is one hundred percent; for the other four Named Executive Officers, each of whom is a Senior Vice President, the target percentage is fifty percent. The Compensation Committee retains full discretion to adjust cash bonuses as it deems appropriate.

In order to closely align executive compensation with achievement of corporate goals, executive officer cash bonuses are based primarily upon the achievement of certain specified corporate goals. The corporate goals established by the Board of Directors for 2011 related to net product revenue, non-GAAP operating loss and progress in high-priority research and development programs. The 2011 goals were chosen in order to provide an appropriate mix of short-term performance (net product revenues and non-GAAP operating loss) with long-term value creation (research and development/pipeline advancement) and were assigned the following weighting for purposes of quantifying their contribution to bonus payout:

Corporate Goal	Weight
Net Product Revenue	50%
Non-GAAP Operating Loss	20%
R&D/Pipeline Advancement	30%

These goals were set at levels such that attainment of executive target bonuses was not assured at the time they were set and would require a high level of effort and execution on the part of our executive management team in order to receive a bonus payout. For example, the 2011 net product revenue goal, after subtracting the portion paid to our former collaboration partner, was set at $317 million and the non-GAAP operating loss target was set at $25 million. Our development/pipeline targets involved responding to the FDA’s BYDUREON™ complete response letter, delivering results of completed key clinical studies and submission to the FDA regarding other product candidates. For purposes of the bonus plan, non-GAAP operating loss was calculated by adjusting operating loss for the year ended December 2011 as reported in our audited financial statements for non-cash items and other items such as restructuring charges and charges and credits relating to the reacquisition of exenatide product rights (including amortization and interest expense relating to reacquired assets, fair value adjustments and revenue sharing obligations). The Company Board also approved a maximum payout under the cash incentive plan such that a maximum 200% of an individual’s target bonus for each of the two financial performance metrics could be paid out if we achieved over 130% of our net product revenue goal and if we achieved positive or break-even non-GAAP operating results.

Setting challenging but achievable goals for 2011 was consistent with our previous practice as evidenced by the fact that since 2001 we paid annual bonuses below target six times, including 2010 in which the Compensation Committee agreed with management’s recommendation not to pay themselves or any of our employees a bonus despite the fact that some of our bonus objectives were achieved, primarily because our New Drug Application for BYDUREON™ was not approved by the FDA during 2010. Since 2001 we paid two annual bonuses at 100% of target and two annual bonuses exceeding target when we met or exceeded all of our annual goals, including our product revenue goals.

In February 2012, the Compensation Committee reviewed our 2011 actual bonus plan performance against the pre-established, Company Board-approved corporate goals. The 2011 bonus plan formula was structured so that if a minimum of 75% of product revenues goals for the full year were not met or if our non-GAAP operating loss was greater than $37.5 million, these portions of the bonus would not be funded. Based on a review of 2011 product revenue and non-GAAP operating loss, the Compensation Committee determined the minimum thresholds for funding these portions of the bonus had been achieved. The Compensation Committee then reviewed company performance relative to the development/pipeline goals and determined the bonus plan percentage multiplier would be 144%. This amount was achieved as follows: we achieved nearly 119% of our total net product revenue target for the year resulting in a contribution to the bonus percentage of 81.5%. We exceeded our non-GAAP operating loss target by achieving positive non-GAAP operating results resulting in a total contribution of the bonus percentage of 40%. Finally, we achieved nearly all of our development/pipeline goals resulting in a contribution to the bonus percentage of 22.5%. Accordingly, each Named Executive Officer’s target bonus amount was multiplied by this percentage to determine the 2011 cash bonus amount. These amounts are shown in the Summary Compensation Table as non-equity incentive plan compensation.

In December 2011, the Compensation Committee established challenging and stretch corporate goals for purposes of the 2012 cash incentive plan. The corporate goals for 2012 relate to product revenue, non-GAAP operating loss and key business initiative results. Our performance relative to these pre-established goals will be reviewed by the Compensation Committee and the Company Board in 2013 to determine whether executive cash bonuses will be earned in 2012. In addition, the Compensation Committee has also modified the executive officer bonus plan to include an individual performance metric such that 20% of the 2012 bonus paid to executive officer below the Chief Executive Officer will be based on achievement of important individual goals. The committee made this modification in order to emphasize individual performance.

Equity Incentive Compensation

We provide equity incentive compensation to our executive officers through our 2009 EIP, our ESOP, our 2001 ESPP, and, at the discretion of the Company Board, our 401(k) Plan. We use equity compensation so that our executive officers will be motivated as stockholders to contribute to our long-term success. In addition, we grant stock options to our Named Executive Officers to reward them only when our stockholders gain value. We believe that providing a significant amount of results-based equity compensation to our executives is important because it aligns the interests of our executive officers with those of our stockholders and provides executive officers an opportunity to participate in our growth. Further, our options awards typically contain four-year vesting provisions and our RSU awards typically contain three-year vesting provisions which provide a retention incentive to executive officers and other employees. We have also granted RSUs with performance-based vesting. These performance-based awards only vest upon achievement of a critical, long-term goal and will be forfeited if the goal is not achieved within the performance period. We consider all forms of equity when establishing grants to our Named Executive Officers as part of the regular annual equity grant process.

2009 Equity Incentive Plan

Stock options granted under the 2009 EIP have an exercise price equal to the fair market value on the date of grant and have a term of 7 years, provided the recipient continues to provide services to Amylin. We measure fair market value as the closing price of our common stock on the NASDAQ Stock Market on the date of grant. Our stock options and RSUs generally vest over a period of four years and three years, respectively, with vesting tied to continued employment. Because four years is a significant amount of time, we have structured our option grant vesting such that one-fourth of an option grant vests on the first anniversary date of the grant in order to provide a meaningful shorter-term value component. The remaining grant vests pro-rata on a monthly basis over the remaining three years of the vesting schedule in order to provide long-term retention value. As noted above, we have also granted performance-based RSUs which vest only upon the achievement of certain corporate goals and are forfeited if the performance goals are not achieved in the stipulated time frame.

We typically grant stock options on a periodic basis to eligible employees, including our executive officers. The Compensation Committee determines grant levels to executives after considering the level of responsibility, experience and expected contributions of each executive, as well as peer group data. The committee also considers salary levels and other cash compensation consistent with our stated philosophy of using a considerable proportion of success-based compensation. We also target equity compensation to approach the 60th percentile of our peer group on the basis of grant value and the percent of company-wide equity grants. In 2011, total equity compensation, including stock option grants and RSUs, was set to meet the stated target for our Named Executive Officers. Generally, the Compensation Committee grants stock options to executive officers annually as part of the executive performance review process. When determining the amount of an executive’s equity compensation grant, the Compensation Committee also considers a historic review of an individual’s equity holdings, internal comparisons, market data and the paper gain of the historic holdings to ensure the plan is meeting the company’s retention objectives. The full grant date fair value of the options awarded to our Named Executive Officers during the past three years is contained in the Summary Compensation Table.

In determining the number of options and RSUs granted to our Named Executive Officers in 2011, the Compensation Committee considered the equity compensation practices at our peer companies as reported by our outside compensation consultant and awarded options and RSU grants consistent with the equity compensation targets described above. The number and grant date fair value of all stock options and RSUs granted to each of our Named Executive Officer in 2011 can be found in the Grants of Plan-Based Awards Table below. The Compensation Committee applies the same policies when determining the option and RSU grants awarded to each Named Executive Officer. The amount of Mr. Bradbury’s actual equity grant is set at a higher level than our other Named Executive Officers due to the scope of his responsibilities as our Chief Executive Officer, his past equity grants, internal comparison and executive equity compensation pay practices within peer group companies. Further, the Company Board believes that a significant portion of our Chief Executive Officer’s compensation should be directly tied to the long-term value of the company in order to align the interest of our chief executive officer with those of our stockholders. In 2011, Dr. Weyer’s actual stock option grant was set at a higher level than our other Named Executive Officers, other than Mr. Bradbury, primarily in connection with his recent appointment to our Executive Committee in 2010.

Consistent with the equity incentive objectives described above, in March 2011, the Company Board granted options to purchase the following number of shares of our common stock to the Named Executive Officers: Mr. Bradbury: 250,000 shares; Mr. Foletta: 80,000 shares; Mr. Gergen: 70,000 shares; Ms. Lloyd: 60,000 shares; and Dr. Weyer: 125,000 shares. The options fully vest over four years with one-fourth of the option grant vesting on the first year anniversary of the grant date and in equal monthly installments for three years thereafter. The options have a term of seven years. The options are exercisable at a price of $15.03 per share which is equal to the closing price of our common stock on the date of grant. The Company Board also granted RSUs to our Named Executive Officers in the following amounts: Mr. Bradbury: 25,000 shares, 15,000 shares to each of Mr. Foletta, Mr. Gergen and Ms. Lloyd, and 10,000 shares to Dr. Weyer. One third of these RSUs vest on each anniversary of the grant date and become fully vested on the third anniversary of the grant date. The Company Board granted these RSUs to further align our executive officer’s interests with those of our stockholders and as an incentive to the executive officers to remain employed by us over the course of the three-year vesting period. The Company Board also granted performance-based RSUs to our Named Executive Officers that vest only if BYDUREON™ is launched in the United States within two years from the date of grant in the following amounts: Mr. Bradbury: 33,750 shares, 8,000 shares to each of Mr. Foletta and Mr. Gergen, 15,000 shares to Ms. Lloyd and 10,000 shares to Dr. Weyer. The Company Board granted these performance-based RSUs to our Named Executive Officers to provide additional incentive to launch BYDUREON™ in a timely manner. If the performance metric had not been achieved, these RSUs would have been forfeited. However, these RSUs vested in February 2012 upon the commercial launch of BYDUREON™.

In recognition of the significant leadership contribution of our senior management in reaching an agreement with Lilly to re-acquire 100% of the global development and commercialization rights of our exenatide franchise, in January 2012, the Company Board granted RSUs to the following Named Executive Officers in the following amounts: Mr. Bradbury: 30,000 shares; Mr. Foletta: 7,500 shares; Mr. Gergen: 15,000 shares; and Ms. Lloyd: 10,000 shares. One-third of these restricted stock units vest on each anniversary of the grant date and become fully vested on the third anniversary of the grant date. The RSUs also have a long-term vesting component to provide an incentive to these Named Executive Officers to remain employed by us.

In February 2012, the Company Board granted 78,750 performance-based RSUs to Mr. Bradbury and 10,000 performance-based RSUs to Dr. Weyer. These performance-based RSUs will vest based upon the extent to which we achieve our 2012 exenatide revenue plan previously approved by the Company Board, such that 50% to 100% of the performance-based RSUs will vest on a pro rata basis upon achievement of between 85% to 100% of the revenue plan. If Amylin does not achieve at least 85% of the revenue plan, the performance-based RSUs will not vest and will be forfeited. The Company Board granted these performance-based RSUs to these Named Executive Officers because of the role these officers will have in achieving this important performance metric.

In March 2012, the Company Board granted options to purchase the following number of shares of our common stock to the Named Executive Officers: Mr. Bradbury: 300,000 shares; Mr. Foletta: 120,000 shares; Mr. Gergen: 100,000 shares; Ms. Lloyd: 110,000 shares; and Dr. Weyer: 130,000 shares. The options fully vest over four years with one-fourth of the option grant vesting on the first year anniversary of the grant date and in equal monthly installments for three years thereafter. The options have a term of seven years. The options are exercisable at a price of $16.02 per share which is equal to the closing price of our common stock on the date of grant. The Company Board also granted RSUs to our Named Executive Officers in the following amounts: Mr. Bradbury: 30,000 shares, and 10,000 shares to each of Mr. Foletta, Mr. Gergen, Ms. Lloyd and Dr. Weyer. One third of these restricted stock units vest on each anniversary of the grant date and become fully vested on the third anniversary of the grant date. The Committee granted these restricted stock units to further align our executive officer’s interests with those of our stockholders and as an incentive to the executive officers to remain employed by us over the course of the three-year vesting period. In addition, the Company Board granted performance-based RSUs to our Named Executive Officers in the following amounts: Mr. Bradbury: 105,000 shares; Mr. Foletta: 40,000 shares; Mr. Gergen: 25,000 shares; Ms. Lloyd: 40,000 shares; and Dr. Weyer: 25,000 shares. These performance-based RSUs will vest only to the extent we achieve certain cumulative product revenue targets over a two-year measurement period consisting of fiscal years 2012 and 2013 and if the Named Executive Officer remains employed by us through the first quarter of 2015. Fifty percent of the shares earned based upon achievement of the performance metric will vest in the first quarter of 2014 while the remaining fifty percent will vest in the first quarter of 2015. To the extent this business objective and/or the required length of service are not achieved, the performance-based RSUs will be forfeited. The Company Board granted these performance-based RSUs because of the importance of this performance metric and to provide a long-term, time-based incentive to remain employed by us.

Option Grant Practices

After the end of the fiscal year, the Company Board or Compensation Committee approves, at its discretion, an annual option grant for certain employees, including executive officers, generally at the first regular committee meeting scheduled up to a year in advance. In 2011, annual option grants were approved for a large number of our employees, including our executive officers, at a regular pre-scheduled meeting held in March 2011. The exercise price for these options was based on the closing price of our common stock on the date the grant was approved. As is typical, our executive officers assist the Company Board and its committees in setting option grant dates only to the extent they assist the Company Board with scheduling these meetings. These meetings are scheduled independently of the release of material information about Amylin and our executive officers are otherwise not involved in setting option grant dates.

Our newly hired executive officers, as well as all newly hired eligible employees, receive an option grant that is effective as of the tenth day of the month following the month in which they commence employment. This results in a situation in which the effective date of the grant and the exercise price are established on a date following the date the Compensation Committee approved the executive officer’s new-hire option grant. We grant these stock options as a recruitment incentive and so that officers and employees are motivated as owners on their first day of employment with us.

Under the terms of our 2003 Non-employee Directors’ Plan, our non-employee directors receive an automatic option grant upon joining our board and upon their re-election at our annual stockholder meeting. This plan also permits the granting of RSUs to directors. Options automatically granted under the plan have an exercise price equal to the closing price of our common stock on the date of grant. Therefore, future options granted to our directors pursuant to this plan will generally be granted on the date they initially join our Company Board or the date of our annual stockholder meeting and will have an exercise price equal to the closing price of our common stock on that date. We schedule the date of our annual stockholder meeting several months in advance and independent of the release of material information about Amylin.

2001 Employee Stock Purchase Plan

Our employees, including executive officers, are eligible to participate in our 2001 ESPP, which is a qualified plan approved by our stockholders. Under the 2001 ESPP, participants may elect to participate in offerings to purchase shares of our common stock using payroll deductions of up to fifteen percent of their eligible compensation, subject to a maximum of $25,000 per calendar year. Our Compensation Committee has approved a series of six-month offerings that will end on August 31, 2014. We expect to provide further offerings to employees after this date. At the end of each six month offering, the participants’ accumulated payroll deductions are used to purchase shares of our common stock at a price equal to the lesser of (i) eighty-five percent of the fair market value of our common stock on the first day of the six-month offering or (ii) eighty-five percent of the fair market value of our common stock on the final day of the offering. We established this purchase price formula based on prevailing market practice and in order to provide an attractive purchase price to encourage participation in the plan and meaningful equity ownership among our employees.

As with our other equity compensation, we established the 2001 ESPP to provide an additional opportunity for our employees to become stakeholders in our future financial success and to enable them to participate as stockholders in our growth. We believe that employees who own shares of our common stock will be motivated to exert maximum efforts to contribute to our success. We also established the 2001 ESPP as a means of creating incentive to retain the services of our current employees and to secure the services of new employees. To the extent executive officers choose to participate in this plan, such participation is consistent with our objective of creating a significant portion of success-based compensation for our executives.

Employee Stock Ownership Plan (ESOP)

Our employees, including our executive officers, are eligible to participate in our ESOP, which is a qualified plan that was approved by our Board of Directors in 2007. Under the terms of the ESOP, we make annual contributions of shares of our common stock valued at 10% of an employee’s prior year eligible compensation to the employee’s account subject to annual statutory limits for qualified benefit plans. The number of shares each employee receives is based on the fair market value of our common stock on the contribution date. Employees become fully vested on a pro-rata annual basis within four years of participation in the ESOP and generally receive the common shares when they terminate employment with us or become eligible to diversify out of stock into other investment options within the plan. We adopted the ESOP to continue providing long-term equity compensation to many of our employees in lieu of traditional stock option grant levels and as a vehicle to assist employees in preparing for their retirement and to further align our employees’ interests with those of our stockholders. The contribution level was chosen to provide meaningful long-term equity ownership in the company. In addition, the four-year vesting schedule is designed to encourage employees and executive officers to remain employed by us. The value of the common stock contributed for the 2011 plan year to the ESOP accounts of each of our Named Executive Officers is included in the Summary Compensation Table and is accompanied by an explanatory footnote to that table.

401(k) Plan

All of our employees, including our executive officers, are generally eligible to participate in our 401(k) plan. Since 1997, our Company Board has approved a discretionary 401(k) matching contribution in common stock for all 401(k) plan participants. Employees have the ability to diversify their holdings out of our common stock at any time. Matching contributions vest pro rata over the first four years of the participant’s employment with us. Our Company Board approved a matching contribution for 2011 equal to fifty percent of the first six percent of eligible earnings each participant contributed to the plan.

Our equity based matching contribution to our employee 401(k) plan is intended to provide an incentive for our employees to save on a tax-advantaged basis for their retirement. By providing this matching contribution, we also hope to further align our employees’ interests with those of our stockholders by encouraging stock ownership. In addition to using the 401(k) matching contribution as a new hire recruitment incentive, the four-year vesting schedule is designed to encourage employees and executive officers to remain employed by us. Finally, providing a 401(k) match in shares of our common stock, rather than a matching cash contribution, is consistent with our objective of providing a significant amount of success-based compensation to our executive officers and further aligning their interests with those of our stockholders. The value of common stock contributed in 2011 to the 401(k) plans of each of our Named Executive Officers is included in the Summary Compensation Table and is accompanied by an explanatory footnote to that table.

Other Elements of Compensation

Deferred Compensation Plan

We maintain a Non-Qualified Deferred Compensation Plan, which we refer to as our 2001 Deferred Compensation Plan, that allows executives to defer receipt of portions of their salary and/or cash bonus into bookkeeping accounts that permits the executives to select from a range of phantom investment alternatives that mirror the gains and/or losses of several different investment funds. Under the terms of the plan, in 2011 employee participants were permitted to defer up to 80% of their salary and up to 80% of their annual cash bonus until termination of employment, a specified date, or a change in control of the company as elected by the participant at the time of deferral. The plan also permits the deferral of up to 100% of the shares of our stock that would otherwise be delivered upon the vesting of time-based vested and performance-based vested RSUs. We are not required to make any contributions to the 2001 Deferred Compensation Plan, nor do we fund the plan. Participants have an unsecured contractual commitment by the company to pay the amount due under the plan, which remains subject to the claims of our general creditors. When such payments are due, cash will be distributed from our general assets.

Earnings for each of our Named Executive Officers under our 2001 Deferred Compensation Plan are shown in the Nonqualified Deferred Compensation Table below. The table also shows the amount of each officer’s contributions during 2011, as well as the ending balance of each account as of December 31, 2011.

Perquisites and Certain Benefits

Prior to 2011, all of our employees, including our executive officers, automatically received a cash payout for accrued and unused vacation time in excess of 240 hours. All cash compensation paid to our Named Executive Officers in 2009 and 2010 in lieu of accrued vacation is disclosed in the Summary Compensation Table and is accompanied by an explanatory footnote to that table.

Ms. Lloyd joined us in February 2007. Relocating to San Diego can involve considerable expense and, in order to incentivize employees to move to San Diego, we have found it necessary to institute a relocation policy which provides for reimbursement of relocation expenses and tax assistance for such expenses that relocating employees would not otherwise incur. Accordingly, in order to provide proper incentive for Ms. Lloyd to relocate to San Diego, we reimbursed her for certain relocation expenses including tax assistance to help offset the financial burden associated with her relocation. These reimbursed relocation expenses and tax gross ups are disclosed in the Summary Compensation Table and are accompanied by an explanatory footnote to that table. We generally do not provide tax gross ups for other types of benefits provided to executive officers. As disclosed in the Summary Compensation Table, prior to his appointment as an executive officer, Dr. Weyer received a small gross up in connection with a performance recognition gift he received in 2009. As with all our employees, we pay the premiums for term life insurance offered to our executive officers as part of the benefit package we offer. The amount of insurance premium we paid in 2011 on behalf of each of our Named Executive Officers is disclosed in the Summary Compensation Table and is accompanied by an explanatory footnote to that table.

Change In Control and Severance Payments

Under the terms of our Amended and Restated Officer Change in Control Severance Benefit Plan, or the Change in Control Plan, each of our officers is entitled to receive severance payments and other benefits if his or her employment is terminated by the Company without “Cause” (as defined in the Change in Control Plan) or by the Executive for “Good Reason” (which is referred to as “constructive termination” in the Change in Control Plan and defined therein), in each case, during the period beginning ninety days prior to and ending 13 months following the effective date of a change in control of the company. This double-trigger Change in Control Plan provides that “Good Reason” terminations include voluntary resignations as a result of a material reduction in base salary and a material diminution of the officer’s authority, duties and responsibilities which, in the case of our chief executive officer, includes no longer reporting directly to our board of directors or the board of directors of a successor company and in the case of our chief financial officer, includes the occurrence of a material diminution in the authority, duties or responsibilities of the supervisor to whom the chief financial officer is required to report.

The Change in Control Plan provides salary continuation benefits upon a covered termination as follows: (i) chief executive officer and/or president: 36 months; (ii) other executive officers: 24 months; and (iii) non-executive officers: 18 months. The plan provides for lump sum bonus payments for officers equal to a specified percentage of their then-current annual target bonus as follows: (i) chief executive officer and/or president: 300%; (ii) other executive officers: 200%; and (iii) non-executive officers: 100%. Under the plan, officers would also receive a lump sum reimbursement for 18 months of medical and dental COBRA payments. The amounts provided under the amended plan were determined based on the Compensation Committee’s review of competitive market data and, in keeping with our overall compensation objective of attracting and retaining top talent, the committee’s assessment of amounts required to provide sufficient incentive to attract and retain qualified management personnel. Potential payments under this plan did not affect and were not affected by decisions made with respect to compensation paid in 2011 to our Named Executive Officers. Further, if within 90 days prior to, or within 13 months following, the effective date of certain specified change in control transactions, an officer’s employment terminates without cause or under certain other specified circumstances, then the vesting and exercisability of the options and the vesting of any other equity awards held by such officer that were issued under our 2001 Equity Incentive Plan and 2009 EIP shall accelerate in full.

In the event that payments made under the Change in Control Plan would be considered “parachute payments” subject to excise taxes under Section 280G of the Internal Revenue Code, an executive officer will have the option of receiving the total amount of such payment and be subject to all applicable taxation including the excise tax or a lesser payment to provide the most favorable after-tax benefit under the plan. We will not pay any “gross up” or additional amount to such executive to offset the impact of such excise tax.

Mr. Bradbury became our Chief Executive Officer in March 2007. In connection with his promotion to this position we entered into an employment agreement with Mr. Bradbury under which we will pay him severance benefits in certain circumstances. The benefits include a payment of 12 months base salary and target bonus and continued company benefits for 12 months following such termination. We agreed to pay Mr. Bradbury these severance benefits to provide adequate incentive to him to assume the responsibilities as our Chief Executive Officer. Mr. Bradbury is not entitled to receive severance benefits under both the Change in Control Plan and his employment agreement.

Compensation Recapture (“Clawback”) Policy

Our Compensation Committee has adopted a compensation recapture, or “clawback,” policy that enables us to recover previously paid compensation under certain circumstances in which compensation paid to certain senior management employees, including our Named Executive Officers, may not have been reflective of actual corporate performance.

Stock Ownership Guidelines

Our Company Board has adopted stock ownership guidelines that are applicable to each of our directors and officers. Members of our Company Board are required to own shares of our stock with a value equal to $150,000, or three times their annual retainer fee. Our officers are required to own shares of our common stock with a value equal to a specific multiple of such officer’s base salary as indicated in the table below. Directors and officers are required to meet these guidelines within five years of becoming subject to them. At the end of our last fiscal year, officers subject to the stock ownership guidelines were either compliant with the guidelines or were progressing toward compliance.

Officer Level	Market Value of Shares Owned as a Multiple of Base Salary
Chief Executive Officer	4x
Senior Vice President and above	2x
Vice President	1x

Accounting and Tax Considerations

Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to the Chief Executive Officer or any of the four most highly compensation officers. Performance based compensation arrangements may qualify for an exemption from the deduction limit if they satisfy various requirements under Section 162(m). Although we consider the impact of this rule when developing and implementing our executive compensation programs, we believe it is important to preserve flexibility in designing compensation programs. Accordingly, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m). While our stock options are intended to qualify as “performance based compensation” (as defined by the Code), amounts paid under our other compensation programs may not qualify.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

ON EXECUTIVE COMPENSATION AS OF APRIL 12, 2012

The material in this report, issued on April 12, 2012, is not “soliciting material,” is not deemed “filed” with the SEC and is not to be incorporated by reference into any filing of Amylin under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Compensation and Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis with members of management and, based on that review and discussion, the Compensation and Human Resources Committee recommended to the Company Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into the annual report on Form 10-K for the fiscal year ended December 31, 2011.

The Compensation and Human Resources Committee

Adrian Adams, Chair

Teresa Beck

Karin Eastham

Summary Compensation Table

The following table sets forth in summary form information concerning the compensation earned by our Chief Executive Officer, our Chief Financial Officer and each of our other three most highly compensated executive officers during the fiscal year ended December 31, 2011, who were serving as executive officers as of December 31, 2011. We refer to these individuals collectively as our Named Executive Officers.

Name and principal position	Year	Salary ($)(1)	Bonus ($)(2)	Stock awards ($)(3)	Option awards ($)(4)	Non equity incentive plan compensation ($)(5)	All other Compensation ($)(6)		Total ($)
Daniel M. Bradbury	2011	675,000	—	914,863	1,846,500	972,000	969		4,409,332
President and Chief	2010	675,000	—	1,832,850	2,248,025	-0-	969		4,756,844
Executive Officer	2009	662,019	—	31,850	2,201,880	814,280	726		3,710,755
Mark G. Foletta	2011	419,750	—	377,540	590,880	302,220	958		1,691,348
Senior Vice President,	2010	419,750	—	302,000	449,605	-0-	25,174	(7)	1,196,529
Finance, Chief Financial Officer	2009	411,678	—	31,850	495,423	253,180	16,870	(7)	1,209,001
Mark J. Gergen	2011	390,000	—	377,540	517,020	280,800	889		1,566,249
Senior Vice President,	2010	390,000	—	392,050	629,447	-0-	8,389	(8)	1,419,886
Corporate Development	2009	382,500	—	31,850	467,900	235,240	726		1,118,216
Marcea Bland Lloyd	2011	400,125	—	482,750	443,160	288,090	913		1,615,038
Senior Vice President,	2010	400,125	—	392,050	539,526	-0-	2,034	(9)	1,333,735
Chief Administrative Officer and General Counsel	2009	392,435	50,000	31,850	467,900	241,350	118,111	(9)	1,301,646
Christian Weyer, M.D.	2011	370,192	—	332,450	923,250	266,540	855		1,893,287
Senior Vice President,	2010	317,273	—	152,517	240,089	-0-	11,374	(10)	721,253
Research & Development	2009	262,983	—	31,850	110,094	128,760	11,069	(10)	544,756

(1)	Salary amounts deferred under our 2001 Deferred Compensation Plan are shown in the footnotes to the Nonqualified Deferred Compensation Table.
(2)	Amounts shown in this column represent sign-on bonuses paid in the years indicated.
(3)	Amounts shown in this column are the aggregate grant date fair value of stock awards granted during the year indicated calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions for stock-based compensation, see Note 1 to our 2011 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 under the caption “Accounting for Stock-based Compensation.” Amounts shown in this column consist of discretionary matching contributions we made in the form of our common stock under our 401(k) plan, mandatory contributions we made in the form of our common stock under our ESOP and performance-based restricted stock units, or RSUs, granted under our 2009 EIP.

In 2011, 2010 and 2009, we made discretionary matching contributions in form of shares of our common stock under our 401(k) plan equal to 50% of the first 6% of eligible earnings contributed to the plan, subject to statutory limitations. The maximum amount of earnings eligible for matching contributions was $16,500 in 2011, 2010 and 2009. The total amount of compensation deferred under our 401(k) plan for each Named Executive Officer in 2011, 2010 and 2009 is set forth in the table below:

Name	2011($)	2010($)	2009($)
Daniel M. Bradbury	22,000	16,500	16,500
Mark G. Foletta	16,500	16,500	16,500
Mark J. Gergen	16,500	16,500	16,500
Marcea Bland Lloyd	22,000	22,000	20,500
Christian Weyer, M.D.	16,500	16,500	16,500

In 2007, our Company Board adopted our ESOP, under which we make mandatory annual contributions to eligible employees equal to 10% of eligible compensation, subject to statutory limitations. The amounts shown in this column represent the total number of shares received by the Named Executive Officers for the fiscal year under our 401(k) plan, our ESOP and RSUs multiplied by the fair market value of our common stock on the appropriate date of determination. The dates of determination (and fair market values per share) for the 2011, 2010 and 2009 401(k) matching contribution were February 1, 2012 ($15.53 per share), February 1, 2011 ($16.23 per share) and February 1, 2010 ($17.83 per share), respectively. The date of determination (and fair market value per share) for the 2011, 2010 and 2009 ESOP contribution were March 6, 2012 ($16.02 per share), March 1, 2011 ($15.03 per share) and February 2, 2010 ($18.01 per share), respectively. The dates of determination (and fair market value per share) for the 2011 and 2010 RSU grants were March 1, 2011 ($15.03 per share) and February 2, 2010 ($18.01 per share), respectively. The total number of shares received by each of our Named Executive Officers for 2011, 2010 and 2009 under our 401(k) plan, ESOP and 2009 EIP are set forth in the table below (amounts shown in this table have been rounded to whole share amounts):

Name	Year	401(k)	ESOP	2009 EIP
Daniel M. Bradbury	2011	473	1,529	58,750
	2010	453	1,630	100,000
	2009	412	1,360	n/a
Mark G. Foletta	2011	473	1,529	23,000
	2010	453	1,630	15,000
	2009	412	1,360	n/a
Mark J. Gergen	2011	473	1,529	23,000
	2010	453	1,630	20,000
	2009	412	2,550	n/a
Marcea Bland Lloyd	2011	473	1,529	30,000
	2010	453	1,630	20,000
	2009	412	1,360	n/a
Christian Weyer, M.D.	2011	473	1,529	20,000
	2010	453	1,630	6,700
	2009	412	1,360	n/a

(4)	Amounts shown in this column are the aggregate grant date fair value of option awards granted during the year indicated calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions for stock-based compensation, see Note 1 to our 2011 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 under the caption “Accounting for Stock-based Compensation.”
(5)	Amounts listed in this column were awarded for corporate performance in the relevant fiscal year but were paid in March of the following fiscal year. In 2010, the Compensation Committee accepted management’s recommendation to not pay cash bonuses because we did not receive approval for BYDUREON™ during that year. Accordingly, we did not pay our Named Executive Officers a cash bonus despite the fact that some of the corporate performance goals had been achieved. Amounts deferred under our 2001 Deferred Compensation Plan are shown in the footnotes to the Nonqualified Deferred Compensation Table below.
(6)	Except where otherwise noted, amounts shown in this column include term life insurance premiums we paid for each Named Executive Officer.
(7)	In addition to the amounts described in footnote 6 above, included in “all other compensation” for Mr. Foletta are the sums of $24,216 and $16,144, representing compensation received in lieu of accrued vacation for 2010 and 2009, respectively.
(8)	In addition to the amounts described in footnote 6 above, included in “all other compensation” for Mr. Gergen is the sum of $7,500 representing compensation received in lieu of accrued vacation for 2010.

(9)	In addition to the amounts described in footnote 6 above, included in “all other compensation” for Ms. Lloyd in 2010 is the sum of $1,121 representing taxable relocation reimbursements, including tax gross ups of $516. Included in “all other compensation” for Ms. Lloyd in 2009 is the sum of $117,385 representing taxable relocation reimbursements, including tax gross ups of $51,004.
(10)	In addition to the amounts described in footnote 6 above, included in “all other compensation” for Dr. Weyer is the sum of $10,601 and $10,313 representing compensation received in lieu of accrued vacation for 2010 and 2009, respectively. Also included in “all other income” is the tax gross up amount of $143.14 received in 2009 in connection with a performance recognition gift received by Dr. Weyer prior to his appointment as an executive officer of the Company.

Employment Agreements and Arrangements

With the exception of Mr. Bradbury, with whom we have a written employment agreement, we maintain at-will employment relationships with each of our currently serving Named Executive Officers: Mark G. Foletta, Mark J. Gergen, Marcea Bland Lloyd and Christian Weyer, M.D. Each of these executive officers receives our normal and customary employment benefits, generally on the same terms as all of our employees. The benefits include the right to (i) participate in our 401(k) Plan and our 2001 ESPP, and (ii) receive stock option grants and other equity awards under our 2009 EIP, stock grants under our ESOP and cash bonuses under our cash bonus plan. Each of our Named Executive Officers is also eligible, along with all of our employees holding the title of vice-president and above, to participate in our 2001 Deferred Compensation Plan and the Change in Control Plan. The benefits payable to our Named Executive Officers under our Change in Control Plan are more fully described below under the heading “Potential Payments upon Termination or Change in Control.” We also have customary indemnification agreements with our officers, including our Named Executive Officers.

On March 7, 2007, we entered into an employment agreement with Daniel M. Bradbury in connection with his appointment as President and Chief Executive Officer. Pursuant to the agreement, Mr. Bradbury is paid an annual cash salary and is eligible to participate in our annual cash bonus plan, with a target bonus equal to one hundred percent of his base salary. At the time we entered into this agreement with Mr. Bradbury, we granted him a one-time only option to purchase 450,000 shares of our common stock under our 2001 EIP, which fully vested four years from the date of grant. The agreement also provides that Mr. Bradbury will be eligible to participate in benefits under any executive benefit plan or arrangement which may be in effect from time to time and made available to our executive or key management employees and in the event of termination of employment without cause, Mr. Bradbury will be entitled to severance benefits including a payment equal to 12 month’s base salary and target bonus and continued company benefits for 12 months following such termination.

Additional discussion of the amounts listed in the Summary Compensation Table and an explanation of the amount of salary and incentive bonus paid to our Named Executive Officers in 2011 in proportion to total compensation can be found in the Compensation Discussion and Analysis in this proxy statement.

Grants of Plan-Based Awards For 2011

The following table provides information regarding each grant awarded to our Named Executive Officer for the fiscal year ended December 31, 2011.

Name	Company Grant date		Date of Company Board action granting award		Estimated possible payouts under non-equity incentive plan awards(1)			Estimated possible payouts under equity incentive plan awards(2)			All other stock awards: number of shares of stock or units (#)(3)	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards ($)(4)
					Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Daniel M. Bradbury					-0-	675,020	1,147,500
	3/01/2011											250,000	15.03	1,846,500
	3/01/2011										25,000			375,750
	3/01/2011							0	33,750	33,750				507,263
	2/01/2012	(5)	12/05/2011								473			7,350
	12/31/2011	(6)	12/05/2007	(7)							1,529			24,500
Mark G. Foletta					-0-	209,875	356,788
	3/01/2011											80,000	15.03	590,880
	3/01/2011										15,000			225,450
	3/01/2011							0	8,000	8,000				120,240
	2/01/2012	(5)	12/05/2011								473			7,350
	2/31/2011	(6)	12/05/2007	(7)							1,529			24,500
Mark J. Gergen					-0-	195,000	331,500
	3/01/2011											70,000	15.03	517,020
	3/01/2011										15,000			225,450
	3/01/2011							0	8,000	8,000				120,240
	2/01/2012	(5)	12/05/2011								473			7,350
	12/31/2011	(6)	12/05/2007	(7)							1,529			24,500
Marcea Bland Lloyd					-0-	200,063	340,106
	3/01/2011											60,000	15.03	443,160
	3/01/2011										15,000			225,450
	3/01/2011							0	15,000	15,000				225,450
	2/01/2012	(5)	12/05/2011								473			7,350
	12/31/2011	(6)	12/05/2007	(7)							1,529			24,500
Christian Weyer, M.D.					-0-	187,500	318,750
	3/01/2011											125,000	15.03	923,250
	3/01/2011										10,000			150,300
	3/01/2011							0	10,000	10,000				150,300
	2/01/2012	(5)	12/05/2011								473			7,350
	12/31/2011	(6)	12/05/2007	(7)							1,529			24,500

(1)	The amounts shown in these columns represent the threshold, target and maximum payout levels under our annual bonus plan for 2011 performance. The potential payouts for Named Executive Officers are one hundred percent performance driven.
(2)	The amounts shown in these columns represent the threshold, target and maximum vesting levels of these performance-based RSUs. These RSUs will vest in full if the performance metric is achieved and will expire and be completely forfeited if the performance metric is not achieved.
(3)	Amounts shown in this column have been rounded to whole share amounts.
(4)	Amounts shown in this column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions for stock-based compensation, see Note 1 to our 2011 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 under the caption “Accounting for Stock-based Compensation.” The grant date fair value of RSUs and other stock awards is based on the closing price of our common stock on the date of grant.
(5)	These shares were granted under our 401(k) plan.
(6)	These shares were granted under our ESOP.
(7)	Represents the date upon which the Company Board approved our ESOP.

The option and RSU award grants listed above were granted pursuant to the terms of our 2009 EIP. The options were granted at an exercise price equal to the closing price of shares of our common stock on the NASDAQ Stock Market on the date of grant shown above. The options listed above generally fully vest on the fourth anniversary of the date of grant with one-fourth of the option vesting on the first anniversary of the date of grant and in equal monthly installments for three years thereafter. These options expire seven years from the date of grant. Time-based vesting RSUs listed above vest in three equal annual installments from the date of grant, becoming full-vested on the third anniversary of the grant date. The performance-based RSUs listed above vested upon the commercial launch of BYDUREON™ in the United States. Additional narrative discussion of our 2011 RSU grants, our 2011 option grants and our option grant practices can be found in the Compensation Discussion and Analysis of this proxy statement.

In December 2011, the Compensation Committee approved a 401(k) matching award in the form of shares of our common stock to employees equal to 50% of up to the first six percent of eligible earnings contributed to their individual 401(k) accounts. In order to allow for all potential 401(k) contributions through the end of 2011, the stock award was granted on February 1, 2012 and valued using of the closing price of our common stock on that date of $15.53 per share. Under the terms of our 401(k) plan, matching stock awards vest in equal annual installments over four years from the employee’s start date. Additional narrative discussion of our 2011 401(k) matching stock grant practices can be found in the Compensation Discussion and Analysis of this proxy statement.

In December 2007, the Company Board established the ESOP which provides for annual mandatory stock awards to eligible employees equal to 10% of their eligible plan year income up to qualified plan limits. Employees generally earn the right to receive the stock awards if they are employed by us on December 31st of each plan year. The number of shares received by each of our Named Executive Officers for the 2011 plan year was determined by dividing 10% of eligible 2011 compensation by the closing price of our common stock on March 6, 2012 of $16.02 per share. Under the terms of the ESOP, all stock awards received under the ESOP vest in equal annual installments over four years from the employee’s participation in the plan. Additional narrative discussion of the annual ESOP stock award can be found in the Compensation Discussion and Analysis of this proxy statement.

Outstanding Equity Awards for Fiscal 2011

The following table provides information regarding outstanding equity awards granted under our 2001 EIP and 2009 EIP held by our Named Executive Officers as of December 31, 2011.

	Option awards				Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable(1)	Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested (#)(2)	Market value of shares of stock that have not vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Payout Value of Unearned Shares, Units or Other Rights That Have Not Yet Vested ($)(3)
Daniel M. Bradbury	36,000	—	11.95	8/02/12	25,000	284,500	100,000	(4)	1,138,000
	100,000	—	18.85	5/12/13			33,750	(5)	384,075
	100,000	—	22.60	5/04/14
	110,000	—	16.54	5/25/15
	120,000	—	41.34	5/16/16
	30,000	—	47.73	6/02/16
	450,000	—	36.90	3/07/17
	257,813	17,187	24.87	3/04/15
	137,500	62,500	9.02	3/04/16
	114,583	135,417	18.01	2/02/17
	—	250,000	15.03	3/01/18
Mark G. Foletta	32,083	—	18.85	5/12/13	15,000	170,700	15,000	(4)	170,700
	40,000	—	22.60	5/04/14			8,000	(5)	91,040
	40,000	—	16.54	5/25/15
	50,000	—	41.34	5/16/16
	70,000	—	36.90	3/07/17
	65,625	4,375	24.87	3/04/15
	41,250	18,750	9.02	3/04/16
	22,917	27,083	18.01	2/02/17
	—	80,000	15.03	3/01/18
Mark J. Gergen	41,500	—	16.80	5/09/15	15,000	170,700	20,000	(4)	227,600
	3,300	—	16.54	5/25/15			8,000	(5)	91,040
	35,000	—	41.34	5/16/16
	60,000	—	36.90	3/07/17
	65,625	4,375	24.87	3/04/15
	37,813	17,187	9.02	3/04/16
	32,083	37,917	18.01	2/02/17
	—	70,000	15.03	3/01/18
Marcea Bland Lloyd	50,000	—	41.27	2/07/17	15,000	170,700	20,000	(4)	227,600
	51,563	3,437	24.87	3/04/15			15,000	(5)	170,700
	37,813	17,187	9.02	3/04/16
	27,500	32,500	18.01	2/02/17
	—	60,000	15.03	3/01/18
Christian Weyer, M.D.	1,081	—	22.60	5/04/14	10,000	113,800	6,700	(4)	76,246
	2,041	—	19.79	8/31/14			10,000	(5)	113,800
	5,563	—	16.54	5/25/15
	18,000	—	41.34	5/16/16
	14,000	—	36.90	3/07/17
	18,750	1,250	24.87	3/04/15
	13,750	6,250	9.02	3/04/16
	12,238	14,462	18.01	2/02/17
	—	125,000	15.03	3/01/18

(1)	Unvested options appearing in this column were granted under our 2001 EIP or our 2009 EIP. One-fourth of the option grant vests on the first anniversary of the grant date. Following the first anniversary of the grant date, the remaining options vest pro-rata on a monthly basis and become fully-vested on the fourth anniversary of the grant date.

(2)	Unvested RSUs appearing in this column were granted under our 2009 EIP. One-third of the RSU grant vests on an annual basis over three years and becomes fully-vested on the third anniversary of the grant date.
(3)	Values in this column are based upon the closing price of our common stock of $11.38 on the NASDAQ Stock Market on December 31, 2011.
(4)	These RSUs had a performance-based vesting component such that they would only vest if we achieved positive non-GAAP operating income for the full year of 2011. These RSUs vested in 2012 because the performance metric was achieved.
(5)	These RSUs had a performance-based vesting component such that they would only vest if we launched BYDUREON™ within two years from the date of grant. These RSUs vested in 2012 because the performance metric was achieved.

Option Exercises and Stock Vested Table

The following table contains information regarding the number of shares of common stock acquired and the value realized pursuant to the exercise of stock options, and all stock awards vested and the value realized pursuant to the vesting of stock awards, by each of our Named Executive Officers during the year ended December 31, 2011.

	Option awards		Stock awards
Name	Number of shares acquired on exercise (#)(1)	Value realized on exercise ($)	Number of shares acquired on vesting (#)(2)		Value realized on vesting ($)(3)
Daniel M. Bradbury	45,000	135,900	2,002		22,783
Mark G. Foletta	—	—	2,002		22,783
Mark J. Gergen	—	—	2,002		22,783
Marcea Bland Lloyd	—	—	4,016	(4)	55,148	(5)
Christian Weyer, M.D.	—	—	2,002		22,783

(1)	All shares acquired upon option exercise during 2011 by our Named Executive Officers were retained by the Named Executive Officers and were not simultaneously sold upon exercise of the options.
(2)	Unless otherwise noted, represents 473 shares that were vested immediately upon grant pursuant to the terms of our 401(k) plan and 1,529 shares that vested immediately upon grant pursuant to the terms of our ESOP. 401(k) matching shares vest in four equal annual installments on the anniversary of the Named Executive Officer’s employment start date. After the fourth anniversary of the employment start date, all matching shares granted under the 401(k) plan are vested immediately on the date of grant. All shares granted under the ESOP vest in one-fourth increments upon completion of 12 consecutive months of employment measured from the later of the January 1, 2007 effective date of the ESOP or the Named Executive Officer’s employment start date until all ESOP shares are fully vested upon completion of four years as a participant in the ESOP.
(3)	Unless otherwise noted, based upon the closing price of our common stock of $11.38 on the NASDAQ Stock Market on the December 31, 2011 vesting date.
(4)	Represents 403 shares that vested on the fourth anniversary of Ms. Lloyd’s employment start date and 473 shares that Ms. Lloyd became entitled to on December 31, 2011 and vested immediately upon the February 1, 2012 grant date pursuant to the terms of our 401(k) plan. Also represents 1,611 shares that vested on the fourth anniversary of Ms. Lloyd’s participation in our ESOP and 1,529 shares that Ms. Lloyd became entitled to on December 31, 2011 and vested immediately upon grant pursuant to the terms of our ESOP.
(5)	Based upon the closing price of our common stock on the NASDAQ Stock Market of $16.07 on the February 7, 2011 vesting date with respect to 2,014 shares and $11.38 on the December 31, 2011 vesting date with respect to 2,002 shares.

Nonqualified Deferred Compensation Table

The following table contains information regarding our Named Executive Officer’s participation in our 2001 Deferred Compensation Plan for the year ended December 31, 2011.

Name	Executive Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)(3)	Aggregate Balance at Last FYE ($)(4)
Daniel M. Bradbury	303,750	(92,208)	—	2,177,865
Mark G. Foletta	—	(4,717)	—	398,574
Mark J. Gergen.	—	—	—	—
Marcea Bland Lloyd	—	(27,945)	—	944,911
Christian Weyer, M.D.	—	(3,812)	—	106,045

(1)	The contribution amounts contained in this column are reported in the Summary Compensation Table as follows:

Name	Salary Paid in 2011	Non-equity Incentive Plan Compensation Paid in 2011 for 2010 Performance	Other Compensation
Daniel M. Bradbury	303,750	—	—
Mark G. Foletta	—	—	—
Mark J. Gergen	—	—	—
Marcea Bland Lloyd	—	—	—
Christian Weyer, M.D.	—	—	—

(2)	The aggregate earnings amounts contained in this column have not been reported in the Summary Compensation Table because none of our Named Executive Officers received above market or preferential earnings from their deferred compensation accounts.
(3)	None of our Named Executive Officers received distributions from their deferred compensation accounts in 2011.
(4)	Amounts shown in this column include deferred compensation that was included in our Summary Compensation Tables for years prior to 2011 as follows: Mr. Bradbury: $1,666,115; Mr. Foletta: $218,139; and Ms. Lloyd: $772,158.

Our 2001 Deferred Compensation Plan is an unfunded plan designed for the purpose of providing deferred compensation to our directors and highly compensated executives. The plan allows executives to elect on an annual basis to defer receipt of portions of their salary and/or cash bonus into bookkeeping accounts with phantom investment alternatives that mirror the gains and/or losses of several different investment funds. The bookkeeping accounts are adjusted to reflect investment results resulting from fluctuations in the market value of the phantom investments. Participants may change their selected phantom investment alternatives at any time. The amounts reported in the aggregate earnings column above reflect any unrealized gains and losses, based on the increases or decreases in market value of investment funds for 2011 and realized gains, which represents interest earned during 2011 on deferred compensation.

Under the terms of the plan, in 2011 executive participants were permitted to defer up to 80% of their salary and up to 80% of their annual cash bonus. Elections must be made by December 31st of each year to defer salary compensation that will be earned during the following year, and are irrevocable after that date. Elections to defer bonus compensation must be made no later than six months prior to the end of calendar year, which is the applicable performance period to which the bonus relates, in accordance with applicable tax compliance requirements.

Executive participants may elect to receive a distribution of their account balance either in a lump sum or annual installments of up to 15 years, and may elect to commence payment either upon termination of employment, or a date specified by the executive at the time of initial deferral. Executives may also elect at the time of deferral to receive payment of their account balance in the event of a change of control of the company. Any changes in the executive’s distribution election are permitted only if made in accordance with applicable tax compliance requirements governing nonqualified deferred compensation plans. Any payments made to executives upon termination of employment will be delayed six months if required by applicable tax compliance requirements. Notwithstanding the executive’s election, for distributions made upon a termination of employment, annual installment payments are permitted under the plan only if at the time of termination the executive has attained age 65, or age 55 with 5 years of service with the company, or the termination is due to the executive’s death or disability. Executives may be entitled to receive earlier payments of their account balances through certain unforeseeable emergency withdrawals.

Amounts deferred by the executives are not subject to income tax until payment, but are subject to the Federal Insurance Contributions Act tax at the time of deferral. We are not required to make any contributions to the 2001 Deferred Compensation Plan, nor do we fund the plan. Participants have an unsecured contractual commitment by the company to pay the amount due under the plan. When such payments are due, cash will be distributed from our general assets.

Pension Benefits

We have no pension plans.

Potential Payments Upon Termination or Change In Control

Termination

Employment Agreement Provisions

Other than Mr. Bradbury, we have not entered into employment agreements with any of our Named Executive Officers. Mr. Bradbury has served as our President and Chief Executive Officer since March 1, 2007. On March 7, 2007, we entered into an employment agreement with Mr. Bradbury effective upon his promotion to that position. Mr. Bradbury’s employment is “at-will”, and his employment agreement can be terminated by us or by him at any time. Under the terms of his employment agreement, if Mr. Bradbury is terminated by us without cause or if he resigns for good reason, he will be entitled to severance benefits including a payment of 12 months base salary and target bonus, and continued company benefits for 12 months following such termination. Mr. Bradbury’s employment agreement also provides that if his employment terminates for any reason other than by us without cause or by him for good reason, he will be entitled to base salary and accrued and unused vacation benefits earned through the date of such termination at the rate in effect at that time.

Equity Awards

Under the provisions of our 2001 EIP and our 2009 EIP, vested options, including those held by our Named Executive Officers, remain exercisable for a period of 90 days or 3 months, respectively, following termination of services to Amylin other than for death or disability if the option does not otherwise expire during that period. If services to Amylin are terminated as a result of death or disability, vested options granted under the 2001 EIP and the 2009 EIP remain exercisable for a period of 12 months following such termination if the option does not otherwise expire during the 12-month period. For options granted after May 2003, optionees, including our Named Executive Officers, who retire at the age of 55 or older and who have provided five or more years of continuous service to Amylin at the date of retirement have the earlier of five years following their retirement or the option’s expiration date to exercise their option.

Deferred Compensation

Our Named Executive Officers participate in our 2001 Deferred Compensation Plan which permits the deferral of a portion of their compensation as described in the narrative description following the Nonqualified

Deferred Compensation Table above. The last column in the Nonqualified Deferred Compensation Table above reports each Named Executive Officer’s aggregate plan balance as of December 31, 2011. At the time of deferral the Named Executive Officers may elect to receive a distribution of their deferred compensation account balance upon termination of employment, a specified date, and/or a change in control of the company. The Named Executive Officers may elect to receive a distribution of their account balance either in the form of a lump sum or annual installment payments of up to 15 years, and may elect a different form of distribution upon a change in control than that elected for other distribution events. Notwithstanding the executive’s election, for distributions made upon a termination of employment, annual installment payments are permitted under the plan only if at the time of termination the executive has attained age 65, or age 55 with 5 years of service with the company, or the termination is due to the executive’s death or disability. Executives may be entitled to receive earlier payments of their account balances through certain unforeseeable emergency withdrawals.

Change In Control

In August 2007, the Compensation Committee approved amendments to our double-trigger Change in Control Plan which was originally adopted in February 2001. Under the amended double-trigger plan, each of our officers, including our Named Executive Officers, is entitled to receive severance payments and other benefits if his or her employment is terminated by the Company without “Cause” (as defined in the Change in Control Plan) or by the Executive for “Good Reason” (as defined in the Change in Control Plan) in each case, during the period beginning ninety days prior to and ending 13 months following the effective date of a change in control of Amylin. The amended plan clarifies that “Good Reason” terminations include voluntary resignations as a result of a material reduction in base salary and a material diminution of the officer’s authority, duties and responsibilities which, in the case of our chief executive officer, includes no longer reporting directly to our board of directors or the board of directors of a successor company and in the case of our chief financial officer, includes the occurrence of a material diminution in the authority, duties or responsibilities of the supervisor to whom the chief financial officers is required to report.

The double-trigger Change in Control Plan provides our officers salary continuation benefits upon a covered termination as follows: (i) the chief executive officer and/or president would receive 36 months salary continuation; (ii) other executive officers would receive 24 months salary continuation; and (iii) non-executive officers would receive 18 months salary continuation. The Change in Control Plan also provides our officers lump sum bonus payments upon a covered termination equal to a specified percentage of their then-current annual target bonus as follows: (i) the chief executive officer and/or president would receive 300% of his target bonus; (ii) other executive officers would receive 200% of their target bonus; and (iii) non-executive officers would receive 100% of their target bonus. The Change in Control Plan also reimburses our Named Executive Officers for 140% of 18 months of medical, dental and other COBRA payments and clarifies that all then-outstanding unvested options and equity grants awarded prior to being promoted to an officer position and held by officers at the time of termination immediately vest in full. Officers would receive these benefits upon a covered termination unless they are a party to an agreement with us that supersedes the Change in Control Plan. As of the date of this proxy statement, none of our Named Executive Officers had separate agreements with us regarding change of control or severance benefits that supersede the Change in Control Plan.

To receive benefits under the Change in Control Plan, a recipient must execute a release of claims in favor of us. Further, any benefits being paid under the plan will terminate immediately if at any time the recipient of such benefits violates any proprietary information, confidentiality or non-solicitation obligation to us. Options granted to officers under the 2001 EIP and 2009 EIP have included, certain change in control provisions. The 2001 EIP and 2009 EIP provide that, in the event of a sale, lease or other disposition of all or substantially all of our assets or specified types of mergers or consolidations (each referred to as a corporate transaction), any surviving or acquiring corporation shall either assume awards outstanding under the 2001 EIP and 2009 EIP or substitute similar awards for those outstanding under the 2001 EIP and 2009 EIP. If any surviving corporation declines to assume awards outstanding under the 2001 EIP and 2009 EIP or to substitute similar awards, then, with respect to participants whose service has not terminated as of the time of such corporate transaction, the vesting and the time during which such awards may be exercised will be accelerated in full, and all outstanding awards will terminate if the participant does not exercise such awards at or prior to the corporate transaction.2

Further, if within 90 days prior to, or within 13 months following, the effective date of certain specified change in control transactions, an officer’s employment terminates without cause or under certain other “Good Reason”—type circumstances, then the vesting and exercisability of the options and the vesting of any other equity awards held by such officer that were issued under the 2001 EIP and 2009 EIP shall accelerate in full.

The following table summarizes the value of payments our Named Executive Officers would have received had their employment relationship with us been terminated without cause on December 31, 2011 in connection with a change in control.

Name	Salary Continuation and Bonus Payment($)(1)		Acceleration of Equity Awards($)(2)	COBRA Payments($)(3)	Total($)
Daniel M. Bradbury	4,050,000	(4)	1,954,075	31,980	6,036,055
Mark G. Foletta	1,259,250		476,690	31,980	1,767,920
Mark J. Gergen	1,170,000		529,901	31,980	1,731,881
Marcea Bland Lloyd	1,200,375		609,561	21,932	1,831,868
Christian Weyer, M.D.	1,125,000		318,596	31,980	1,475,576

(1)	Unless otherwise indicated, amounts shown in this column represent 24 months of salary continuation paid out over a 24-month period following December 31, 2011 and a lump-sum bonus paid on December 31, 2011 equal to two hundred percent of the Named Executive Officer’s 2011 target bonus amount. All amounts in this column are based on the Named Executive Officer’s base salary in effect on December 31, 2011 and does not take into account any salary increases in 2012.
(2)	Amounts shown in this column represent (i) the value of in-the-money unvested options granted under the 2001 EIP and 2009 EIP that would have accelerated if the Named Executive Officer was terminated on December 31, 2011 in connection with certain change in control events and are based on the difference between the market value per share of our common stock on that date and the exercise price of the respective options and (ii) the value of RSUs that would have accelerated if the Named Executive Officer was terminated on December 31, 2011 in connection with certain change in control events and are based on multiplying the number of RSUs that would have accelerated by the market value per share of our common stock on December 31, 2011. The amounts shown herein do not reflect the value of any equity grants made in 2012.
(3)	Amounts shown in this column represent 140% of 18 months of medical, dental and other COBRA payments based on the Named Executive Officer’s benefits in effect on December 31, 2011.
(4)	Amount represents 36 months of salary continuation paid out over a 36-month period following December 31, 2011 and a lump-sum bonus paid on December 31, 2011 equal to three hundred percent of Mr. Bradbury’s 2011 target bonus.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS AS OF APRIL 12, 2012

The material in this report, issued on April 12, 2012, is not “soliciting material,” is not deemed “filed” with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Amylin under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee reviews our corporate accounting and financial reporting process on behalf of the Company Board. The Audit Committee is comprised solely of independent directors as defined in applicable NASDAQ and SEC regulations, and operates under a written charter approved by the Company Board. This charter is available on the corporate governance section of our website, www.amylin.com.

Management is responsible for the financial statements, the corporate accounting and financial reporting processes, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. Our independent auditors are responsible for planning and performing an independent audit of our financial statements in accordance with auditing standards generally accepted in the United States. Our independent auditors are also responsible for expressing an opinion on the conformity of our audited financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee has met and held discussions with management and our independent auditors. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee has reviewed and discussed with management and our independent auditors the audited financial statements for the year ended December 31, 2011, including the appropriateness, not just the acceptability, of the accounting principles applied, the reasonableness of significant judgments, and the clarity and completeness of disclosure in the financial statements, and management’s assessment of the effectiveness of internal control over financial reporting at December 31, 2011.

The Audit Committee and our independent auditors discussed the auditors’ independence from Amylin and its management, including the matters in the written disclosures required by the Public Company Accounting Oversight Board’s Rule 3526 (Communication with Audit Committees Concerning Independence). The Audit Committee also discussed with our independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU § 380).

The Audit Committee discussed with our independent auditors the overall scope and plans for their audit. The Audit Committee meets with our independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of our internal control over financial reporting, and the overall quality of our financial reporting. The Audit Committee met 11 times during 2011.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Company Board that our audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the SEC.

THE AUDIT COMMITTEE:

Karin Eastham, Chair

Teresa Beck

Kathleen Behrens

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Mr. Adams, Ms. Beck and Ms. Eastham served on the Compensation Committee throughout 2011. None of these members of the Compensation Committee has ever been an officer or employee of ours or had a relationship in 2011 requiring disclosure under applicable SEC regulations. None of our executive officers currently serves, or served during 2011, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

CERTAIN TRANSACTIONS

As stated in our Code for Shared Business Conduct, we expect our directors, officers and other employees to avoid conflicts of interest that interfere with their ability to act in the best interests of Amylin. We have adopted a written policy establishing the procedures to be followed for the review, approval or ratification of any transactions between Amylin and any of its directors and/or executive officers. Upon becoming aware of any such proposed transaction, directors and executive officers notify our Chief Compliance Officer who then determines whether the transaction requires the approval of the Audit Committee of our Board of Directors. Under its written charter, the Audit Committee is responsible for reviewing and approving any related person transactions that require disclosure to our stockholders under applicable requirements. Any transactions referred to the Audit Committee must be approved by the Audit Committee prior to consummation.

Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers, and may indemnify other employees and other agents, to the fullest extent permitted by law. We have entered into indemnification agreements with each of our directors and officers. These agreements require us to indemnify each director and officer for expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or officer in any action arising out of the person’s services as a director or officer of the company. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Except as set forth above, we are not aware of any transactions between us and any of our directors, executive officers, 5% stockholders or their family members or other persons since January 1, 2011 that require disclosure under Item 404 of Regulation S-K under the Exchange Act.

ANNEX B

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue Phone +1 212 325 2000
New York, NY 10010-3629 www.credit-suisse.com

June 29, 2012

Board of Directors

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

San Diego, California 92121

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of common stock, par value $0.001 per share (“Company Common Stock”), of Amylin Pharmaceuticals (the “Company”), other than Bristol-Myers Squibb Company (the “Acquiror”), Antigua Acquisition Corporation, a wholly owned subsidiary of the Acquiror (the “Merger Sub”), and their respective Affiliates (collectively, the “Excluded Persons”), from a financial point of view, of the Consideration (as defined below) to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of June 29, 2012 (the “Merger Agreement”), by and among the Company, the Acquiror and the Merger Sub. The Merger Agreement provides for, among other things, (i) that the Merger Sub will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares (the “Shares”) of Company Common Stock at a net price per Share in cash equal to $31.00 (the “Consideration”) and (ii) for the merger (the “Merger”) of the Merger Sub with and into the Company pursuant to which the Company shall continue as the surviving company as a wholly owned subsidiary of the Acquiror and each outstanding Share will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed a draft of the Merger Agreement dated June 29, 2012, and certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company and the development and commercialization of the Company’s products, including financial forecasts (which include terms of a certain proposed non-US repartnership arrangement), provided to or discussed with us by the Company and have met with the Company’s management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company (as described above) and the development and commercialization of the Company’s products, the management of the Company has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company and the development and commercialization of the Company’s products and that the financial results reflected in the forecasts utilized in our analyses will be realized in the amounts and at the times indicated thereby. We express no views as to the estimates relating to the development and commercialization of the Company’s products or the terms of the proposed non-US repartnership arrangement. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer or the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and that each of the Offer and the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. We have also assumed, with your consent, that the Company would have entered into future sales and marketing arrangements outside the United States with respect to the Company’s products on the terms reflected in the financial forecasts for the Company (as described above). We also have assumed, with your consent, that the Agreement when signed will conform to the draft Agreement reviewed by us in all respects material to our analyses.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received in the Offer or the Merger and does not address any other aspect or implication of the Offer or the Merger or any other agreement, arrangement or understanding entered into in connection with the Offer or the Merger or otherwise including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Offer or the Merger, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the merits of the Offer or the Merger as compared to alternative transactions or strategies that may be available to the Company nor does it address the Company’s underlying decision to proceed with the Offer and the Merger.

We have acted as financial advisor to the Company in connection with the Merger and have received and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided and in the future we may provide, investment banking and other financial services to the Company and its affiliates, for which we and our affiliates have received, and would expect to receive, compensation, including during the two year period prior to the date hereof (i) having acted as financial advisor to the Company in connection with its acquisition of worldwide rights to Exenatide products and (ii) having acted as bookrunner on an equity financing. We and our affiliates also have in the past provided, are currently providing and in the future may provide investment banking and other financial services to the Acquiror and its affiliates, including during the two-year period prior to the date hereof, acting as a lender and in other capacities under certain credit facilities of the Acquiror and certain of its affiliates.

We and our affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, the Acquiror and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Offer or the Merger, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is solely for the information of the Board of Directors in connection with its consideration of the Offer and the Merger and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Offer or the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Offer or the Merger is fair, from a financial point of view, to such stockholders, other than the Excluded Persons.

[Remainder of page intentionally left blank]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Charles Newton
Managing Director

ANNEX C

200 West Street | New York, New York 10282 Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

June 29, 2012

Board of Directors

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

San Diego, CA 92121

Ladies and Gentlemen:

Attached is our opinion letter, dated June 29, 2012 (the “Opinion Letter”), with respect to the fairness from a financial point of view to the holders (other than Bristol-Myers Squibb Company (“Bristol-Meyers”) and its affiliates) of the outstanding shares of common stock, par value $.001 per share (the “Shares”), of Amylin Pharmaceuticals, Inc. (the “Company”) of the $31.00 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of June 29, 2012, by and among Bristol-Myers, Antigua Acquisition Corporation (a wholly owned subsidiary of Bristol-Myers), and the Company.

The Opinion Letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

200 West Street | New York, New York 10282 Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

June 29, 2012

Board of Directors

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

San Diego, CA 92121

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Bristol-Myers Squibb Company (“Bristol-Myers”) and its affiliates) of the outstanding shares of common stock, par value $.001 per share (the “Shares”), of Amylin Pharmaceuticals, Inc. (the “Company”) of the $31.00 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of June 29, 2012 (the “Agreement”), by and among Bristol-Myers, Antigua Acquisition Corporation, a wholly owned subsidiary of Bristol-Myers (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $31.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares (i) already owned by Bristol-Myers or Acquisition Sub, (ii) held by the Company as treasury shares, and (iii) held by holders who have properly demanded appraisal of such Shares under applicable law) will be converted into the right to be paid $31.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Bristol-Myers, any of their respective affiliates and third parties, including, AstraZeneca plc (“Astra”), which you have advised us will be party to collaboration arrangements regarding the development and marketing of Amylin’s portfolio of products, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for the accounts of Goldman, Sachs & Co. and its affiliates and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to Bristol-Myers and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a participant in Bristol Myers’ revolving credit facility (aggregate principal amount $1,500,000,000) since September 2011. We also have provided certain investment banking services to Astra and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having extended a loan facility to Astra in December 2010; and provided a committed credit facility to Astra since April 2012. We may also in the future provide investment banking services to the Company, Bristol-Myers, Astra and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2011; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the pharmaceuticals industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Bristol-Myers and its affiliates) of Shares, as of the date hereof, of the $31.00 per Share in cash to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $31.00 per Share in cash to be paid to the holders (other than Bristol-Myers and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Bristol-Myers or the ability of the Company or Bristol-Myers to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $31.00 per Share in cash to be paid to the holders (other than Bristol-Myers and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

ANNEX D

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228, §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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